 Exhibit 99.1

Management Proxy Circular

Notice of 2023 Annual Meeting
to be held on May 9, 2023

SUNCOR

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.
The annual general meeting (the meeting) of shareholders of Suncor Energy Inc. (the Corporation) will be held on May 9, 2023, at 10:30 a.m. Mountain Daylight Time (MDT). This year, the meeting will be conducted in a virtual-only format via live webcast online at https://web.lumiagm.com/430891657 (Password: suncor2023 (case sensitive)).
Registered shareholders and duly appointed proxyholders can participate, vote and ask questions during the meeting, provided they are connected to the internet and comply with all the requirements set out in the accompanying management proxy circular. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the meeting as guests. Guests will not be able to vote or ask questions at the meeting.
The meeting will have the following purposes:
•
to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2022, together with the notes thereto and the auditor report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint the auditor of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation’s approach to executive compensation;

•
to consider a shareholder proposal regarding the production of a report outlining how the Corporation’s capital expenditure plans align with its 2030 emissions reductions target, as set forth in Schedule A of the accompanying management proxy circular; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 6 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on May 5, 2023 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.
Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.
Shareholders registered at the close of business on March 14, 2023, will be entitled to receive notice of and vote at the meeting.
By order of the Board of Directors of Suncor Energy Inc.
Jacqueline Moore
Chief Legal Officer, General Counsel and Corporate Secretary
March 24, 2023
Calgary, Alberta
CONTENTS
1	Invitation to Shareholders
2	About this Management Proxy Circular
3	Meeting Participation, Voting and Proxies: Questions and Answers
7	Business of the Meeting
7	Financial Statements
7	Election of Directors
15	Appointment of Auditor
16	Advisory Vote on Approach to Executive Compensation
16	Shareholder Proposal
17	Board of Directors Compensation
23	Executive Compensation
23	Letter to Shareholders
25	Compensation Discussion and Analysis
37	Compensation of the Named Executive Officers
55	Termination Agreements and Change of Control Arrangements
57	Indebtedness of Directors, Executive Officers and Senior Officers
57	Summary of Incentive Plans
62	Claw Back Policy
62	Directors’ and Officers’ Insurance
62	Advance Notice By-law
63	Corporate Governance
63	Additional Information
63	Advisories
A-1	Schedule A: Shareholder Proposal No. 1
B-1	Schedule B: Named Executive Officers’ Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards
C-1	Schedule C: Corporate Governance Summary
D-1	Schedule D: Position Description for Independent Board Chair
E-1	Schedule E: Director Independence Policy and Criteria
F-1	Schedule F: Board Terms of Reference

INVITATION TO SHAREHOLDERS
Dear Shareholder:
On behalf of the board of directors (the Board), management and employees of Suncor Energy Inc. (the corporation), we invite you to attend our annual general meeting (the meeting) of shareholders on May 9, 2023 at 10:30 a.m. Mountain Daylight Time. This year, we will hold the meeting in a virtual-only format, which will be conducted via live webcast online at https://web.lumiagm.com/430891657 (Password: suncor2023 (case sensitive)). Technical information regarding attendance is provided below in the section, “Q. How do I attend the meeting?” under “Meeting Participation, Voting and Proxies: Questions and Answers.” Technical support is provided in the Virtual Meeting User Guide that will be sent to registered holders with their proxy packages and posted on Suncor’s website, technical support can also be accessed at: support-ca@lumiglobal.com.
The items of business to be considered at this meeting are described in the accompanying notice of annual general meeting of shareholders of the corporation and management proxy circular. The contents and sending of the management proxy circular have been approved by the Board.
Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you, or by voting at the virtual meeting. Following the formal portion of the meeting, management will review the corporation’s operational and financial performance for 2022 and provide an outlook on priorities for 2023 and beyond. You will also have an opportunity to ask questions.
Many of our public documents, including our 2022 Annual Report, are available in the Investor Centre on our website located at www.suncor.com. We encourage you to visit our website during the year for information about the corporation, including news releases and investor presentations. To ensure you receive all the latest news relating to the corporation, including the speeches of senior executives, you can use the ‘Email Alerts’ subscribe feature on the corporation’s website. Additional information relating to the corporation is also available under the corporation’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.
We look forward to having you join us at the meeting.
Yours sincerely,

Michael M. Wilson Chair of the Board	Kris P. Smith Interim President and Chief Executive Officer
Management Proxy Circular 2023   Suncor Energy Inc.   1

ABOUT THIS MANAGEMENT PROXY CIRCULAR
You are invited to attend the annual general meeting (the meeting) of holders (shareholders) of common shares (common shares or shares) of Suncor Energy Inc. to be held on May 9, 2023, at 10:30 a.m. Mountain Daylight Time (MDT) for the purposes indicated in the accompanying notice of annual general meeting of shareholders. The meeting will be conducted in a virtual-only format via live webcast online at https://web.lumiagm.com/430891657 (Password: suncor2023 (case sensitive)).
This management proxy circular includes important information regarding the matters to be acted upon at the meeting, and our compensation practices for, and compensation of, the board of directors of Suncor (the Board or Board of Directors) and Suncor’s Named Executive Officers (as defined on page 25) for the year ended December 31, 2022.
This management proxy circular is dated March 24, 2023 and all information contained in this management proxy circular is given as of such date, unless stated otherwise.
In this management proxy circular, references to “Suncor”, the “corporation”, the “company”, “our” or “we” mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

Forward-Looking Information and Risks
This management proxy circular contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor’s Annual Information Form for the year ended December 31, 2022 (the AIF), Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2022 (the MD&A), and Suncor’s other disclosure documents, many of which are beyond the corporation’s control. Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking information contained herein. Refer to the “Advisories” section of this management proxy circular for information on the material risk factors and assumptions underlying the forward-looking information contained in this management proxy circular.
The corporation’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the “Advisories” section of this management proxy circular.
Non-GAAP Financial Measures
Certain financial measures and ratios in this management proxy circular — namely adjusted funds from operations (AFFO), and measures contained in return on capital employed (ROCE) — are not prescribed by generally accepted accounting principles (GAAP). Refer to the “Advisories” section of this management proxy circular. These non-GAAP financial measures and ratios are used by management to analyze business performance, leverage and liquidity.

These non-GAAP financial measures and ratios do not have any standardized meaning under GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures and ratios should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Measurement Conversions
Suncor converts certain natural gas volumes to barrels of oil equivalent (boe) on the basis of one barrel (bbl) for every six thousand cubic feet (mcf) of natural gas. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value. In this management proxy circular, references to “bbls/d” mean thousands of barrels per day and “boe/d” mean thousands of barrels of oil equivalent per day.
Website References
Information contained in or otherwise accessible through Suncor’s website and other websites, though referenced herein, does not form part of this management proxy circular and is not incorporated by reference into this management proxy circular.

2   Management Proxy Circular 2023   Suncor Energy Inc.

Meeting Participation, Voting and Proxies: Questions and Answers

This management proxy circular is provided in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid by Suncor for such forwarding services.
Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented at the meeting.
To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent and registrar, Computershare Trust Company of Canada (Computershare): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on May 5, 2023, or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding meeting participation, voting and proxies.

Q.
How will I be able to participate in the meeting?

A. Suncor is holding the meeting in a virtual-only format via live webcast. You can participate online using your smartphone, tablet or computer. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to listen to and view the meeting, ask questions and vote. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the meeting as guests. Guests will be able to listen to and view the meeting but will not be able to ask questions or vote at the meeting.
Following the meeting we will hold a Q&A session to answer the questions submitted by registered shareholders and duly appointed proxyholders through the online platform.
Questions may be submitted at any time during the meeting. To ensure the meeting is conducted in a manner that is fair to all shareholders, the Chair of the meeting may exercise discretion in responding to the questions including the order in which the questions are answered, the grouping of the questions and the amount of time devoted to any question. Shareholders will be afforded the same opportunities to participate as at an in-person meeting. The questions and answers from the Q&A sessionwill be included in the replay posted on Suncor’s website following the meeting.
Additional details on meeting participation are set forth in the Virtual Meeting User Guide that will be sent to registered holders with their proxy packages and posted on Suncor’s website.
Q.
How do I attend the meeting?

A. To attend the meeting log in online at https://web.lumiagm.com/430891657. We recommend that you log in at least thirty minutes before the meeting starts and check that the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You will be able to log into the site from 9:30 a.m. MDT on May 9, 2023.
Next click “Login”. If you are a registered shareholder or duly appointed proxyholder, select “I have a login” and enter your Control Number or Proxyholder Username as applicable (see below) and Password: suncor2023 (case sensitive) OR if you are a non-registered (beneficial) shareholder, select “I am a guest” and complete the online form.
Registered shareholders: The control number located on the form of proxy or in the email notification you received is your “Control Number”.
Duly appointed proxyholders: Computershare will provide the proxyholder with a username consisting of a four-letter appointee code (Proxyholder Username) by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described under the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?” below.
It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow yourself ample time to check into the meeting.
If you are having trouble getting into the meeting you may click on the support button ‘Having issues connecting?’ at the login page. This will provide you with a list of common connectivity issues and answers, as well as a link to the FAQ on using the platform.

Management Proxy Circular 2023   Suncor Energy Inc.   3

Meeting Participation, Voting and Proxies: Questions and Answers
Q.
Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares as of the close of business on March 14, 2023, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading “Description of Capital Structure – Petro-Canada Public Participation Act”) which section is incorporated by reference herein, each common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person (virtually) or by proxy is required to approve all matters to be considered at the meeting.
Q.
What am I voting on?

A. You will be voting on:
•
the election of directors of the corporation until the close of the next annual meeting;

•
the appointment of KPMG LLP as auditor of the corporation until the close of the next annual meeting;

•
the advisory resolution on the corporation’s approach to executive compensation disclosed in this management proxy circular; and

•
a shareholder proposal (Shareholder Proposal No. 1) regarding production of a report outlining how the corporation’s capital expenditure plans align with its 2030 emissions reductions target, as set forth in Schedule A of this management proxy circular;

Q.
What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person (virtually) and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the common shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The management nominees named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of annual general meeting of shareholders and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.
Q.
Who is soliciting my proxy?

A. The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors who has been retained by the corporation at a cost of $73,000 for their advisory services. Any other costs related to the solicitation are paid by Suncor.
Q.
How can I vote?

A. If you are eligible to vote and your shares are registered in your name, you can vote your shares during the meeting by completing a ballot online, or by completing your proxy form through any of the methods described above.
Shareholders may also vote their shares in advance of the meeting by telephone or through the internet using the procedures described in the proxy form.
If your shares are not registered in your name but are held by a nominee, please see “How can a non-registered (beneficial) shareholder vote?” and “How can a non-registered (beneficial) shareholder vote at the meeting?” below.
Q.
How can a non-registered (beneficial) shareholder vote?

A. If your shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting instruction form. Carefully follow the instructions provided in the proxy or voting instruction form.
Q.
How can a non-registered (beneficial) shareholder vote at the meeting?

A. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the meeting but will be able to virtually attend as a guest. This is because Suncor does not have access to all of the names of its non-registered shareholders, and as a result we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote at the meeting, insert your name in the space provided on the proxy or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. You must complete the form by following the return instructions provided by your nominee AND register yourself as proxyholder online at https://www.computershare.com/SuncorEnergy, all as described below under Step 1 and Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
The Company may utilize the Broadridge QuickVote service to assist non-registered shareholders with voting their Suncor shares over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the Meeting.

4   Management Proxy Circular 2023   Suncor Energy Inc.

Non-registered (beneficial) shareholders located in the United States: If you are a non-registered (beneficial) shareholder located in the United States, to virtually attend and vote at the meeting you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting, by submitting a copy of your legal proxy to Computershare. Requests for registration should be sent to: Computershare, Attention Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, OR emailed at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:30 a.m. MDT on May 5, 2023. You will receive a confirmation of your registration by email once Computershare receives your registration materials. Please note that you also are required to register your appointment at https://www.computershare.com/SuncorEnergy.
Q.
Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.
Once appointed, you will also need to register your proxyholder online at https://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish your shares to be voted, your shares will be voted FOR or AGAINST as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxy will be voted:
•
FOR the election of the director nominees set out in this management proxy circular;

•
FOR the appointment of KPMG LLP as auditor;

•
FOR the approach to executive compensation disclosed in this management proxy circular; and

•
AGAINST the Shareholder Proposal No. 1, as set forth in Schedule A of this management proxy circular, regarding the production of a report outlining how the corporation’s capital expenditure plans align with its 2030 emissions reductions target.

Q.
Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A. Yes, you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting.
Each person named in the form of proxy or voting instruction form is a director or executive officer of Suncor. Shareholders who wish to appoint someone other than the management nominees named in the proxy form to attend and participate at the meeting as their proxy and vote their common shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Proxyholder Username that is required for such proxyholder to be able to vote at the meeting.
Step 1: Submit your form of proxy or voting instruction form: If you wish to appoint a person other than the management nominees named in your form of proxy or voting instruction form, then strike out those printed names and insert the name of your chosen proxyholder in the space provided and follow the instructions for submitting such form of proxy or voting instruction form as outlined on the form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.
Step 2: Register your proxyholder: To register a third-party proxyholder (including yourself, if you are a non-registered (beneficial) shareholder) shareholders must visit https://www.computershare.com/SuncorEnergy by 10:30 a.m. MDT on May 5, 2023 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Proxyholder Username via email. Without a Proxyholder Username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.
Q.
What if my shares are registered in more than one name or in the name of my corporation?

A. If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your corporation or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.
Q.
Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:
1.
completing and signing a proxy bearing a later date, and delivering it to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting (or any adjourned or postponed meeting); or

2.
delivering a written statement, signed by you or your authorized attorney to:

Management Proxy Circular 2023   Suncor Energy Inc.   5

Meeting Participation, Voting and Proxies: Questions and Answers
(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the chair of the meeting prior to the start of the meeting.

If you are a non-registered (beneficial) shareholder, contact your nominee for information on how to revoke your proxy or voting instruction form.
If you have followed the process for attending and are a registered shareholder and voting at the meeting online, voting at the meeting online will revoke your previous proxy.
Q.
Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.
Q.
How many shares are outstanding?

A. As of March 17, 2023, there were 1,321,913,697 common shares outstanding. We have no other class or series of voting shares outstanding.
As of February 27, 2023, there was no person or company who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.
Q.
How will meeting materials be delivered?

A. We are using notice and access to deliver this management proxy circular to both registered shareholders and non-registered (beneficial) shareholders. This means that Suncor will post this management proxy circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the meeting and explaining how to access and review this management proxy circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered (beneficial) shareholders at Suncor’s expense.
Notice and access is an environmentally friendly and cost-effective way to distribute the management proxy circular because it reduces printing, paper and postage.
Q.
How can I request a paper copy of this management proxy circular?

A. Both registered shareholders and non-registered (beneficial) shareholders can request a paper copy of this management proxy circular for up to one year from the date it is filed on SEDAR (www.sedar.com). If so requested, this management proxy circular will be sent to you at no charge. If you would like to receive a paper copy of this management proxy circular, please follow the instructions provided in the Notice. If you request a paper copy of the management proxy circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.
Suncor will provide paper copies of this management proxy circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.
If you have any questions about notice and access you can call our Investor Relations team at 1-800-558-9071.
Q.
What is electronic delivery?

A. Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery saves paper, reduces our impact on the environment and reduces costs.
Q.
How can I ask for electronic delivery?

A. If you are a registered shareholder, you can sign up for electronic delivery through Computershare via the Investor Centre website at www.investorcentre.com/suncor.
You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).
Non-registered (beneficial) shareholders can sign up for mail or electronic delivery (not proxy materials) through www.computershare.com/mailinglist.
Q.
What if I have other questions?

A. If you have a question regarding the meeting please contact Computershare at 1-877-982-8760 or visit www.computershare.com.
Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2024 annual meeting of shareholders to our Corporate Secretary. To be included in our 2024 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 between December 11, 2023, and February 9, 2024.

Webcast Posting after Meeting
A recording of the meeting will be posted for viewing on www.suncor.com following its completion.

6   Management Proxy Circular 2023   Suncor Energy Inc.

BUSINESS OF THE MEETING
Financial Statements
The audited consolidated financial statements of the corporation for the year ended December 31, 2022, together with the notes thereto and the report of the auditor thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2022 Annual Report. Copies of the 2022 Annual Report may be obtained from the
Corporate Secretary upon request. The full text of the 2022 Annual Report is available on Suncor’s website at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Election of Directors
Number of Directors. Suncor’s articles stipulate there shall be not more than fifteen nor fewer than eight directors. In addition, the Settlement Agreement (as defined below) provides that the size of the Board shall not exceed thirteen directors at any time prior to the expiration date of the Settlement Agreement. The cap on the number of directors was increased to 13, from the original cap of 12, by amendment to the Settlement Agreement dated March 17, 2023, to allow Suncor flexibility to continue to implement the Board’s Diversity Policy. Effective April 3, 2023, the Board will be composed of thirteen directors, with twelve non-employee directors, including Michael M. Wilson, our Board Chair, and one member of management, Richard M. Kruger, our President and Chief Executive Officer (CEO).
In accordance with our by-laws, the Board has determined that thirteen directors will be elected at the meeting. Following the meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of twelve non-employee directors and Richard M. Kruger, Suncor’s President and CEO. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.
Voting Details. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the election of the nominees whose names appear on pages 8 to 14.
Recent amendments to the Canada Business Corporations Act and the regulations promulgated thereunder require that shareholders be allowed to cast a vote “for” or “against” a candidate, as opposed to the previous, “for” or “withhold.” As a result, the corporation has revised its director election voting options to “for” or “against” a candidate.
Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management designees named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be voted against the election of directors.
Majority Voting for Directors. The Board has repealed its majority voting policy (the Majority Voting Policy) as a result of recent amendments to the Canada Business Corporations Act and the regulations promulgated thereunder. Pursuant to the Canada Business Corporations Act, if there is an uncontested election (being an election where only one candidate is nominated for each position available on the board) at a meeting of shareholders at which directors are to be elected, each candidate is elected only if the number of votes cast in favour of their election represents a majority of the votes cast “for” and “against” them by the shareholders who are present in person or represented by proxy, unless the articles of the corporation require a greater number of votes.
Accordingly, any nominee for director who receives an equal or greater number of votes “against” than votes “for” his or her election as a director at the meeting shall not be elected to the Board.

Management Proxy Circular 2023   Suncor Energy Inc.   7

The Persons Nominated for Election as Directors Are:
Ian R. Ashby 65 San Jose, California, USA
Ian R. Ashby is the former President of BHP Billiton’s iron ore customer sector group. Mr. Ashby has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office, ultimately leading the company’s iron ore business. Since retiring from BHP Billiton in 2012, Mr. Ashby has taken on a number of advisory and board roles with other mining and related organizations. He currently serves as an independent director on the boards of Anglo American plc and IAMGOLD Corporation. He has served as a director on the boards of New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a bachelor of engineering (Mining) degree from the University of Melbourne in Australia.

Skills and Experience(1) Mining, Operations, Technology and Innovation, Strategy and Economics, EHS, Risk Management, Global Experience, Capital Markets
Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results(2)		Other Public Company Boards
Board of Directors	4 of 5	80%	Year	Votes in Favour	Anglo American plc
Audit	4 of 5	80%	2022	N/A	IAMGOLD Corporation
Environment, Health, Safety and Sustainable Development	1 of 1	100%	2021	N/A
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	–	11 098	11 098	476 659	December 31, 2027
Patricia M. Bedient 69 Sammamish, Washington, USA
Patricia Bedient retired as Executive Vice President of Weyerhaeuser Company (Weyerhaeuser), one of the world’s largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as Chief Financial Officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the Managing Partner for its Seattle office and partner in charge of the firm’s forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc.(7) and Park Hotels & Resorts Inc. and also serves on the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor’s degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Skills and Experience(1) Finance, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Capital Markets
Director since February 24, 2016 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards(8)
Board of Directors	16 of 16	100%	Year	Votes in Favour	Alaska Air Group, Inc.
Audit (Chair)	7 of 7	100%	2022	95.95%	Park Hotels & Resorts Inc.
Governance	6 of 6	100%	2021	99.78%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	–	75 039	75 039	3 222 925	Target Met at 4.0 x
8   Management Proxy Circular 2023   Suncor Energy Inc.

Russell Girling
60
Calgary,
Alberta, Canada
Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy/Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling is a director and Chair of the board of Nutrien Ltd. Until December 31, 2020 Mr. Girling was a member of the U.S. National Petroleum Council, the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

Director since May 4, 2021 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)(9)(10)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	Nutrien Ltd.
Audit	7 of 7	100%	2022	96.70%
Environment, Health, Safety and Sustainable Development	4 of 4	100%	2021	99.70%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	56 602	14 891	71 493	3 070 624	Target Met at 3.8 x

Jean Paul (JP) Gladu
49
Sand Point First Nation,
Ontario, Canada
Skills and Experience(1)
Energy, Mining, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management Anishinaabe from Thunder Bay, Mr. Gladu is a member of Bingwi Neyaashi Anishinaabek located on the Lake Nipigon, Ontario.

Jean Paul (JP) Gladu previously served as President of the Canadian Council for Aboriginal Business (CCAB) for approximately eight years. Mr. Gladu has over 30 years of experience in the natural resource sector including work with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada. Mr. Gladu also serves on the board of Broden Mining Ltd. and the Institute for Corporate Directors. He was appointed Chancellor of St. Paul’s University College Waterloo in 2017 and served on the board of Ontario Power Generation. Mr. Gladu has a forestry technician diploma, an undergraduate degree in forestry from Northern Arizona University, an Executive MBA from Queens University and the ICD.D from Rotman School of Management at the University of Toronto.

Director since November 17, 2020 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	None
Environment, Health, Safety and Sustainable Development	3 of 3	100%	2022	95.94%
Human Resources and Compensation	5 of 5	100%	2021	98.78%
Governance	1 of 1	100%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	185	31 529	31 714	1 362 116	Target Met at 1.7 x

Management Proxy Circular 2023   Suncor Energy Inc.   9

Dennis M. Houston 71 Spring, Texas, USA Skills and Experience(1) Energy, Operations, Strategy and Economics, EHS, Social Performance, Governance, Risk Management, Global Experience
Dennis Houston served as Executive Vice President of ExxonMobil Refining and Supply Company, Chairman and President of ExxonMobil Sales & Supply LLC and Chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years’ experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited. Mr. Houston holds a bachelor’s degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council – Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

Director since January 1, 2018 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(10)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	None
Environment, Health, Safety and Sustainable Development	4 of 4	100%	2022	95.80%
Human Resources and Compensation	5 of 5	100%	2021	98.66%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	15 600	52 956	68 556	2 944 480	Target Met at 3.7 x

Richard M. Kruger
63
Calgary, Alberta, Canada
Skills and Experience(1)
Energy, Mining, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Richard M. Kruger is President and Chief Executive Officer of Suncor. Mr. Kruger was Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2013 until his retirement in December 2019. Mr. Kruger has worked for Exxon Mobil Corporation and its predecessor companies since 1981 in various upstream and downstream assignments with responsibilities in the United States, the former Soviet Union, the Middle East, Africa, and Southeast Asia. In his previous position, Mr. Kruger was Vice President of Exxon Mobil Corporation and president of ExxonMobil Production Company, a division of Exxon Mobil Corporation, with responsibility for ExxonMobil’s global oil and gas producing operations. He holds a mechanical engineering degree from the University of Minnesota and a MBA from the University of Houston.

Director effective April 3, 2023 – Non-Independent, Management
Suncor Board and Board Standing Committees Meeting Attendance(11)	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards
Board of Directors	N/A	N/A	Year	Votes in Favour	None
			2022	N/A
			2021	N/A
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)(9)	Share Ownership Target Compliance or Compliance Date(6)
	—	—	—	—	December 31, 2028
10   Management Proxy Circular 2023   Suncor Energy Inc.

Brian P. MacDonald
57
Naples, Florida, USA
Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Strategy and Economics, EHS, Governance, Risk Management, Global Experience, Capital Markets

Brian MacDonald is the Chief Executive Officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Prior to joining CDK Global, Inc., Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation and served as Interim Chief Executive Officer of Hertz Corporation. Mr. MacDonald previously served as President and Chief Executive Officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners’ $5.3 billion acquisition of Sunoco Inc., where Mr. MacDonald had served as Chairman, President and Chief Executive Officer. He was the Chief Financial Officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK Global, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor’s of science, with a concentration in chemistry, from Mount Allison University.

Director since July 23, 2018 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(10)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	None
Audit	7 of 7	100%	2022	96.52%
Governance (Chair)	6 of 6	100%	2021	99.70%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	13 000	54 315	67 315	2 891 179	Target Met at 3.6 x

Lorraine Mitchelmore
60
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Mining, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

Lorraine Mitchelmore has over 30 years’ international oil and gas industry experience. She most recently served as President and Chief Executive Officer for Enlighten Innovations Inc., a private equity backed fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada, Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore has been a director of the Bank of Montreal since 2015, Cheniere Energy Inc. since July 2021 and Alberta Investment Management Corporation since January 2022, and has served on the boards of Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor’s of science (Honours) in geophysics from Memorial University of Newfoundland, a master’s of science in geophysics from the University of Melbourne, Australia and a MBA with Distinction from Kingston Business School in London, England.

Director since November 6, 2019 – Independent
Suncor Board and Board Standing Committees Meeting Attendance	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	Bank of Montreal
Audit	7 of 7	100%	2022	95.95%	Cheniere Energy Inc.
Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%	2021	99.84%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	1 385	42 708	44 093	1 893 794	Target Met at 2.4 x

Management Proxy Circular 2023   Suncor Energy Inc.   11

Daniel Romasko
59
Blanco, Texas, USA
Skills and Experience(1)
Energy, Finance, Operations, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Governance, Risk Management, Global Experience, Capital Markets

Dan Romasko was most recently President and Chief Executive Officer of Enlighten Innovations Inc., a manufacturing technology development company specializing in heavy oil desulfurization and sodium recovery ceramic membranes. Mr. Romasko is a director of Enlighten Innovations Inc. From 2014 to 2018, Dan was the President and Chief Executive Officer of Motiva Enterprises LLC, a leading refiner distributor and marketer of transportation fuels and lubricant base oils in the Eastern, Southern, and Gulf Coast regions of the United States. Prior to that, he was the Executive Vice President of Operations for Tesoro, and preceding that role, held the positions of General Manager, Fort Hills and Vice President, Technical Competence, at Petro-Canada/Suncor Energy Inc. Dan has a Bachelor of Science degree in chemical engineering from Montana State University.

Director since March 23, 2023 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(12)	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards
Board of Directors	N/A	N/A	Year	Votes in Favour	None
			2022	N/A
			2021	N/A
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)(8)	Share Ownership Target Compliance or Compliance Date(6)
	—	—	—	—	December 31, 2028

Christopher R. Seasons
62
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Operations, Technology and Innovation, Public Policy / Government Relations Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Risk Management, Capital Markets

Christopher R. Seasons is a professional engineer with more than 30 years of domestic and international experience in the upstream oil and gas industry. Mr. Seasons is currently a partner at ARC Financial Corporation, an energy-focused private equity firm. From 2004 until his retirement in June 2014, he served as President of Devon Canada Corporation, a subsidiary of Oklahoma-based Devon Energy Corporation. Mr. Seasons has long been active in the Calgary community with several not-for-profit organizations including the Canadian Association of Petroleum Producers (former Chairman and head of numerous committees), the Alberta Children’s Hospital Foundation (past Chairman), and the United Way of Calgary and Area (past Co-Chair of the annual campaign and board member). Mr. Seasons graduated from Queen’s University with bachelor of science degree in chemical engineering.

Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)(10)	Meeting Attendance		Annual Meeting Voting Results(2)		Other Public Company Boards
Board of Directors	5 of 5	100%	Year	Votes in Favour	None
Human Resources and Compensation	2 of 2	100%	2022	N/A
Environment, Health, Safety and Sustainable Development	1 of 1	100%	2021	N/A
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	6 075	3 789	9 864	423 659	December 31, 2027
12   Management Proxy Circular 2023   Suncor Energy Inc.

M. Jacqueline Sheppard
67
Calgary, Alberta,
Canada
Skills and Experience(1)
Energy, Finance, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets

M. Jacqueline Sheppard has held numerous roles as an executive in the energy industry and as a director of public, private and crown corporations. Ms. Sheppard is the former Executive Vice President, Corporate & Legal, of Talisman Energy Inc. where she was responsible for legal affairs, business development, major projects, corporate communications, investor relations, corporate responsibility and government affairs. Ms. Sheppard is Chair of the board of Emera Inc. and serves on the board of ARC Resources Ltd. Ms. Sheppard was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and sold to Tourmaline Oil Corp., and a former director of Alberta Investment Management Corporation, Pacific Northwest LNG Ltd., Seven Generations Energy Ltd. and Cairn Energy PLC. Ms. Sheppard was named one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network and the National Post from 2002-2007. In honour of her exceptional merit and integrity in the legal profession, she was appointed the Queen’s Counsel designation in 2008. Ms. Sheppard is a Fellow of the Institute of Corporate Directions, Canada’s preeminent distinction for directors and a Rhodes Scholar, having received an Honours Jurisprudence, and earning bachelor and master of arts degrees from Oxford University. She earned a bachelor of law degree (Honours) from McGill University, and a bachelor of arts degree from Memorial University of Newfoundland.

Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)(10)	Meeting Attendance		Annual Meeting Voting Results(2)		Other Public Company Boards
Board of Directors	5 of 5	100%	Year	Votes in Favour	Emera Inc.
Human Resources and Compensation	2 of 2	100%	2022	N/A	ARC Resources Ltd.
Governance	1 of 1	100%	2021	N/A
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	15 400	3 789	19 189	824 168	Target Met at 1.0 x

Eira M. Thomas
54
West Vancouver, British  Columbia, Canada
Skills and Experience(1)
Mining, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Global Experience

Eira Thomas is a Canadian geologist with over 25 years of experience in the Canadian diamond business. She is currently the Chief Executive Officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as Chief Executive Officer and director of Kaminak Gold Corporation, Vice President of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Ms. Thomas graduated from the University of Toronto with a bachelor of science degree in geology. Her awards and recognition include: “Canada’s Top 40 under 40” by the Caldwell Partners and the Report on Business Magazine; selected as one of “Top 100 Canada’s Most Powerful Women”; and one of only four Canadians in 2008 to be named to the “Young Global Leaders”, by the World Economic Forum.

Director since April 27, 2006 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors	16 of 16	100%	Year	Votes in Favour	Lucara Diamond Corp.
Human Resources and Compensation (Chair)(13)	5 of 5	100%	2022	94.31%
Governance	6 of 6	100%	2021	97.14%
Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	4 000	140 924	144 924	6 224 486	Target Met at 7.8 x
Management Proxy Circular 2023   Suncor Energy Inc.   13

Michael M. Wilson 71 Bragg Creek, Alberta, Canada Skills and Experience(1) CEO Experience, Finance, Operations, Strategy and Economics, Human Resources and Compensation, Governance, Capital Markets
Michael Wilson is former President and Chief Executive Officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as Executive Vice President and Chief Operating Officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor’s degree in chemical engineering from the University of Waterloo and currently serves on the board of Air Canada and is Chair of the board of Celestica Inc.

Director since February 3, 2014 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(14)	Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors (Chair)	16 of 16	100%	Year	Votes in Favour	Air Canada
			2022	94.26%	Celestica Inc.
			2021	97.85%

Common Shares and Share Units Held as at December 31, 2022	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(5)	Share Ownership Target Compliance or Compliance Date(6)
	20 000	144 348	164 348	7 058 747	Target Met at 5.0 x

(1)
See the Board of Directors Skills Matrix on page C-3.

(2)
Mr. Ashby, Mr. Seasons and Ms. Sheppard were appointed to the Board effective July 18, 2022. Accordingly, information as to the 2021 and 2022 annual meeting voting results are not applicable to them.

(3)
Reflects the number of common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2022. As at February 27, 2023, there had been no other changes to the share ownership of the directors from December 31, 2022.

(4)
Reflects deferred share units (DSUs) granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the DSU Plan). See “Board of Directors Compensation – Equity Based Compensation.”

(5)
Reflects the number of common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the TSX) of a common share on the final trading day of 2022 ($42.95).

(6)
Reflects the compliance status as at December 31, 2022 or, if the total value shown is below the ownership requirement, the deadline for compliance. See “Board of Directors Compensation – Structure – Building Equity Ownership” for non-employee directors. Messrs. Ashby, Seasons and Sheppard were appointed to the Board effective July 18, 2022 (see “Business of the Meeting – Election of Directors – Settlement Agreement” for additional details) and have until December 31, 2027 to attain the required share ownership level. Mr. Romasko was appointed to the Board effective March 23, 2023 and has until December 31, 2028 to attain the required share ownership level. As President and CEO, Mr. Kruger is subject to separate share ownership guidelines. See “Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines” for further information.

(7)
Mses. Bedient, Sheppard and Thomas, and Messrs. Girling and Seasons were members of the ad hoc CEO Search Committee.

(8)
Ms. Bedient was appointed Chair of Alaska Air Group, Inc.’s board of directors effective May 5, 2022.

(9)
Mr. Girling was appointed Chair of the HR&CC effective February 6, 2023.

(10)
Ms. Sheppard, and Messrs. Girling, Houston, MacDonald and Seasons were members of the ad hoc Retail Review Committee.

(11)
Mr. Kruger was appointed to the Board effective April 3, 2023. Accordingly, information as to the 2021 and 2022 annual meeting voting results, and Board of Directors and Board Standing Committee meeting attendance, are not applicable to him. Mr. Kruger is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board.

(12)
Mr. Romasko was appointed to the Board effective March 23, 2023. Accordingly, information as to the 2021 and 2022 annual meeting voting results, and Board of Directors and Board Standing Committee meeting attendance, are not applicable to him.

(13)
Ms. Thomas was Chair of the HR&CC from November 14, 2022 until February 6, 2023, when Mr. Girling became Chair.

(14)
As Chair of the Board, Mr. Wilson is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board.

Settlement Agreement
On July 16, 2022, the corporation entered into a letter agreement, as amended on January 13, 2023 and March 17, 2023 (Settlement Agreement), with Elliott Investment Management L.P., Elliott Associates, L.P. and Elliott International, L.P. (collectively, Elliott), pursuant to which the corporation and Elliott agreed to certain matters regarding the corporation’s governance processes and constitution of the Board and a standstill period applying to Elliott.
In accordance with the Settlement Agreement, the corporation appointed: (i) Mr. Ashby, Mr. Seasons and Ms. Sheppard (Initial Nominees) to the Board; (ii) Mr. Ashby to the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee and the Audit Committee; (iii) Mr. Seasons to the Human Resources and Compensation Committee (HR&CC), the CEO Search Committee, and the Retail Review Committee (Mr. Seasons was subsequently also appointed to the EHS&SD Committee); and (iv) Ms. Sheppard to the

14   Management Proxy Circular 2023   Suncor Energy Inc.

Governance Committee, the CEO Search Committee and the Retail Review Committee (Ms. Sheppard was subsequently also appointed to the HR&CC Committee). In addition, in accordance with the Settlement Agreement, Elliott was entitled to designate one additional independent director for appointment to the Board no later than March 31, 2023, which resulted in the appointment of Mr. Romasko (together with the Initial Nominees, the Settlement Agreement Nominees) as a director of the corporation on March 23, 2023.
Additionally, in connection with the meeting, the corporation agreed to: (i) include the agreed upon Nominees as director nominees in this management proxy circular for election at the meeting; (ii) recommend that the shareholders vote in favour of the election of each of the director nominees (including the Settlement Agreement Nominees) at the meeting; (iii) solicit proxies for each of the director nominees (including the Settlement Agreement Nominees); and (iv) cause all valid proxies received by the corporation (or any of its officers, directors or representatives) to be voted in the manner specified by such proxies and, to the extent permitted under applicable securities law and stock exchange rules, cause all such proxies for which a vote is not specified in respect of the election of directors to be voted in favour of each of the Board nominees (including the Settlement Agreement Nominees).
In accordance with the Settlement Agreement, so long as the Settlement Agreement Nominees have been nominated by the Board for re-election as a director at the meeting, Elliott will cause to be present for quorum purposes and will not vote any common shares beneficially owned or controlled by them or their affiliates which they are entitled to vote on the record date for the meeting against the election of any of the Board’s nominees (including the Settlement Nominees).
The Settlement Agreement also provides that if a Settlement Agreement Nominee ceases to be a director for any reason prior to July 16, 2023, and so long as Elliott has not ceased to have a “net long position” of, or an aggregate net long economic exposure to, at least 1.75% of the corporation’s then outstanding common shares, then the corporation and Elliott shall cooperate to identify and mutually agree upon a substitute person to serve on the Board who is independent and satisfies the Corporation’s Board membership requirements.
Pursuant to the Settlement Agreement, Elliott is subject to certain customary standstill restrictions until January 31, 2024.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions.
No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.
No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gladu, a current and proposed director, who was an officer of the Alaska – Alberta Railway Development Corporation (A2A Rail), which obtained creditor protection under Canadian insolvency proceedings which were initiated on June 18, 2021. Mr. Gladu ceased to be an officer of A2A Rail on June 2, 2021.
No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.
No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor
Management and the Board propose that KPMG LLP be appointed as Suncor’s auditor until the close of the next annual meeting. KPMG LLP have been Suncor’s auditors since March 1, 2019. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the appointment of KPMG LLP.
Management Proxy Circular 2023   Suncor Energy Inc.   15

Fees paid and payable to KPMG LLP, the corporation’s auditor, for the years ended December 31, 2021 and 2022 are detailed below.
($ thousands)	2022	2021
Audit Fees	7 406	5 702

Tax Fees	—	—

Audit-Related Fees	835	465

All Other Fees	241	—

Total	8 482	6 167
The nature of each category of fees is as follows:
Audit Fees. Audit Fees were for professional services rendered by the auditor for the audit of Suncor’s annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees. Audit-Related Fees were for professional services rendered by the auditor for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attestation services not required by statute or regulation.
All Other Fees. There were no additional fees paid to KPMG.
All services described beside the captions “Audit Fees”; and “Audit-Related Fees” were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditor are provided in our AIF under the heading “Audit Committee Information”.

Advisory Vote on Approach to Executive Compensation
The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.
We hope you will carefully review the “Letter to Shareholders” beginning on page 23 and our “Compensation Discussion and Analysis” beginning on page 25 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee (HR&CC) c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The “Compensation Discussion and Analysis” section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2023 annual general meeting of shareholders.”
Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the advisory resolution approving the approach to executive compensation disclosed in this management proxy circular.
As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. If a significant number of shareholders oppose the resolution, the Board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review the approach to executive compensation in the context of those concerns. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.45% of votes “for”, including 91.80% of the votes cast in favour of the advisory resolution at the 2022 annual meeting of shareholders.
Shareholder Proposal
Set forth in Schedule A of this management proxy circular is Shareholder Proposal No. 1 regarding the production of a report outlining how the corporation’s capital expenditure plans align with its 2030 emissions reduction target, which has been submitted for consideration at the meeting and the Board’s and management’s voting recommendations thereon.
Other Business
Shareholders will vote on any other business as may properly be brought before the meeting. As of the date of this management proxy circular, management is not aware of any other matters to be brought before the meeting.

16   Management Proxy Circular 2023   Suncor Energy Inc.

Board of Directors Compensation
Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:
•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion of such remuneration in equity (DSUs) to closely align non-employee directors’ interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels periodically to ensure Suncor’s approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below) and takes into account governance and best practice trends.

As part of this review, the Governance Committee engages WTW to benchmark compensation for non-employee directors, including the Board chair and to provide information on Board compensation governance and best practice trends. This information is used by the Governance Committee in determining the compensation components, mix and pay level for non-employee directors, including the Board chair, that is then recommended to the full Board for approval.

The total compensation structure for non-employee directors for 2022 consisted of annual retainers and an annual equity award provided in the form of DSUs. DSUs are notional units that have the same value as our common shares, and therefore have the same upside potential and downside risk. Directors are required to meet robust share ownership guidelines. DSUs, along with Suncor common shares, count towards meeting these guidelines.

Structure
Suncor’s North American energy peers, identified on page 33 (the Suncor Compensation Peers), used for benchmarking Suncor’s non-employee director and Board chair compensation structure are the same companies used for benchmarking senior executive compensation. Suncor’s rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and enterprise value, is also provided on page 33. The following tables display the compensation structure for 2022 for all non-employee directors.
Compensation Structure Components for Non-Employee Directors (excluding Board chair)	($)
Retainer

Annual Retainer(1)	120 000

Annual Committee Chair Retainer

Audit Committee	25 000

HR&CC	15 000

EHS&SD Committee and Governance Committee	10 000

Travel

Travel originating within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU Target Value(4)	180 000

US Joining Equity(5)

Initial DSU Grant to US-based Directors	300 000
Management Proxy Circular 2023   Suncor Energy Inc.   17

Board of Directors Compensation
Compensation Structure Components for Board chair	($)
Retainer

Annual Retainer(1)	212 000

Travel

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU Target Value(4)(6)	318 000

(1)
Annual Retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her retainer in 100% cash, 50% cash and 50% DSUs or 100% DSUs. A minimum of 50% must be received in an equity-based form of compensation until the share ownership guideline level has been met. Beginning January 1, 2023, all non-employee directors can elect to receive equity-based pay in the form of DSUs and/or shares purchased on the open market.

(2)
Provides for travel from residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from residence outside continental North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs credited to each non-employee director’s account on each quarterly payment date is equal to one-quarter of the applicable Annual DSU Target Value plus the value of any cash retainers that the non-employee director has elected to defer into DSUs, divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($41.23, $45.58, $37.75 and $42.20, respectively).

(5)
Beginning January 1, 2021, the initial joining grant that was previously offered to all incoming non-employee directors was restricted to US-based directors. This change is intended to improve the alignment of overall compensation with the competitive landscapes in both Canada and the US.

(6)
No other compensation was payable to the Board chair for 2022.

Committee Membership. The following table sets forth the current Board standing committee members, all of whom are non-employee independent directors.
Committee Members	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC
Ian R. Ashby(1)	✓	✓

Patricia M. Bedient	Chair		✓

Russell Girling(2)		✓		Chair

Jean Paul (JP) Gladu(3)			✓	✓

Dennis M. Houston		✓		✓

Brian MacDonald(3)	✓		Chair

Lorraine Mitchelmore(3)	✓	Chair

Christopher R. Seasons(1)		✓		✓

M. Jacqueline Sheppard(1)			✓	✓

Eira M. Thomas(4)			✓	✓

(1)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board on July 18, 2022 and were appointed to the listed committees following their appointment to the Board.

(2)
Mr. Girling stepped down as a member of the Audit Committee and became a member of EHS&SD Committee, effective February 6, 2023.

(3)
On November 14, 2022, Mr. Gladu stepped down as a member of the EHS&SD Committee and became a member of the Governance Committee, Mr. MacDonald became the Chair of the Governance Committee, and Ms. Mitchelmore became the Chair of the EHS&SD Committee.

(4)
Ms. Thomas was Chair of the HR&CC from November 14, 2022 until February 6, 2023, when Mr. Girling became Chair.

18   Management Proxy Circular 2023   Suncor Energy Inc.

Building Equity Ownership.  Share ownership guidelines are one way that non-employee directors demonstrate their commitment to Suncor’s long-term success and alignment with shareholder interests. For 2022, share ownership guidelines were $1,400,000 for the Board chair and $800,000 for all other non-employee directors. The level of ownership must be attained by each director by the end of the fifth year after election or appointment to the Board or the date an increase in the share ownership guideline is approved. Suncor common shares and DSUs count toward the share ownership guideline.
For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2022 and the acquisition cost.
As at December 31, 2022, all non-employee directors, including the Board chair, have met or are on track to meet the share ownership guidelines.
As President and CEO, Mr. Kruger is subject to separate share ownership guidelines. See "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" for further information.
Suncor periodically benchmarks its share ownership guideline levels to ensure they are in line with its peers. A comprehensive review of executive and Board share ownership guidelines was conducted in 2021 and the guidelines were determined to be in line with Suncor’s peers and no changes were made.

Total Compensation
Total Compensation Summary. The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2022.
($)
Name(1)(2)	Total Fees Paid	Share-Based Awards(3)	Total Compensation(4)
Ian R. Ashby(5)	61 500	390 000	451 500

Patricia M. Bedient	149 500	180 000	329 500

John D. Gass(6)	134 250	180 000	314 250

Russell Girling	120 000	180 000	300 000

Jean Paul (JP) Gladu	124 500	180 000	304 500

Dennis M. Houston	124 500	180 000	304 500

Brian MacDonald	127 000	180 000	307 000

Maureen McCaw(7)	132 000	180 000	312 000

Lorraine Mitchelmore	122 500	180 000	302 500

Christopher R. Seasons(5)	60 000	90 000	150 000

M. Jacqueline Sheppard(5)	60 000	90 000	150 000

Eira M. Thomas	134 250	180 000	314 250

Michael M. Wilson	212 000	318 000	530 000
Total	1 562 000	2 508 000	4 070 000

(1)
Mr. Kruger, Suncor’s President and CEO, was appointed to the Board effective April 3, 2023.

(2)
Suncor’s former President & CEO, Mr. Little, who ceased to act in that role effective July 8, 2022, did not receive compensation for serving as a member of the Board in 2022. Please refer to page 50 for specifics of the compensation provided to Mr. Little during 2022.

(3)
Share-based awards consist of DSUs that are awarded in quarterly installments. The number of DSUs credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable Annual DSU Target Value divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($41.23, $45.58, $37.75 and $42.20 respectively). DSUs cannot be redeemed by directors until they cease to hold office.

(4)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(5)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board effective July 18, 2022. Mr. Ashby is a US-based director and therefore was entitled to an initial DSU grant valued at $300,000.

(6)
Mr. Gass stepped down from the Board effective December 2, 2022.

(7)
Ms. McCaw stepped down from the Board effective December 31, 2022.

Management Proxy Circular 2023   Suncor Energy Inc.   19

Board of Directors Compensation
Fees Paid. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2022. Fees are paid quarterly.
($)
Name	Retainer Fee	Committee Retainer Fee(1)	Committee Chair Retainer Fee	Travel Fees	Total Fees Paid(2)	Fees Taken in DSUs	Fees Taken in Cash
Ian R. Ashby(3)	60 000	—	—	1 500	61 500	30 750	30 750

Patricia M. Bedient	120 000	—	25 000	4 500	149 500	74 750	74 750

John D. Gass(4)	120 000	—	11 250	3 000	134 250	—	134 250

Russell Girling	120 000	—	—	—	120 000	120 000	—

Jean Paul (JP) Gladu	120 000	—	—	4 500	124 500	124 500	—

Dennis M. Houston	120 000	—	—	4 500	124 500	62 250	62 250

Brian MacDonald	120 000	—	2 500	4 500	127 000	127 000	—

Maureen McCaw(5)	120 000	—	7 500	4 500	132 000	66 000	66 000

Lorraine Mitchelmore	120 000	—	2 500	—	122 500	122 500	—

Christopher R. Seasons(3)	60 000	—	—	—	60 000	60 000	—

M. Jacqueline Sheppard(3)	60 000	—	—	—	60 000	60 000	—

Eira M. Thomas	120 000	—	11 250	3 000	134 250	—	134 250

Michael M. Wilson	212 000	—	—	—	212 000	212 000	—
Total	1 472 000	—	60 000	30 000	1 562 000	1 059 750	502 250

(1)
Annual Committee Member Retainers were eliminated for 2022.

(2)
Amounts reflect aggregate value of fees paid in cash and/or DSUs. Figures may not add due to rounding.

(3)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board effective July 18, 2022.

(4)
Mr. Gass stepped down from the Board effective December 2, 2022.

(5)
Ms. McCaw stepped down from the Board effective December 31, 2022.

Equity Based Compensation
Annual DSU Grant. Non-employee directors participate in Suncor’s DSU Plan. When redeemed after leaving the Board, each DSU is valued at the then current cash equivalent of the market price per common share, as calculated in accordance with the DSU Plan.
DSUs are an important component of non-employee director compensation. They provide a stake in Suncor and promote greater alignment between directors and shareholders.
Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation.
The annual grant of DSUs is generally awarded in equal quarterly installments.
For each new U.S. based non-employee director, the DSU Plan provides for a joining grant of DSUs equal to the total retainer for the year in which he or she is appointed to the Board. The initial joining grant that was previously offered to all incoming non-employee directors was restricted to U.S.-based directors commencing in 2021 to improve the alignment of overall compensation with the competitive landscapes in both Canada and the U.S. New non-employee directors who join the Board and any director who becomes Board chair during the year will receive a pro-rated annual DSU grant based on the date they join the Board or became Board chair, as applicable.
Each non-employee director, other than Mr. Wilson, the Board chair, and Messrs. Ashby and Seasons and Ms. Sheppard, who were appointed to the Board on July 18, 2022, received 4,337 DSUs in 2022. Mr. Wilson received 7,662 DSUs, Mr. Seasons and Ms. Sheppard each received 2,258 DSUs, and Mr. Ashby received 10,205 DSUs inclusive of his joining award upon his appointment to the Board. In 2022, non-employee directors, including the Board chair, received an

20   Management Proxy Circular 2023   Suncor Energy Inc.

aggregate of 61,419 DSUs including awards of fractional units but excluding fees taken in DSUs.
Fees Paid in DSUs. Until share ownership guidelines for non-employee directors are met (see page 19 for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The value of fees received in DSUs is converted into a number of DSUs using the same valuation as that quarter’s portion of the annual DSU grant. On each dividend payment date for common shares, an additional number of DSUs, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment based on the market value, are credited to the non-employee directors’ DSU accounts.
Redemption of DSUs.  DSUs may be redeemed when a non-employee director ceases to hold office, on a date elected by that director prior to November 30 of the calendar year following such cessation. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a “specified employee”. The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share on the TSX, as per the terms of the DSU Plan.
Looking Ahead. To allow for greater flexibility, effective January 1, 2023, directors will have the additional option to receive all or a portion of their equity-based pay in the form of common shares of Suncor purchased on the open market. The sale of such shares will be subject to restrictions set forth in the corporation’s Share Ownership Guidelines.
Stock Options.  In line with governance best practices, stock option grants to non-employee directors were discontinued effective January 1, 2009. There are no outstanding stock options held by non-employee directors.
Director Hedging Prohibition. Pursuant to Suncor’s policies, directors are not permitted to engage in short selling in Suncor common shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares, DSUs or other securities of Suncor held by the director.

Share-Based Awards. The following table provides information about share-based awards outstanding for our non-employee directors as at December 31, 2022 and provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2022.
Name	Value vested during the year(1) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(2) ($)
Ian R. Ashby(3)	390 000	476 659

Patricia M. Bedient	180 000	3 222 925

John D. Gass(4)	180 000	3 617 120

Russell Girling	180 000	639 568

Jean Paul (JP) Gladu	180 000	1 354 171

Dennis M. Houston	180 000	2 274 460

Brian MacDonald	180 000	2 332 829

Maureen McCaw(5)	180 000	6 291 531

Lorraine Mitchelmore	180 000	1 834 309

Christopher R. Seasons(3)	90 000	162 738

M. Jacqueline Sheppard(3)	90 000	162 738

Eira M. Thomas	180 000	6 052 686

Michael M. Wilson	318 000	6 199 747
Total	2 508 000	34 621 481

(1)
Share-based awards consist of DSUs that are awarded in quarterly installments. The number of DSUs credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable Annual DSU Target Value divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($41.23, $45.58, $37.75 and $42.20, respectively).

Management Proxy Circular 2023   Suncor Energy Inc.   21

Board of Directors Compensation
(2)
Consists of fees taken in DSUs and annual awards of DSUs administered quarterly, all issued under the DSU Plan and the closed PCCDSU Plan. DSUs vest immediately upon grant and are the only share-based awards that are granted to non-employee directors. As a result, all share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Value is calculated based on the closing price on the TSX of a common share on December 31, 2022 ($42.95).

(3)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board on July 18, 2022.

(4)
Mr. Gass stepped down from the Board effective December 2, 2022.

(5)
Ms. McCaw stepped down from the Board effective December 31, 2022.

Director Value at Risk. The following table provides the aggregate equity holdings of non-employee directors for the years ended December 31, 2021 and 2022 as well as the net change during 2022 and the total value at risk as at December 31, 2022.
	December 31, 2021			December 31, 2022			Net Change During 2022
Name(1)	Shares	Share- based awards(2)	Options(3)	Shares	Share- based awards(2)	Options(3)	Shares	Share- based awards(4)	Options(3)	Total value at risk(5) ($)
Ian R. Ashby(6)	—	—	—	—	11 098	—	—	11 098	—	476 659

Patricia M. Bedient	—	65 799	—	—	75 039	—	—	9 240	—	3 222 925

Russell Girling	36 602	7 206	—	56 602	14 891	—	20 000	7 685	—	3 070 624

Jean Paul (JP) Gladu	185	23 015	—	185	31 529	—	—	8 514	—	1 362 116

Dennis M. Houston	15 600	44 969	—	15 600	52 956	—	—	7 987		2 944 480
Brian P. MacDonald	13 000	44 753	—	13 000	54 315	—	—	9 562	—	2 891 179

Maureen McCaw	6 880	134 338	—	7 173	146 485	—	293	12 147	—	6 599 611

Lorraine Mitchelmore	1 385	33 756	—	1 385	42 708	—	—	8 952	—	1 893 794

Christopher R. Seasons(6)	1 000	—	—	6 075	3 789	—	5 075	3 789	—	423 659

M. Jacqueline Sheppard(6)	15 400	—	—	15 400	3 789	—	—	3 789	—	824 168

Eira M. Thomas	4 000	130 569	—	4 000	140 924	—	—	10 355	—	6 224 486

Michael M. Wilson	10 000	125 635	—	20 000	144 348	—	10 000	18 713	—	7 058 747

(1)
Mr. Gass stepped down from the Board effective December 2, 2022. Ms. McCaw stepped down from the Board effective December 31, 2022.

(2)
Includes DSUs issued under the DSU Plan.

(3)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.

(4)
Consists of DSUs issued under the DSU Plan and DSUs credited in respect of notional dividend reinvestment.

(5)
Value of shares and DSUs is calculated based on the closing price on the TSX of a common share on December 31, 2022 ($42.95).

(6)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board on July 18, 2022.

22   Management Proxy Circular 2023   Suncor Energy Inc.

Executive Compensation
Letter to Shareholders
To Our Fellow Shareholders:
On behalf of the HR&CC and the Board, we are pleased to share the company’s approach to senior executive compensation and how it aligns with company performance.
In the Compensation Discussion and Analysis section that follows, we share detailed information on our pay-for-performance philosophy, compensation programs, governance practices, and compensation for Named Executive Officers (NEOs).
Revitalizing Suncor. 2022 performance has been marked by significant actions taken by the Board and management to restore Suncor’s leadership position. The Board has overseen, and held management accountable to, the implementation of a plan designed to improve safety and reliability performance and increase returns to shareholders. Significant progress has been made during 2022; however, more needs to be done to meet the expectations of shareholders and the Board.
The actions taken throughout the year by the Board and Suncor management to implement changes to improve operational and business performance include:
•
Refreshed the Board with three highly experienced, independent, non-executive directors (and a fourth in early 2023).

•
Senior executive team changes were made and new senior executives with significant mining operations experience were recruited.

•
Took concrete actions to improve safety and operational performance, with a focus on increasing capacity of front-line leadership and implementing fatigue management and collision awareness technology.

•
Increased the dividend twice by an aggregate of 24% to the highest level in the company’s history and repurchased 8.1% of outstanding shares.

•
Increased the company's working interest in Fort Hills, aligned with our focus on core business.

•
Further focused our portfolio by selling our Norway assets as well as our renewable energy business to focus on hydrogen and renewable fuels, accelerating progress towards net-zero by 2050.

•
Conducted a comprehensive strategic review of the retail business, concluding that there was more value in retaining and optimizing than in divesting.

Safety Performance. Two worker fatalities occurred in our mine operations in 2022. After the second fatality in July, the Board concluded that an immediate change in leadership was required. The Board appointed Kris Smith as Interim President & CEO and began a fulsome search process for a permanent President & CEO. A review of safety programs and culture was immediately initiated under Kris Smith’s leadership.
Financial and Operating Results. Adjusted Funds From Operations (AFFO) for the year was the highest in the company’s history in absolute terms (by 67%) and on a per-share basis (by 88%). Operating, Selling & General (OS&G) cost performance improved in some key areas, but continued work to lower controllable costs in the face of inflationary pressures is required. Capital expenditures of $5.0 billion were within guidance.
Upstream production volumes were 743,000 bbls/d, within guidance range of 740,000 to 760,000. Under new mining leadership, we are progressing the mine improvement plan at Fort Hills.
Utilization across our downstream business continued to outperform the Canada/US average, exceeding the Canadian average by nearly five percentage points. In late December extreme temperature swings damaged the Commerce City refinery resulting in a shutdown of just over two months to assess, repair and ensure safe startup of the refinery.
Returning Value. Providing competitive returns to shareholders remained a priority in 2022. We returned a total of $7.7 billion to shareholders, comprising $2.6 billion in dividends plus $5.1 billion in share buybacks. We repurchased 8.1% of outstanding shares in the past year and a total of 13.2% in the past two years. We also reduced net debt by over $2.5 billion dollars during the year including the opportunistic repurchase of debt below face value. Our 2025 target range for net debt was reached in the third quarter of 2022, positioning the company to increase allocations to share buybacks to 75% of excess funds.
Compensation Governance. Our compensation programs are designed to ensure that we attract and retain top executive talent. Senior executive pay levels are benchmarked against a North American peer group of energy companies. Program design and practices are reviewed regularly with the assistance of external consultants to enhance alignment with best practices, stakeholder interests, and the evolving competitive landscape.
Management Proxy Circular 2023   Suncor Energy Inc.   23

Executive Compensation
A review in 2022 confirmed that our executive compensation structure remained well aligned with market and no changes were made for 2023. To continue to drive focus on safety, in the 2023 Annual Incentive Plan (AIP) we have doubled the overall weighting on safety to 22.5%. We have also introduced a new safety metric (SIFa) that measures how well we prevent the most serious injuries. Industry-standard recordable injury frequency also remains an important component of the 2023 AIP.
For the second year we carved out a portion of Long-Term Incentive (LTI) awards for Climate Performance Share Units (Climate PSUs). The 2023 award is similar to the first award granted in 2022 and will vest based on progress towards our 2030 commitment to reduce annual greenhouse gas emissions by 10 megatonnes. A portion of the 2023 Climate PSU award will measure achieved emissions reductions by the end of 2025, at which point the cogeneration project at Base Plant is expected to be operating.
Interim President & Chief Executive Officer (CEO) Compensation. Mr. Smith’s total direct compensation was $6,883,703 in 2022. He did not receive a base salary increase upon appointment to the Interim President & CEO position and the annual incentive payment of $891,000 represents approximately target level of performance allowing for half of 2022 being spent in the EVP Downstream role. The additional LTI award for interim service in August 2022 was determined by the Board after consulting with the independent compensation advisor to the HR&CC. We thank Mr. Smith for his focused and principled leadership through extraordinary times and the significant progress he has made in his short tenure as Interim President & CEO.

Aligning with Shareholder Interests. The assessment of realizable CEO pay relative to Suncor’s peers can be found on page 26 and confirms that, over the past three years, CEO pay is aligned with Suncor’s underperformance on TSR. The Board, with the support of the HR&CC, is committed to ensuring that Suncor’s senior executive compensation continues to align with our shareholders’ interests and to support the company’s competitiveness and future success.
Realizable Pay

100
75
50
25
0
CEO Realizable Pay Percentile of Peer Group
Suncor
0
25
50
75
100
Total Shareholder Return (TSR) Percentile of Peer Group

Priorities. Suncor has a long history of being a strong operator and we have a plan to grow shareholder returns through industry-leading performance. After a rigorous global search process, Richard Kruger has been selected as Suncor's next President & CEO effective April 3, 2023. Mr. Kruger brings an impressive track record driving cultural change and leading integrated oil and gas and oil sands operations. His extensive experience in building and sustaining a performance and safety culture is the restorative catalyst that Suncor needs.

Looking Ahead. We have an extraordinary asset base, a powerful integrated business model, and a strong, disciplined and experienced team. We are building a culture of performance and trust to enable our employees to deliver safe and reliable operations and the team is focused on cost and capital discipline at every point in the oil price cycle. We have reset the organization and look forward to regaining your confidence.
We welcome shareholder feedback on our business operations, policies, and practices, including executive compensation.
Sincerely,

Russell Girling Chair of the Human Resources and Compensation Committee	Michael M. Wilson Chair of the Board
24   Management Proxy Circular 2023   Suncor Energy Inc.

COMPENSATION DISCUSSION AND ANALYSIS
2022 Named Executive Officers
The persons (the Named Executive Officers or NEOs) who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:
Kristopher P. Smith(1)(2)	K. P. Smith	Interim President and Chief Executive Officer

Alister Cowan	A. Cowan	Chief Financial Officer

Bruno Y. Francoeur	B.Y. Francoeur	Executive Vice President, Business & Operations Services

Arlene Strom	A. Strom	Chief Sustainability Officer(3)

Peter D. Zebedee(4)	P. D. Zebedee	Executive Vice President, Mining & Upgrading

Mark S. Little(5)	M.S. Little	Former President and Chief Executive Officer

(1)
Effective July 8, 2022, Mr. Smith was appointed Interim President & CEO.

(2)
Mr. Kruger was appointed President & CEO effective April 3, 2023.

(3)
Ms. Strom also held the role of General Counsel until February 1, 2023.

(4)
Effective March 30, 2022, Mr. Zebedee joined Suncor as the Executive Vice President, Mining & Upgrading.

(5)
Mr. Little ceased to be the President & CEO effective July 8, 2022.

Pay and Performance Overview
Suncor’s executive compensation programs are designed to align the interests of our executives with the interests of shareholders, rewarding executives for delivering annual and longer-term results and building sustainable shareholder value.
Our business is linked to the commodity cycle with significant long-term capital investments. It requires focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.
The following information provides an overview of some key points regarding pay and performance at Suncor.

Focusing on Performance. We look at performance from a number of perspectives with the intention of balancing short-term financial and operational metrics with long-term shareholder value creation:
Financial Results	Value Drivers	Leadership	Shareholder Value
AFFO(1) ROCE(1)	Safety Sustainability Product Volumes Costs	Individual performance, which includes the successful execution of operational and capital plans.
Absolute total shareholder return (TSR), which includes changes in share price and reinvested dividends, plus relative TSR through our performance share unit (PSU) plan (PSU Plan).
Absolute share price appreciation through stock options.
Absolute TSR through our restricted share unit (RSU) plan (RSU Plan).

(1)
AFFO and ROCE are non-GAAP measures. See the “Advisories” section.

Management Proxy Circular 2023   Suncor Energy Inc.   25

Executive Compensation
How Total Direct Compensation (TDC) is Delivered
Component	Performance Orientation	Time Frame
Salary	Reflects the market competitive value of the role versus peers. Salary increases reflect performance demonstrated on the job.	Annual review with adjustments as appropriate

Annual Incentive	Aligns with financial and operational performance objectives. Reflects a combination of corporate, business unit and individual performance.	Short-term Annual performance

Market PSUs(1)	Rewards financial performance (ROCE) and relative TSR (share price performance plus dividends relative to performance peers). Fully at-risk with a 0% to 200% of target payout.	Mid-term Three-year rolling performance cycles

Climate PSUs(1)	Rewards performance towards climate-related initiatives.	Mid-term Three-year rolling performance cycles

RSUs	Rewards absolute TSR (share price performance plus dividends).	Mid-term Vest after three years

Stock Options	Rewards absolute share price performance. Only delivers value if share price appreciates over the grant price.	Long-term Seven-year term Vest over three years

(1)
In February 2022, the Board approved amendments to the current PSU plan to allow for separate PSU grants tied to climate-related initiatives (CPSUs). This falls within Suncor’s current PSU plan, but grants are made and tracked separately.

CEO Pay at a Glance. The following charts provide a breakdown of 2022 Target Total Direct Compensation for Suncor’s President & CEO and a comparison against Suncor’s Compensation Peers.

Comparison to Suncor
Compensation Peers
Suncor vs. Median Peer Company
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Revenue
Assets
Enterprise Value
CEO Pay

Breakdown of 2022 President & CEO TTDC
PSUs (1) (at risk; relative performance; 3 year term)
RSUs (at risk; 3 year term)
Stock Options (at risk; 7 year term)
Bonus (at risk; 1 year)
Salary (fixed)

(1)
PSUs include both Market PSUs and CPSUs

While Suncor is materially larger than the majority of the Suncor Compensation Peers based on revenue and assets, Suncor targets President & CEO compensation at the median of its peers. Target Total Direct Compensation for the President & CEO is delivered through a mix of a fixed salary (11% of total) and at-risk pay with one-year (15%) and longer (74%) time horizons.
26   Management Proxy Circular 2023   Suncor Energy Inc.

Pay Alignment to Total Shareholder Return. Suncor has a long-standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs’ total direct compensation is contingent upon Suncor’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short- and mid- to long-term periods is regularly reviewed, with the aim of ensuring that our short-term actions lead to long-term increases in shareholder value.
In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity and realizable pay.
Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for total direct compensation in 2020 and 2021 and estimated pay for 2022.
It does not reflect the impact of share price or achievement of performance goals on the ultimate value received through equity awards.

Dynamic numbers that capture total direct compensation reflecting the value of outstanding equity awards as at December 31, 2022.
The values ultimately received could be lower or higher than those in the Summary Compensation Table depending on future performance.

The following charts demonstrate the alignment between Suncor’s CEO pay and TSR over the past three years for pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers. For 2020 and 2021, the compensation data reflects the compensation for Suncor’s former President & CEO, Mr. Little, and for 2022, the compensation data reflects the compensation for Suncor’s Interim President & CEO, Mr. Smith.
Over the three-year period, the pay opportunity for Suncor’s CEO was below median (21th percentile) and TSR was positioned at the 7th percentile. Realizable pay was in the bottom quartile (14th percentile), positioning Suncor’s CEO within the zone of reasonable alignment. This demonstrates the effectiveness of the pay for performance design of Suncor’s executive compensation programs. The CEO pay opportunity is below median in part as a result of a minimum AFFO performance threshold that reduced the annual incentive for 2020 to well below most peers; realizable pay is below all but one of 14 peers in response to shareholder returns that are in the bottom quartile.
Pay Opportunity(1)	Realizable Pay(2)

100
75
50
25
0
CEO Pay Opportunity Percentile of Peer Group
Suncor
0
25
50
75
100
Total Shareholder Return (TSR)(3) Percentile of Peer Group

100
75
50
25
0
CEO Realizable Pay Percentile of Peer Group
Suncor
0
25
50
75
100
Total Shareholder Return (TSR)(3) Percentile of Peer Group

(1)
Data used for the Pay Opportunity chart for the Suncor Compensation Peers is based on information extracted from 2020-2022 public disclosure filings. For Suncor Compensation Peers, 2020 and 2021 amounts are actuals. The 2022 pay opportunity amounts reflect actual 2022 salaries where disclosed as compiled by WTW (otherwise 2022 salaries are estimated to be equal to 2021 salary levels with a 3.5% aging factor applied); 2022 actual peer bonuses are estimated to equal the 2021 bonus as a percentage of target; and 2022 equity awards are actual amounts, to the extent disclosed publicly, for 12 of the Suncor Compensation Peers, and for the remaining two, where actual 2022 equity award data was not available, an estimate was used based on past equity awards.

(2)
Data used for the Realizable Pay chart for the Suncor Compensation Peers is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the “in-the-money” value based on the December 31, 2022 share price for each Suncor Compensation Peer. PSU amounts assume target payouts and a December 31, 2022 share price for each Suncor Compensation Peer.

(3)
TSR ranking based on three-year TSR.

Management Proxy Circular 2023   Suncor Energy Inc.   27

Executive Compensation
Pay Programs Are Supported by Key Governance Practices. Suncor has implemented and maintains a number of key executive compensation governance practices that we believe are consistent with best practices, support our business objectives and align with shareholder interests.
Key Practices
✓	HR&CC is composed entirely of independent directors

✓	HR&CC engages an independent executive compensation advisor that does not provide other services to Suncor

✓	Minimum share ownership guidelines including 6 times salary for the President & CEO(1), 3 times salary for the Chief Financial Officer and Executive Vice Presidents and 2 times salary for the Senior Vice President

✓	Claw back policy

✓	Compensation program risk assessment conducted annually

✓	Senior executive target pay benchmarked against a relevant North American industry peer group

✓	Post-retirement share ownership hold period for the CEO

✓	At least 50% of mid- to long-term incentive compensation provided through PSUs, which are fully at-risk

✓	No termination payments in excess of 2 times cash pay

✓	Double trigger change of control provisions for equity awards

✓	Vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan (SERP)

✓	Significant performance contingent pay for the CEO with over 85% of pay at risk

✓	Robust target-setting process

✓	Annual incentive plan (AIP) and PSU Plan include threshold performance levels and payout caps

✓	AIP deferral program allows executives to take a portion or all of their annual incentive payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Hedging of common shares and other Suncor securities held by an executive prohibited

✓	No excessive perquisites

(1)
Mr. Smith, as Interim President & CEO, remains in the Executive Vice President level within Suncor’s salary structure.

28   Management Proxy Circular 2023   Suncor Energy Inc.

Compensation Governance
Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C.
Human Resources & Compensation Committee. Central to the role of the HR&CC is aligning executive compensation with the delivery of shareholder value. The role and operation of the HR&CC under its mandate includes assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:
•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that they are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of that performance;

•
reviewing the CEO’s evaluation of the other senior executives’ performance;

•
approving total compensation of senior executives other than the CEO;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor’s compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and governance environment, risk implications and the pay-for-performance relationship for variable pay;

•
overseeing human capital management including culture alignment and plans and processes for promoting equity, inclusion and diversity; and

•
reviewing and recommending executive compensation disclosure to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2022.
All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: Russell Girling
(Chair), Jean Paul (JP) Gladu, Dennis M. Houston, Christopher R. Seasons, M. Jacqueline Sheppard, and Eira M. Thomas.
The HR&CC members have experience in leadership roles involving environment, health and safety and social performance, strong knowledge of the energy industry (five of six with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on HR&CC member experience and skills is provided in the inventory of Board member experience and competencies on page C-3 of Schedule C.
Executive Compensation Consultants. WTW provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. WTW has protocols in place to ensure that they are in a position to provide independent advice. WTW was originally retained in February 2006. WTW provides consulting support and information in the following areas:
•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor’s compensation policies and programs.

Meridian Compensation Partners (Meridian) is directly retained by the HR&CC as its independent advisor. Meridian was originally retained by the HR&CC in February 2010. Meridian’s role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and WTW. As the HR&CC’s independent advisor, Meridian:
•
provides executive compensation advice and perspective to the HR&CC;

•
provides periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as requested.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultants. During 2022, WTW and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings as necessary. Meridian attended in-camera sessions of the HR&CC as requested.

Management Proxy Circular 2023   Suncor Energy Inc.   29

Executive Compensation
Executive Compensation-Related Fees
Executive compensation-related fees paid by Suncor in 2022 and 2021 to WTW and Meridian are displayed in the following table:
Executive Compensation Consultant	Fees Paid related to 2022 ($)	Fees Paid related to 2021 ($)
WTW	334 510	287 142

Meridian	78 577	61 901
All Other Fees
WTW’s Human Capital and Benefits practice also assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to WTW for the foregoing services were $1,365,720 in 2022 and $3,253,477 in 2021. Fees in 2021 include Suncor’s share of fees relating to the integration of compensation, pension, and benefit programs for legacy Syncrude Canada Ltd. employees following Suncor’s assumption of operatorship of Syncrude in the third quarter of 2021. In addition, WTW provides broking and corporate risk services, as well as other general management consulting services, which are separate and distinct from the WTW Human Capital and Benefits consulting. Total fees payable to WTW for these services were $470,000 in 2022 and $804,000 in 2021. As the HR&CC’s independent advisor, Meridian does not act on other matters for Suncor. As such, other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2022 and 2021.
The HR&CC pre-approves all material executive compensation-related fees paid to WTW and Meridian. The HR&CC does not pre-approve services provided by WTW that do not relate to executive compensation-related services.
Managing Compensation Risk. Suncor’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

30   Management Proxy Circular 2023   Suncor Energy Inc.

Oversight Procedures
• Suncor’s strategic plan, as reviewed by the Board, balances investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.
•
The HR&CC uses a compensation program risk assessment framework in assessing Suncor’s compensation policies and programs to determine whether any components could encourage unacceptable or excessive risk taking.

• Suncor uses tools including an Enterprise Risk Management System, Operational Excellence Management System and Trading Risk Management Policy to identify and manage risk.	• The elements of the compensation risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics, and governance.

•
In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk taking.

•
The HR&CC reviews the results of the compensation program risk assessment annually to take into account and consider any significant shifts in Suncor’s business strategies or compensation policies and programs. From its review in 2022, the HR&CC concluded that Suncor’s compensation policies and programs do not encourage excessive risk taking that could be expected to have a material adverse impact on Suncor.

Key Risk Mitigating Features
Plan and Program Design

•
Total direct compensation for executives provides a balance between base salary and variable, performance-contingent compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitability.

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•
For our NEOs, typically 80% or more of their target total direct compensation is variable based on company, business unit and individual performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The strong weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

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•
Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

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•
Our mid-term market PSUs reward relative TSR performance over three years versus our PSU peer group of companies, as described on page 58. The market PSUs also measure ROCE performance. Annual awards and overlapping three-year performance periods deter short-term focused decision making and require sustained performance to achieve a payout.

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•
For market PSU grants, the TSR portion of the award does not pay out if relative TSR performance is in the bottom grouping of peer companies, there is a payout cap of 200% of target when relative TSR performance is in the top company grouping of the peer group and a sliding scale of payout levels in between. The ROCE portion of PSU awards similarly has pre-determined performance levels associated with the same range from no payout up to a maximum of 200%.

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•
Climate PSUs were introduced as part of executive compensation beginning with 2022 awards. Consistent with market PSUs, the payout range is from no payout up to a maximum of 200% of target. The performance period of 2022 through 2024 is also consistent with market PSUs. Performance metrics for the 2022 award are focused on deploying capital towards a portfolio of projects and initiatives that will collectively achieve a 10Mt reduction in GHG emissions by 2030.

•
RSUs were introduced as part of executive compensation beginning with 2020 awards, partially replacing stock options. The value of RSUs is directly connected to TSR, further aligning the interests of executives with those of shareholders, and the value of RSUs provides more stable retention value than options or PSUs.

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•
The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced and diversified mix of performance measures. The measures include both financial and operating performance targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This design is intended to diversify the risk under any one performance area.

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•
AIP targets, results and payouts are stress-tested and reviewed by the HR&CC.

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•
The funds to provide for annual cash payouts under the AIP are determined based on key corporate measures and a scorecard for each business unit with consistent measurement across areas critical to Suncor’s success.

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•
A performance threshold for payouts under the AIP is established each year. For 2022, the threshold was based on achievement of a minimum AFFO level requirement.

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•
Under the DSU Plan, executives may elect annually to allocate 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. Matching funds are not provided by Suncor. One NEO elected to allocate a portion of their 2022 AIP payment into DSUs.

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•
Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level.

Policies and Guidelines

•
Suncor’s total compensation for executives is regularly benchmarked against the Suncor Compensation Peers, a peer group of companies of similar size and business scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor’s philosophy.

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•
Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial share ownership level assists in aligning executive interests with those of shareholders. The share ownership guidelines for NEOs are found on page 19.

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•
The CEO must maintain his share ownership requirement level through the first year following retirement.

•
The HR&CC and the Board provide strong oversight of the management of Suncor’s compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events and has used this discretion to reduce or increase payouts under certain programs in the past.

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•
Claw back policy allows the Board to seek reimbursement of incentive compensation under certain situations involving a material restatement of all or a portion of the corporation’s financial statements and for misconduct.

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•
Executives are not permitted to hedge Suncor shares or equity awards and may not engage in short selling in Suncor shares or purchasing financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor’s common shares or other Suncor securities held by an executive.

Management Proxy Circular 2023   Suncor Energy Inc.   31

Executive Compensation
Conclusion
Given the oversight procedures and the key risk mitigation features of Suncor’s compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the corporation’s compensation policies and practices that are reasonably likely to have a material adverse impact on the corporation.
Our Approach to Executive Compensation
Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy that is demonstrated by the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied closely to our strategy, performance, talent and risk management business objectives.
A significant portion of the total direct compensation of our senior executives is provided in variable, performance-contingent pay designed to reward superior business performance, increasing shareholder returns and performance toward climate-related initiatives. This approach reinforces our pay philosophy and ensures alignment with shareholders’ interests. Incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas. These areas include safety, sustainability, production and supply, cost, AFFO, ROCE, relative TSR performance, absolute share price performance, performance towards climate-related initiatives and leveraging our integrated strategy, all of which enable results that are important to our shareholders.
Achieving the Right Balance. To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through “total direct compensation”, consisting of salary, annual incentive, mid- and long-term equity-based incentives, and “indirect compensation”, consisting of benefits and retirement-related programs. These programs are complemented with excellent career development opportunities and careful succession planning.
Defining Our Marketplace. Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures.
As the largest integrated energy company in Canada and third largest in North America by enterprise value at December 31, 2022, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group to capture a sufficient number of companies of comparable size and complexity to comprise a meaningful peer group.
The peer group used to benchmark compensation levels for Suncor’s senior executives in 2022, including the NEOs identified on page 25, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the HR&CC and include energy sector-specific companies, financial and operational comparability, nature and scope of operations and represent a primary market for executive talent.
Our peer group for 2022 is comprised of the 14 North American-based energy companies listed below and provides a robust sample to ensure that compensation changes made by a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our competitive labour market. In the U.S., where there are more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

32   Management Proxy Circular 2023   Suncor Energy Inc.

For our NEOs and other senior executives, Suncor’s 2022 total direct compensation structure is targeted at the median of the Suncor Compensation Peers, which are identified below. The same peer group is used to benchmark director compensation. Suncor ranks as one of the larger companies, as compared to the Suncor Compensation Peers, in relation to revenues, assets and enterprise value.
Canada	U.S.
Canadian Natural Resources Limited (CNQ)	APA Corporation (APA) (1)
Cenovus Energy Inc. (CVE)	Chevron Corporation (CVX)
Enbridge Inc. (ENB)	ConocoPhillips (COP)
Imperial Oil Limited (IMO)	Devon Energy Corporation (DVN)
TC Energy Corporation (TRP)	EOG Resources Inc. (EOG)
Hess Corporation (HES)
Marathon Oil Corporation (MRO)
Occidental Petroleum Corporation (OXY)
Ovintiv Inc. (OVV)

(1)
Previously Apache Corporation.

Similar peer groups of companies are used in determining the relative TSR performance for our PSU grants as described on page 58. Differences from the Suncor Compensation Peers reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

TARGETING SENIOR EXECUTIVE PAY

Senior executive total direct pay is targeted at the peer median with the flexibility to position pay where needed based on consideration of:

- Individual experience, expertise, and contributions
- Our relative size as we are larger than most of the Suncor Compensation Peers
- Currency considerations arising from our North American market for talent

The chart below shows Suncor’s revenue, asset and enterprise percentile rankings as compared to the Suncor Compensation Peers.
(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2022 and as at September 30, 2022, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2022.

(2)
Percentile rank for Enterprise Value is based on information reported as of December 31, 2022. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2022.

Management Proxy Circular 2023   Suncor Energy Inc.   33

Executive Compensation
Executive Share Ownership Guidelines. Suncor strongly believes that executives’ interests should be aligned with the interests of Suncor’s shareholders. One of the key ways we reinforce this is by requiring executives to own Suncor common shares or share equivalents equal to a multiple of their annual base salary.
The share ownership guidelines for our executives are reviewed periodically to ensure they continue to be market competitive and consistent with good governance practice. These guidelines demonstrate alignment of executives’ interests with those of Suncor’s shareholders and are supported by market data.
2022 Guidelines. The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level.
Only Suncor common shares and DSUs count toward fulfillment of the guidelines; PSUs, RSUs and stock options do not. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level. For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2022 and the acquisition cost.
Guidelines for the NEOs were not changed for 2022. A comprehensive review of executive and Board share ownership guidelines was conducted in 2021 and the guidelines were determined to be market competitive.
Mr. Kruger will be subject to an ownership guideline of six times salary with a compliance date of December 31, 2028.

The following table sets forth the compliance of each NEO (other than Mr. Little) with the share ownership guidelines as a multiple of annual salary as at December 31, 2022. All NEOs are in compliance with their current share ownership guideline if any guideline is applicable.
	Share Ownership Guideline Level of Role(1)	Compliance Date for achieving Guideline Level	Current Guideline Level(1)	Holdings(2)		Holding Value ($)(3)	Compliance	Multiple of Annual Salary held in Shares and DSUs(3)
NEO				Shares	DSUs
K. P. SMITH (4)	3 ×	December 31, 2018	3 ×	81 849	24 814	4 581 176	✓	7.1 x

A. COWAN	3 ×	December 31, 2019	3 ×	57 973	56 883	4 933 065	✓	7.3 x

B.Y. FRANCOEUR(5)	3 ×	December 31, 2026	2 ×	8 000	48 621	2 431 872	✓	4.1 x

A. STROM(6)	2 ×	December 31, 2024	1 ×	40 836	14 831	2 390 898	✓	4.6 x

P. D. ZEBEDEE(7)	3 ×	December 31, 2027	N/A	125	—	5 369	N/A	nil

(1)
The guideline level column reflects the requirement for each NEO’s current role. The current guideline column reflects the share ownership level that each executive must maintain as of December 31, 2022, which may reflect a previous role.

(2)
The holdings shown in the foregoing table for common shares and DSUs exclude fractional amounts.

(3)
The holding value and multiple of salary shown are based on the closing price of a common share on the TSX as at December 31, 2022 ($42.95).

(4)
Mr. Smith, as Interim President & CEO, remains in the Executive Vice President level within Suncor’s salary structure. The ownership guideline for that level is 3x salary.

(5)
Mr. Francoeur is currently subject to a guideline of 2x salary associated with his previous promotion to the Senior Vice President level. Mr. Francoeur’s share ownership guideline level will increase to 3x annual salary with a compliance date of December 31, 2026 as a result of his appointment to the position of Executive Vice President, Business & Operations Services.

(6)
Ms. Strom is currently subject to a guideline of 1x salary associated with her previous Vice President role. Ms. Strom’s share ownership guideline level will increase to 2x annual salary with a compliance date of December 31, 2024 as a result of her appointment to the Senior Vice President level.

(7)
Effective March 30, 2022, Mr. Zebedee joined Suncor as Executive Vice President, Mining & Upgrading. He is subject to a share ownership guideline level of 3x annual salary with a compliance date of December 31, 2027.

CEO Hold Requirement. Suncor requires its CEO to maintain their share ownership level for one year following retirement, which aligns with current good governance practices and shareholder interests. This policy does not apply to Mr. Smith, as the Interim President & CEO.
Total Direct Compensation Components. Total direct compensation, made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders. Incentive or variable, performance-contingent compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable, performance-contingent total direct compensation increases with greater levels of responsibility. The elements of total direct compensation, as well as other compensation and benefit related elements, are outlined below.

34   Management Proxy Circular 2023   Suncor Energy Inc.

(1)
For the leader of a business unit, the 50% Business Unit component is based on 30% of the leader’s business unit performance and 70% of the weighted average of all business units of Suncor. This reinforces alignment to Suncor’s integrated strategy and reflects the important role collaboration plays in delivering sustained company performance. For the CEO and executives in corporate functions, the 50% is based on the weighted average performance of the business units of Suncor. Business units for the purpose of 2022 AIP are Upstream and Downstream.

Management Proxy Circular 2023   Suncor Energy Inc.   35

Executive Compensation
Key LTI Plan Terms. Suncor’s business involves strategic investments over long periods of time. With stock options, PSUs, CPSUs and RSUs as key elements of long-term incentive (LTI) compensation, the compensation of the NEOs is aligned with the economic interests of our shareholders over a medium- and long-term horizon and is significantly leveraged to Suncor’s share price performance from an ultimate compensation standpoint. Under this approach to executive compensation, our NEOs are rewarded based on a balance between performance on relative TSR (PSUs), return on capital employed (PSU), achievement of climate goals (CPSU) and absolute share price (PSUs, RSUs and stock options).
The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation in 2022.
	Performance Share Units (PSUs)		Restricted Share Units (RSUs)	Stock Options
	Market Performance Share Units (PSUs)	Climate Performance Share Units (CPSUs)
Term	Three years		Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)		Share units with a value that mirrors common shares	Options to acquire common shares
Frequency	Granted annually		Granted annually	Granted annually

Performance Condition	TSR performance relative to peers, weighted 70% ROCE performance against budget, weighted 30%	Progress towards and achievement of Suncor’s climate-related initiatives	n/a	Value is only realized when the common share price exceeds the exercise price

Vesting	After a three-year performance period Vesting level is subject to performance condition achievement and HR&CC approval		After a three-year vesting period	1∕3 vest annually starting on January 1 of the year following the grant

Payout	Paid out in cash following the end of the three-year performance period based on units held, vesting level and market value of a common share		Paid out in cash following the end of the three-year vesting period based on units held and market value of a common share	On exercise, acquire common shares at the price determined at the time of grant

Employment Termination(1)	Resignation, Involuntary Termination – share units are cancelled Retirement – share units are held to end of the performance period and paid out based on vesting level and market value		Resignation, Involuntary Termination – share units are cancelled Retirement – share units are held to end of the vesting period and paid out based on market value
Resignation, Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, certain terms and conditions may vary per their employment termination agreement.

Executive Hedging Prohibition. Pursuant to Suncor’s policies, executives are not permitted to engage in short selling in shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor’s common shares or other Suncor securities held by an executive.
36   Management Proxy Circular 2023   Suncor Energy Inc.

Compensation of the Named Executive Officers
Compensation Decision-Making. The compensation of the CEO and the other NEOs is determined through a structured annual process to ensure it aligns with shareholder interests, rewards executives for performance achieved and enables Suncor to attract and retain talented executives. The steps below illustrate the performance and compensation planning process, which also includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.
Step 1: Review pay philosophy, peer group and program design. Benchmark compensation levels and assess trends. Determine pay mix, pay at risk and establish the compensation structure for the upcoming year.
Step 2: Review and approve corporate and business unit goals and metrics and CEO individual goals. Review and approve annual and longer-term compensation program results. Review disclosure of prior year compensation decisions and program results.
Step 3: Monitor company progress and evaluate in-year performance under compensation programs.
Step 4: Evaluate company and CEO performance and determine compensation that will be recommended to the Board. Review and approve compensation for other senior executives.
2022 Total Direct Compensation. The 2022 base salary, annual incentive and long-term incentive awards for each NEO are covered in the tables that follow in this section. Information on Suncor’s AIP and performance in 2022 is provided on pages 37 to 38. Details on each NEO’s performance, and their total direct compensation for 2020 to 2022 are provided on pages 39 to 46.
Base Salary. During 2022, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capabilities and ensure that their base salaries are competitive with the market for their positions. Ms. Strom’s increase was related to the expansion of her role when she took over as Chief Sustainability Officer in February 2022.
	Base Salary 2022 ($)	Increase from 2021 (%)	Base Salary 2021 ($)
K.P. SMITH (1)	645 000	2.4%	630 000

A. COWAN	675 000	2.3%	660 000

B.Y. FRANCOEUR	595 000	3.5%	575 000

A. STROM	520 000	6.1%	490 000

P. D. ZEBEDEE (2)	575 000	—	—

M. S. LITTLE (3)	1 270 000	2.8%	1 235 000

(1)
Mr. Smith was named Interim President & CEO effective July 8, 2022. He did not receive a salary increase upon this appointment but did receive a stipend of  $200,000 paid as a lump sum.

(2)
Mr. Zebedee was not eligible for an increase based on his hire date of March 30, 2022.

(3)
Mr. Little ceased to be the President & CEO effective July 8, 2022.

Annual Incentive Plan (AIP). Suncor’s AIP rewards our NEOs and other participants based on performance achieved versus the measures and targets approved for the corporate and business unit components and the annual goals approved for the individual component.
The chart below displays the weight for each of the AIP performance components and provides a further breakdown of the business unit component of AIP showing the weight for each value driver. Awards under the AIP are determined based on the weighted performance of the components.

AIP Performance Components and Weight
30%
50%
20%
Breakdown of 50% WABU Component (Value Drivers)
23%
9%
42%
26%
Corporate component
Weighted Average of the Business Units (WABU)
Individual component
Safety
Sustainability
Reliability
Cost Management

Management Proxy Circular 2023   Suncor Energy Inc.   37

Executive Compensation
The AIP calculation and targets for the 2022 performance period are as follows:
Corporate component: This 30% corporate component measures AFFO (20%), which Suncor believes is a key indicator of the corporation’s financial strength and profitability, and Controllable Operating, Selling and General (OS&G) expense (10%).
Target performance for the corporate component of the AIP represents a level of AFFO that is determined based on key factors such as production guidance, capital and operating costs, and the budgeted price for Brent crude, among others. The score for Controllable OS&G is similarly determined by the HR&CC relative to budget.
The HR&CC annually reviews the target and performance range for financial metrics considering updated economic forecasts and actual results through the first quarter of the year. Following its 2022 annual review, the HR&CC determined that uncertainty on oil price and cost inflation made it difficult to appropriately adjust targets. At the end of 2022 the HR&CC assessed performance against the targets approved in the normal course in February 2022 as well as what the scores would have been if adjustments were made after the first quarter of 2022. The HR&CC determined that no discretionary adjustments were warranted and approved performance scores of 200 (maximum) on the AFFO component and 20 on Controllable OS&G. The overall corporate score would have been higher if targets had been adjusted.
Business unit component: This 50% business unit component consists of two business unit scorecards: Upstream and Downstream. Five objective measures are common to both business unit scorecards: recordable injury frequency, losses of primary containment, environmental regulatory incidents, controllable costs and a measure of reliability (production volume for Upstream and asset availability and utilization for Downstream). The overall score for the weighted average business unit component of the AIP for NEOs is determined on the combination of performance of the business units and the weighting assigned to each.
Business unit results reflect overall 2022 performance, as summarized below:
(1)
The 2022 business unit weights are as follows: 65% for Upstream and 35% for Downstream. These weightings are informed by the relative size of each business unit on measures including capital employed and cash flow provided by operating activities.

(2)
The performance area scores for the business unit component of the AIP reflect the aggregate scores achieved across both of the business units. Performance for business units will vary from aggregate scores.

Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets and results are carried out at the business unit, corporate and HR&CC level.
Individual component: Information on the performance of the NEOs under the 20% individual component can be found beginning on page 41 and information on the calculation of their 2022 AIP awards can be found below.
2022 AIP Awards. The table below displays the calculation of the AIP award for each NEO (other than Mr. Little, who did not receive an AIP award for 2022) based on the three AIP components and the final award amounts approved for 2022 performance. The AIP award for Mr. Smith was recommended by the HR&CC and approved by the Board. The AIP awards for the other NEOs were determined by the HR&CC considering the recommendations of Mr. Smith.
38   Management Proxy Circular 2023   Suncor Energy Inc.

The calculations to determine the awards displayed in the tables below are comprised of two steps: first – determine the Overall Performance Factor based on the AIP components, and second – determine the AIP Award Payout. Approved AIP Award Payouts include discretionary reductions based on unacceptable 2022 safety performance.
2022 AIP Awards – Performance Factors(1)
	Corporate Performance [A]			Business Unit Performance [B]			Individual Performance [C]			Overall Performance Factor [D]
Name	Weight × Corporate Factor		Total Factor [A]	Weight ×x Business Unit Factor(2)		Total Factor [B]	Weight × Individual Factor		Total Factor [C](3)	[A+B+C](3)
K.P. SMITH	30%	1.40	0.42	50%	0.70	0.35	20%	1.42	0.28	1.06
A. COWAN		1.40	0.42		0.71	0.36		1.03	0.21	0.98
B.Y. FRANCOEUR		1.40	0.42		0.71	0.36		0.48	0.10	0.87
A. STROM		1.40	0.42		0.71	0.36		1.66	0.33	1.11
P.D. ZEBEDEE		1.40	0.42		0.73	0.36		1.28	0.26	1.04
Payout % vs Performance Factor

Name	Overall Performance Factor [D]	Annualized Base Salary December 31, 2022 [E]	AIP Target [F]	Approved AIP Award Payout [D x E x F]	Target (100%)	Maximum (220%)	Approved AIP Award as a % of Target
K.P. SMITH	1.06	$745 000(4)	110%(4)	$891 000	$844 500	$1 857 900	106%
A. COWAN	0.98	$675 000	85%	$562 500	$573 750	$1 262 250	98%
B.Y. FRANCOEUR	0.87	$595 000	85%	$441 000	$505 750	$1 112 650	87%
A. STROM	1.11	$520 000	75%	$432 000	$390 000	$858 000	111%
P.D. ZEBEDEE	1.04	$575 000	71%(5)	$422 750	$407 292	$896 042	104%

(1)
Figures may not add due to rounding.

(2)
For Mr. Smith, 70% of the Business Unit Factor is the weighted average performance of both business units and the other 30% is the Downstream business unit while Executive Vice President Downstream, and based on the weighted average performance of both business units, while Interim President & CEO. For Messrs. Cowan and Francoeur and Ms. Strom the Business Unit Factor is based on the weighted average performance of both business units. For Mr. Zebedee, 70% of the Business Unit Factor is the weighted average performance of both business units and the other 30% is based on the Upstream business unit.

(3)
All NEOs received an ad hoc reduction in Annual Incentive payments based on unacceptable safety performance in 2022. For display purposes, components A and B are shown without these reductions, which are fully included in the Individual Performance Factor (C).

(4)
Mr. Smith’s Annualized Base Salary and AIP Target for the purpose of calculating his 2022 AIP award was deemed to be $645,000 (actual salary) times the Executive Vice President target level of 85% for his time as Executive Vice President, Downstream and $845,000 times the CEO target level of 135% for his time as Interim President & CEO. The target award for the full-year 2022 AIP award was $844,500.

(5)
Effective March 30, 2022, Mr. Zebedee joined Suncor as the Executive Vice President, Mining & Upgrading. His AIP for 2022 is pro-rated based on his hire date.

Long-Term Incentive (LTI) Awards. The table below displays the 2022 equity award of stock options, RSUs and PSUs and the value at grant in February 2022 for each of the NEOs. The equity awards considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; individual performance as determined by the Board in the case of Messrs. Smith and Little; individual performance as determined by the HR&CC considering the recommendations of the Interim President & CEO in the case of the other NEOs; and the previous year’s equity award received by each NEO under the stock option plan (SOP), the PSU Plan and the RSU Plan.
For more information on Suncor’s equity plans, see “Summary of Incentive Plans”. For further details on each NEO’s 2022 equity award and total compensation for 2022, see the “Summary Compensation Table”.
Management Proxy Circular 2023   Suncor Energy Inc.   39

Executive Compensation
Name	Options	PSUs(1)	RSUs	Option Value ($)(2)	PSU Value ($)	RSU Value ($)	Value of Awards on Grant Date ($)
K.P. SMITH(3)	135 644	69 908	34 954	1 337 509	2 675 078	1 337 539	5 350 126

A. COWAN	79 409	39 446	19 723	725 004	1 450 035	725 017	2 900 056

B.Y. FRANCOEUR	64 349	31 965	15 983	587 506	1 175 033	587 535	2 350 074

A. STROM	57 503	28 565	14 282	525 002	1 050 049	525 006	2 100 057

P.D. ZEBEDEE(4)	43 364	24 146	12 073	575 007	1 150 074	575 037	2 300 118

M.S. LITTLE	246 441	122 417	61 208	2 250 006	4 500 049	2 250 006	9 000 061

(1)
Includes CPSU grants.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with accounting valuation. For additional details please see the “Summary Compensation Table”.

(3)
Includes awards received upon Mr. Smith’s appointment as Interim President & CEO.

(4)
Effective March 30, 2022, Mr. Zebedee joined Suncor as the Executive Vice President, Mining & Upgrading. His awards were granted May 19, 2022.

40   Management Proxy Circular 2023   Suncor Energy Inc.

2022 Performance
Kristopher P. Smith, Interim President & CEO
Mr. Smith was appointed Interim President & CEO on July 8, 2022. During his time as Interim President & CEO he has demonstrated strong leadership, driving focus and improved safety and operational performance across the company, as well as advancing the company’s strategy, with a view to delivering high returns to shareholders. Prior to this, Mr. Smith was Suncor’s Executive Vice President, Downstream a position he held since 2013. In this role, he was responsible for the operation of Suncor’s refining, marketing and supply & trading businesses, as well as Suncor’s renewable energy and low-carbon fuels businesses. He also led Suncor’s Strategy & Corporate Development functions, including the creation and execution of long-range business plans. He is a member of the Canadian Association of Petroleum Producers Board of Governors and is a past board member and chair of the Canadian Fuels Association.
2022 Key Performance Results

•
Working with the Executive Leadership Team, Mr. Smith accelerated plans to drive safety and operational performance improvements across the organization, improving company safety performance since his appointment as interim CEO. In addition, he streamlined the company’s portfolio to focus the organization on efforts which would return the greatest value for shareholders.

•
Leveraged regional optimization opportunities in Suncor’s oil sands business, including completion of the Syncrude integration resulting in improved capital efficiencies and competitiveness across all Suncor-operated assets in the Regional Municipality of Wood Buffalo, structural reductions in regional contract workforce and further optimizing margin capture opportunities between the regional operations.

• Supported the Board through the shareholder activist discussions and the subsequent review of the Retail business.

•
Achieved total overall production of 743,300 barrels of oil equivalent per day, an increase of 1.59% over 2021. This includes record production by Syncrude and Firebag. In addition, developed a multi-year improvement plan to address Fort Hills mine constraints.

•
Developed and implemented a rigorous safety improvement plan and accelerated this plan to improve safety performance. For 2022, Suncor recorded a full year personal safety Recordable Injury Frequency of 0.37, as compared to the 0.36 result for 2021. However company safety performance has improved since Mr. Smith’s appointment as interim CEO and for the second half of 2022 the Recordable Injury Frequency averaged 0.35 and both the total number of Recordable and Lost Time Injuries declined.

•
Streamlined Suncor’s portfolio successfully completing multiple transactions such as the acquisition of a further interest in the Fort Hills Oil Sands asset, and the sale of the Wind and Solar assets, Norway E&P business, and advancing the sale of the U.K. North Sea business.

•
Returned cash to shareholders, generating over $18 billion in adjusted funds from operations and distributed just over $7.7 billion to investors through share repurchases and dividends in 2022. In 2022 the company increased the dividend twice in the year by a total of 24% and bought back approximately 8% of the company’s outstanding shares.

•
Together with the Chief Financial Officer and the Investor Relations team, actively engaged investors regarding Suncor’s performance, including hosting a Suncor Investor Day outlining the company’s safety improvement plans, 2023 operating and capital plans and the company’s plans with respect to its retail business.

•
Progressed work on key initiatives supporting Suncor’s net zero objective including low-carbon fuels projects such as LanzaJet and Enerkem, the joint venture agreement with ATCO to build a world-scale clean hydrogen project and the Pathways Alliance.

• Actively engaging with indigenous communities, stakeholders and governments to advance Suncor’s strategy and develop mutually beneficial opportunities.
• Furthered the corporation’s inclusion and diversity programs which includes training, workshops and eight employee networks.
• Generated more than $6.5 billion in annual adjusted funds from operations in the Refining & Marketing business in 2022.

•
Successfully executed planned maintenance at the Edmonton, Montreal and Sarnia refineries and delivered strong utilization rates at Suncor refineries, averaging 93% in 2022 across the refining network.

•
Ensured maximum value from Suncor production leveraging the company’s extensive logistics and storage network and sophisticated supply & trading organization to ensure that the company maximized the value of every barrel and litre produced.

•
Leveraged Petro-Canada’s retail and wholesale network as a key element of Suncor’s industry leading integrated model and a leading fuel marketer, and developed a multi-year plan to optimize the Petro-Canada retail network and grow EBITDA by 40%.

Management Proxy Circular 2023   Suncor Energy Inc.   41

Executive Compensation
2022 Total Direct Compensation
Mr. Smith received a base salary increase of 2.4% effective March 1, 2022 increasing his base salary to $645,000 while in his role of Executive Vice President, Downstream. Mr. Smith did not receive a base salary increase for his appointment as Interim President & CEO, but he did receive a lump sum $200,000 stipend.
The AIP award of $891,000 represents 106% of his target opportunity and is based on Suncor’s and Mr. Smith’s performance. Inclusive of the grant Mr. Smith received on appointment as Interim President & CEO, his long term incentive value was $5,350,126 in the form of stock options, PSUs (including CPSUs) and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and performance, including with respect to its climate-related initiatives.
Total Direct Compensation ($)	Value of Long Term Incentives (2020-2022)

42   Management Proxy Circular 2023   Suncor Energy Inc.

Alister Cowan, Chief Financial Officer
Mr. Cowan was appointed Chief Financial Officer in July 2014. He is responsible for directing Suncor’s financial operations, including controllers, investor relations, treasury, tax, internal audit, enterprise risk management and corporate strategy and M&A. His efforts are focused on the integrity and reporting of all financial, management and risk information, ensuring that Suncor has the financial strength necessary to execute the company’s strategic plans, and engaging with shareholders and the broader investment community.
2022 Key Performance Results

•
Executed the capital allocation strategy consistent with ensuring the financial health of the company through debt reduction and ensuring sufficient liquidity while increasing shareholder returns though dividend increases and share buybacks.

•
Advanced the corporate strategy through M&A such as the acquisition of a further interest in the Fort Hills oil sands asset, and the sale of the Wind and Solar assets, Norway E&P business, and advancing the sale of the U.K. North Sea business.

• Supported the Board through the shareholder activist discussions and the subsequent review of the Retail business.
• Continued to engage with shareholders through the CEO change and on the company’s strategy and financial plans through the development and presentation of the Suncor Investor Day in November 2022.

•
Continued to drive capital discipline and cost management strategies through the implementation of company-wide system upgrades and cost-reduction activities to deliver standardization and cost reductions.

• Continued the development of the Finance group’s leadership and performance capabilities, increasing the effectiveness and efficiency of the team.

•
Continued to enhance Suncor’s profile and relationships with the investment community and company stakeholders with enhanced disclosure and actively participating in conference calls, presentations and meetings with investors, analysts, governments and community leaders.

2022 Total Direct Compensation
Mr. Cowan received a base salary increase of 2.3% effective March 1, 2022 increasing his base salary to $675,000. The AIP award of $562,500 represents 98% of his target opportunity and is based on Suncor’s and Mr. Cowan’s performance. Mr. Cowan’s long-term incentive grant value was $2,900,056 in the form of stock options, PSUs and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and performance, including with respect to its climate-related initiatives.
Total Direct Compensation ($)	Value of Long Term Incentives (2020-2022)

Management Proxy Circular 2023   Suncor Energy Inc.   43

Executive Compensation
Bruno Francoeur, Executive Vice President, Business & Operations Services
Mr. Francoeur was appointed as Suncor’s Executive Vice President, Business & Operations Services in June 2021 and leads the company’s business and operations services, including EH&S, Operational Risk Management, Technical Services, Supply Chain and IT and Digital. He is also accountable for driving critical priorities and work in support of the organization’s focus on operational excellence, risk management and productivity improvement through digital, data and process. Prior to this, Mr. Francoeur was Chief Transformation Officer and led the Transformation Management Office for the company.
2022 Key Performance Results

•
Continued to develop the digital transformation portfolio and delivered various technology and advanced analytics projects generating benefits of $125 million in 2022. This included accelerating the implementation of digital safety solutions (collision awareness and fatigue management) to improve safety performance in Suncor’s mining operations.

•
Implemented a new Enterprise Resource Planning (ERP) (SAP S4 and Workday) approach which includes establishing standardized processes and data across the enterprise. This work will deliver sustainable, annual cost reductions of $275 million.

• Continued to streamline the new enterprise process and data organization to support and sustain the new ERP and keep simplifying the business.
• Successfully negotiated a lease extension for Suncor’s head office post 2027 resulting in savings of $45 million per year while improving employee experience.

•
Stood up the Operational Risk Management group and worked with the operations to develop an extensive three-year plan to improve safety performance and drive operational excellence across the enterprise.

• Completed the integration of the Syncrude projects organization resulting in significant headcount reductions and improved capital efficiencies.
• Fully integrated the Syncrude Supply Chain organization driving value for Suncor by leveraging synergies and optimizing economic spend across Oil Sands.
2022 Total Direct Compensation
Mr. Francoeur received a base salary increase of 3.5% effective March 1, 2022 increasing his base salary to $595,000. The AIP award of $441,000 represents 87% of his target opportunity and is based on Suncor’s and Mr. Francoeur’s performance. Mr. Francoeur’s long term incentive grant value was $2,350,074, in the form of stock options, PSUs, CPSUs and RSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and performance, including with respect to its climate-related initiatives.
Total Direct Compensation ($)	Value of Long Term Incentives (2020-2022)

44   Management Proxy Circular 2023   Suncor Energy Inc.

Arlene Strom, Chief Sustainability Officer
Ms. Strom is Suncor’s Chief Sustainability Officer, and until February 1, 2023, also held the role of General Counsel and Corporate Secretary, in which capacity she was responsible for all legal matters across the corporation. As Chief Sustainability Officer, she leads Suncor’s sustainability strategy, public policy and government relations efforts; internal and external communications; and is responsible for the continued deepening of the company’s Indigenous, stakeholder, and community relations. Ms. Strom also leads Suncor’s work with the Oil Sands Pathways Alliance to Net Zero. Ms. Strom is the Chair of the Suncor Energy Foundation, Chair of Suncor’s Inclusion and Diversity Council, Chair of the Alberta Lieutenant Governor’s Arts Awards Foundation and a member of the Board of the Calgary Zoo and Ignite Calgary.
2022 Key Performance Results
• Supported all aspects of board and management engagement with an activist shareholder, securing a settlement agreement with the activist shareholder.

•
Oversaw legal support for all corporate finance activities, including a debt tender offer which consisted of repayment of an aggregate principal book value of $3.6 billion of US senior notes and medium term notes.

• Supported effective corporate governance as the Secretary to the Board Governance Committee, as well as industry-leading environmental, social, governance and sustainability practices.

•
Supported industry collaborative work to achieve net zero by 2050 through the Pathways Alliance. This includes leading Suncor’s cross functional team as they work with industry peers, provincial and federal governments, indigenous communities and stakeholders to advance Pathways Alliance projects.

•
Led the legal support for all M&A activity in 2022 such as the acquisition of a further interest in the Fort Hills oil sands asset, and the sale of the Wind and Solar assets, Norway E&P business, and advancing the sale of the U.K. North Sea business.

•
Took on leadership of the sustainability, government relations, indigenous and community relations and communications groups in addition to the legal group, focusing on enhancing the groups’ development, effectiveness and contribution.

•
Continued advancement of the corporation’s workforce inclusion and diversity programs, including the stand up of the eighth employee inclusion network, as well as meeting with the Indigenous Youth Advisory Council.

2022 Total Direct Compensation
Ms. Strom received a base salary increase of 6.1% to a base salary of $520,000, effective March 1, 2022. This increase was related to the expansion of her role when she took over as Chief Sustainability Officer in February 2022. The AIP award of $432,000 represents 111% of her target opportunity and is based on Suncor’s and Ms. Strom’s performance. Ms. Strom’s long term incentive grant value was $2,100,057, in the form of stock options, PSUs, CPSUs and RSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and performance, including with respect to its climate-related initiatives.
Total Direct Compensation ($)	Value of Long Term Incentives (2020-2022)

Management Proxy Circular 2023   Suncor Energy Inc.   45

Executive Compensation
Peter D. Zebedee, Executive Vice President, Mining & Upgrading
Mr. Zebedee joined Suncor in April 2022 as Executive Vice President, Mining and Upgrading. He leads all of Suncor’s mining and upgrading operations, including Syncrude, and oversees Suncor’s involvement with the Regional Municipality of Wood Buffalo community. Mr. Zebedee has more than 25 years of multi-disciplinary industry and executive leadership experience including deep experience in oil sands mining and upgrading. He is on the Board of Directors for Energy Safety Canada and is a member of the Association of Professional Engineers and Geoscientists of Alberta.
2022 Key Performance Results

•
Progressed safety improvement plan, including identifying and prioritizing top 10 mining hazards, advancing Collision Awareness and Driver Safety System technologies and implementing Human and Organizational Performance principles to improve culture and workforce engagement. Tragically, two fatalities occurred in 2022 – one before and one shortly after Mr. Zebedee’s appointment.

• Successfully executed planned maintenance across all Mining & Upgrading assets, leveraging centralized maintenance resources to improve performance.
• Developed in-depth plan to manage mine constraints and restore full Fort Hills production by 2025 and acquired a further interest in the Fort Hills oil sands asset.
• Made significant progress on goal to structurally and sustainably reduce contract workforce by 20%, lowering risk exposure and improving efficiency.

•
Leveraged regionalization opportunities to improve production capabilities. Simplified the organizational structure, reduced portfolio headcount by 4.5% and further strengthened physical connection between assets. Commissioned the Interconnecting paraffinic froth treatment pipeline between Fort Hills and Base Plant in May.

•
Completed first full year as operator of the Syncrude asset and achieved multiple production records. Reached the $300 million of gross operating cost and capital synergy target through workforce efficiencies and continued regional optimization. Fully recovered costs related to the Interconnect pipeline delivering over $150 million of incremental value in 2022 and approximately $200 million since start up.

2022 Total Direct Compensation
Mr. Zebedee did not receive a base salary increase in 2022 based on his hire date of March 30, 2022. The AIP award of $422,750 represents 104% of his target opportunity and is based on Suncor’s and Mr. Zebedee’s performance. Mr. Zebedee received a long-term incentive grant on hire with value of $2,300,118 in the form of stock options, PSUs, CPSUs and RSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and performance, including with respect to its climate-related initiatives.
Total Direct Compensation ($)	Value of Long Term Incentives (2020-2022)

46   Management Proxy Circular 2023   Suncor Energy Inc.

Looking Ahead to 2023:

Following the annual review of our executive compensation structure in 2022, the HR&CC approved, effective 2023, the following pay program changes to remain competitive with our peers and drive sustainability performance:

• The weighting on safety performance in 2023 AIP was increased by 94% from 11.5% to 22.5%. A new metric, Serious Injury and Fatality, actual events was added to the AIP scorecard.

•
Executives again received CPSUs, which were a new form of PSU introduced in 2022 that will vest based on progress relative to the company’s climate initiatives. The design of the CPSUs issued in 2023 includes a target for emissions reductions by the end of 2025 as a step towards achieving our commitment to a 10 Mt reduction in annual greenhouse gas emissions by 2030.

On February 7, 2023, the Board approved a grant of options, PSUs and RSUs to the NEOs effective March  1, 2023, as displayed in the table below, under the terms of the SOP, the PSU Plan (including CPSUs) and the RSU Plan, respectively. The exercise price of the options is $45.57 and the grant price of the PSUs and RSUs is $45.57.
Name	Options	CPSUs	PSUs	RSUs
K. P. SMITH	113 982	6 584	59 250	32 917

A. COWAN	53 192	3 073	27 650	15 361

B.Y. FRANCOEUR	39 419	2 277	20 491	11 384

A. STROM	37 045	2 140	19 257	10 698

P.D. ZEBEDEE	53 192	3 073	27 650	15 361
Executive Compensation Alignment with Shareholder Value
In an industry subject to commodity price cycles, Suncor continues to focus on long-term value growth and returns for shareholders. The following performance graph shows Suncor’s cumulative TSR for the past five years against equity market benchmarks. For the measurement period, the aggregate realizable total direct compensation of our NEOs, as seen in the Realizable Pay graph on page 48, has been generally consistent with TSR. A substantial portion of NEO total direct compensation is linked to Suncor’s share price and therefore is aligned with the interests of shareholders.
Performance Graph(1)(2)
(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of  $100 invested on January 1, 2018 in each of common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Capped Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

Management Proxy Circular 2023   Suncor Energy Inc.   47

Executive Compensation
NEO Realizable Pay. The pay opportunity and realizable total direct compensation for the NEOs over the period from 2018 to 2022 is shown in the chart below. For this five-year period, the realizable pay value, which is a snapshot at December 31, 2022, for total direct compensation for the NEOs (other than Mr. Little) was approximately 8% higher than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the chart.
Amounts for Mr. Smith, the Interim President & CEO, are broken out in the chart below. The realizable pay value is approximately 1% higher than the pay opportunity level.
Realizable Pay – Total Direct Compensation in millions ($)(1)(2)(3)(4)
(1)
Mr. Francoeur, for whom 2018 pay was not disclosed as he was not a NEO during that period, is excluded from that year. Ms. Strom, for whom 2018 and 2019 pay was not disclosed as she was not a NEO during that period, is excluded from those years.

(2)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the 5-Year Average, an average of the pay opportunity reported for 2018 to 2022. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor’s management proxy circulars for the particular year reported.

(3)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the 5-Year Average, an average of the realizable pay reported for 2018 to 2022. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2022; (ii) the “in-the-money” value (as at December 31, 2022) of options that were granted in that particular year and that had not been exercised as at December 31, 2022; (iii) value attributed to RSUs and PSUs that were granted in that particular year and that had vested as at December 31, 2022; and (iv) value (as at December 31, 2022) attributed to RSUs and PSUs, which assumes a 100% performance factor in the case of PSUs, that were granted in that particular year and that have not vested as at December 31, 2022.

(4)
Mr. Smith was appointed Interim President & CEO effective July 8, 2022 and is recognized as CEO in the chart above.

48   Management Proxy Circular 2023   Suncor Energy Inc.

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS
Aggregate Equity Holdings. The following table provides the aggregate equity holdings of the NEOs (other than Mr. Little) for the years ended December 31, 2021 and 2022, indicating the net change during 2022 and the total value at risk as at December 31, 2022.
Name	December 31, 2021					December 31, 2022
	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)	Shares	DSUs(1)(2)	PSUs(1)(3)(4)	Options	RSUs(1)(3)
K.P. SMITH	60 422	23 734	108 815	1 340 895	54 407	81 849	24 814	144 391	1 281 539	72 195

A. COWAN	57 973	54 408	108 815	1 366 095	54 407	57 973	56 883	113 183	1 235 504	56 591

B.Y. FRANCOEUR	8 000	38 667	81 023	689 088	40 512	8 000	48 621	90 257	618 437	45 130

A. STROM	34 327	13 993	71 591	454 630	35 975	40 836	14 831	77 829	431 133	38 914

P.D. ZEBEDEE	—	—	—	—	—	125	—	25 011	43 364	12 505
	Net change during 2022
Name	Shares	DSUs(1)(2)	PSUs(1)(4)	Options	RSUs(1)
K.P. SMITH	21 427	1 080	35 579	(59 356)	17 788

A. COWAN	—	2 475	4 368	(130 591)	2 184

B.Y. FRANCOEUR	—	9 954	9 234	(70 651)	4 618

A. STROM	6 509	838	6 238	(23 497)	3 119

P.D. ZEBEDEE	125	—	25 011	43 364	12 505
	Value at Risk
Name	Value of Shares(5) ($)	Value of DSUs(5) ($)	Value of PSUs(4)(5) ($)	Value of Options(6) ($)	Value of RSUs(5) ($)	Total Value at Risk ($)	Multiple of Salary (#)
K.P. SMITH	3 515 415	1 065 761	6 201 593	7 147 765	3 100 775	21 031 310	32.6

A. COWAN	2 489 940	2 443 125	4 861 210	6 994 372	2 430 583	19 219 237	28.5

B.Y. FRANCOEUR	343 600	2 088 272	3 876 538	3 003 584	1 938 334	11 250 328	18.9

A. STROM	1 753 906	636 991	3 342 756	2 637 718	1 671 356	10 042 728	19.3

P.D. ZEBEDEE	5 369	—	1 074 222	—	537 090	1 616 681	2.8

(1)
DSUs, PSUs and RSUs include dividend reinvestment. DSUs, PSUs and RSUs are rounded for display purposes.

(2)
NEOs may elect to receive all or a portion of their AIP award in DSUs in lieu of cash.

(3)
Excludes PSU grants that vested December 31, 2021, in the case of values reported for 2021, and PSU and RSU grants that vested December 31, 2022, in the case of values reported for 2022.

(4)
PSUs include both Market PSUs and CPSUs.

(5)
The value of shares and share-based awards are calculated based on the closing price of a common share on the TSX as at December 31, 2022 ($42.95). Share-based awards are calculated based on the actual units, including fractional units, as at December 31, 2022. PSUs are projected at a 100% payout.

(6)
Value of options is based on the “in-the-money” amount of exercisable and non-exercisable options held as at December 31, 2022. The “in-the-money” amount is the difference between the closing price of a common share on the TSX as at December 31, 2022 ($42.95) and the exercise price of the option.

Management Proxy Circular 2023   Suncor Energy Inc.   49

Executive Compensation
Summary Compensation Table. The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2022, 2021 and 2020.
Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-equity incentive plan compensation ($)		Pension Value(4)(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual(3)	Long-Term
K.P. SMITH Interim President & Chief Executive Officer	2022	642 577	4 012 617	1 337 509	891 000	—	(61 300)	221 100	7 043 503
	2021	630 000	2 250 010	752 792	685 000	—	28 800	20 607	4 367 209

	2020	578 596(9)	2 137 520	712 501	230 000	—	(49 700)	30 253	3 639 170
A. COWAN Chief Financial Officer	2022	672 577	2 175 052	725 004	562 500	—	984 300	35 552	5 154 985
	2021	660 000	2 250 010	752 792	750 000	—	1 097 700	35 820	5 546 322

	2020	607 269(9)	2 137 520	712 501	240 000	—	881 800	45 680	4 624 770
B.Y. FRANCOEUR Executive Vice, Business & Operations Services	2022	591 769	1 762 568	587 506	441 000	—	759 100	19 273	4 161 216
	2021	533 808	1 837 574	614 505	585 000	—	1 557 700	18 255	5 146 842

	2020	450 346(9)	1 425 052	557 254	150 000	—	442 200	25 089	3 049 942
A. STROM Chief Sustainability Officer(7)	2022	515 154	1 575 055	525 002	432 000	—	703 500	23 634	3 774 345
	2021	490 000	1 500 030	501 860	570 000	—	637 300	24 244	3 699 189

	2020	444 461(9)	1 425 052	474 028	160 000	—	539 600	29 615	3 938 162
P. D. ZEBEDEE Executive Vice President, Mining & Upgrading	2022	435 673	1 725 111	575 007	422 750	—	511 500	300 000	3 970 041
	2021	—	—	—	—	—	—	—	—

	2020	—	—	—	—	—	—	—	—
M.S. LITTLE(8) Former President and Chief Executive Officer	2022	658 654	6 750 055	2 250 006	—	—	(24 700)	5 995 946	15 629 961
	2021	1 235 000	6 750 031	2 258 366	1 960 000	—	(529 500)	126 894	11 800 791

	2020	990 635(9)	6 375 042	2 125 005	575 000	—	(16 200)	91 023	10 140 505

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. The grant price was calculated as the average of the high and low common share prices on the TSX on the five trading days preceding the grant date. DSUs received because of a voluntary election to defer AI that would otherwise have been paid in cash are included under non-equity incentive plan compensation. For the grant prices of share-based awards granted to the NEOs, see Schedule B.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value. The fair value of 2022 option awards was $9.13. The fair value was calculated using the following assumptions: common share weighted average price of  $37.06, expected life of 5 years, volatility of 42%, risk free rate of 1.7% and dividend yield of 4.4%. In August 2022 Mr. Smith received a second option grant related to his assignment as Interim President & CEO valued at $10.85. For information on the 2021 and 2020 options, refer to the Summary Compensation Table in Suncor’s 2022 and 2021 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor’s AIP. Awards earned and included under AIP for 2022 performance were paid in 2023. Similarly, awards earned and included for 2021 and 2020 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change as disclosed in the tables under the “Defined Benefit Plans” and the “Defined Contribution Plans” sections on page 54.

(5)
The change in the 2020 annual incentive target applied to the pension was understated in 2020 for Messrs. Cowan, Francoeur and Smith and has been corrected and reflected in the 2021 pension values above.

(6)
For all NEOs, All Other Compensation for 2022 includes actual costs incurred by Suncor related to company contributions to the Suncor savings plan. In 2021, in response to the economic environment, Suncor temporarily decreased the company match from 7.5% to 5% of basic earnings on a matching basis on behalf of the individual. In July 2022, this was reinstated. For Mr. Little, All Other Compensation includes contractual termination payments (discussed in footnote 7 below). For Mr. Zebedee, All Other Compensation includes a signing bonus he received on hire. For Mr. Smith, All Other Compensation includes a lump sum stipend provided in lieu of a salary increase upon his appointment as Interim President & CEO on July 8, 2022. The aggregate amounts of annual perquisites and other personal benefits did not exceed the lesser of  $50,000 or 10% of the total annual salary for each NEO and are not included in the All Other Compensation value. Each of the active NEOs receives an annual perquisite allowance in the amount of  $30,000.

(7)
Ms. Strom also held the role of General Counsel until February 1, 2023.

(8)
Mr. Little was appointed President and Chief Operating Officer on November 15, 2018, and then President and Chief Executive Officer effective May 2, 2019. Mr. Little ceased to be President and Chief Executive Officer effective July 8, 2022. Accelerated payments to Mr. Little due to his involuntary employment termination on an “other than for just cause” basis were in accordance with his termination agreement, dated November 25, 2008 (under a legacy agreement with payment provisions no longer granted by the company and not applicable to any active NEO) and his retirement-eligible status under Suncor’s policies and incentive plans. The All Other Compensation figure consists of  $5,969,000, representing Mr. Little’s contractual termination payment for 24 months of salary and target annual incentive, as well as the incremental value relating to the early vesting, payment, acceleration and/or waiver of the performance goal or similar conditions in respect of options, DSUs, PSUs and RSUs awarded as compensation to Mr. Little, which was reported or previously reported in the corporation’s summary compensation table for the most recently

50   Management Proxy Circular 2023   Suncor Energy Inc.

completed financial year or previous years. The value of such early vesting and acceleration of Mr. Little’s previously granted awards is included in the Incentive Plan Awards – Value Vested or Earned table below. Mr. Little received no annual incentive plan payment for 2022 performance.
(9)
The NEOs elected to take a voluntary, temporary reduction in salaries in 2020.

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2022. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2022, see Schedule B.
Name	Option-Based Awards		Share-Based Awards
	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised “in-the-money” options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)
K.P. SMITH	1 281 539	7 147 765	216 587	9 302 396	3 348 616

A. COWAN	1 235 504	6 994 372	169 776	7 291 876	4 725 987

B.Y. FRANCOEUR	618 437	3 003 585	135 388	5 814 910	3 610 211

A. STROM	431 133	2 637 718	116 744	5 014 140	2 158 954

P.D. ZEBEDEE	43 364	—	37 517	1 611 336	—

M.S. LITTLE	2 293 188	11 870 493	—	—	5 569 069

(1)
Value of options is based on the “in-the-money” amount of the exercisable and non-exercisable options held as at December 31, 2022. The “in-the-money” amount is the difference between the closing price of a common share on the TSX as at December 31, 2022 ($42.95) and the exercise price of the option.

(2)
Includes RSUs granted under the RSU Plan and PSUs granted under the PSU Plan that were held by the NEOs as at December 31, 2022. Excludes PSUs and RSUs granted in 2020 that vested December 31, 2022.

(3)
Value of RSUs and PSUs is calculated based on the actual units, including fractional units, multiplied by the closing price of a common share on the TSX as at December 31, 2022 ($42.95). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See “Summary of Incentive Plans – Performance Share Unit Plan” for details.

(4)
Share-based awards include DSUs granted under the DSU Plan that were held by the NEOs as at December 31, 2022. All of the DSUs granted to NEOs after 2014 were granted in exchange for the voluntary deferral of AIP that would otherwise have been paid in cash. DSUs cannot be redeemed until the NEO ceases to be an employee. Value of DSUs is calculated based on the closing price of a common share on the TSX as at December 31, 2022 ($42.95). This amount also includes PSUs issued in 2020 under the PSU Plan that vested on December 31, 2022 and paid out in February 2023. This amount also includes RSUs issued in 2020 under the RSU Plan that vested on December 31, 2022 and paid out in January 2023. The value of these PSUs and RSUs is based on actual payout.

Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2022, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022, for the NEOs.
Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)
K.P. SMITH	419 147	2 282 835	891 000

A. COWAN	419 147	2 282 835	562 500

B.Y. FRANCOEUR	349 077	1 744 944	441 000

A. STROM	279 431	1 521 932	432 000

P.D. ZEBEDEE	—	—	422 750

M.S. LITTLE	8 637 769(1)(5)	32 568 540(6)	—

(1)
One-third of each of the options that were granted under the SOP in 2019, 2020 and 2021 vested in 2022.

(2)
This amount includes PSUs issued in 2020 under the PSU Plan and RSUs issued in 2020 under the RSU Plan that vested on December 31, 2022 and paid out in February 2023. Values reflected are based on actual payout.

Management Proxy Circular 2023   Suncor Energy Inc.   51

Executive Compensation
(3)
For Mr. Francoeur this amount includes DSUs issued in lieu of a cash award for 2021 AIP, which were granted in 2022. Value of DSUs is calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP delivered in February 2023, for recognition of performance in 2022.

(5)
All unvested stock options vested upon Mr. Little’s termination due to his retirement-eligible status under Suncor’s policies that are applicable to all salaried employees including all executives.

(6)
Mr. Little was entitled to retain outstanding PSU and RSU awards due to his retirement-eligible status under Suncor’s policies that are applicable to all salaried employees including all executives. In the applicable circumstances of involuntary employment termination on an “other than for just cause” basis, Mr. Little’s termination agreement, dated November 25, 2008 (a legacy agreement with payment provisions no longer granted by the company and not applicable to any active NEO) provided for the acceleration of PSU and RSU awards based on performance up to the termination date.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2022 for the NEOs.
Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)
K.P. SMITH	—	—

A. COWAN	—	—

B.Y. FRANCOEUR	75 000	1 121 750

A. STROM	44 000	484 861

P.D. ZEBEDEE	—	—

M.S. LITTLE(2)	—	—

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the common shares on the TSX at time of exercise.

(2)
Mr. Little ceased to be President and Chief Executive Officer effective July 8, 2022. He did not exercise any stock options from January 1, 2022 through July 8, 2022.

52   Management Proxy Circular 2023   Suncor Energy Inc.

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including each of the NEOs. Retirement income is based on a defined contribution account balance, or depending upon the employee’s eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Messrs. Smith, Cowan and Little, and Ms. Strom participate in the combination provision of the plan. Messrs. Francoeur and Zebedee participate in the defined contribution provision.
In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Seven persons who are currently members of Suncor senior executive management were participants in the SERP as at December 31, 2022.
The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career-based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive’s total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the NEOs are members of the SERP. Additional details of the SERP follow.
•
Entry into the SERP commences at the date of appointment to executive employment.

•
The SERP pension is based on the executive’s remuneration multiplied by a combined accrual rate of 5% per year of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive’s remuneration for executive employment earned after the executive completes 25 years of service. The total pension is limited to 70% of the executive’s remuneration, as described below.

•
Executive remuneration is an annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for senior executives and 100% for the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under “Defined Benefit Plans” are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor’s non-U.S. taxpayer SERP obligations.

Management Proxy Circular 2023   Suncor Energy Inc.   53

Executive Compensation
Defined Benefit Plans. The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor’s pension arrangements.
Name	Number of years credited service(1)	Annual Benefits Payable(2)		Defined Benefit Obligation as at January 1, 2022(3) ($)	Compensatory change(4) ($)	Non- compensatory change (5) ($)	Defined Benefit Obligation as at December 31, 2022(3) ($)
		As at December 31, 2022 ($)	At age 65 ($)
K.P. SMITH	22	554 444	717 386	9 877 314	(66 710)	(3 311 093)	6 499 511

A. COWAN	8	500 512	592 063	8 262 920	982 136	(2 447 354)	6 797 702

B.Y. FRANCOEUR	26	329 594	458 656	4 260 182	728 320	(1 058 542)	3 929 960

A. STROM	19	296 293	424 038	4 210 680	698 090	(816 140)	4 092 630

P. ZEBEDEE	1	36 510	511 611	—	489 716	(194 489)	295 227

M.S. LITTLE	14	1 192 844(6)	—	22 895 452	(26 864)	(4 086 165)	18 782 423

(1)
For Mr. Smith credited service reflects executive employment of 11 years plus 11 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive. For Mr. Francoeur service reflects executive employment of 4 years plus 22 years of service accrued under the Suncor Energy Pension Plan (defined contribution) provision prior to becoming an executive. For Ms. Strom credited service reflects executive employment of 4 years plus 15 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2022.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 23 in Suncor’s audited consolidated financial statements for the year ended December 31, 2022. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2022 related to the annual service cost, compensation changes, including target bonus, higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

(6)
Mr. Little ceased to be President & CEO effective July 8, 2022 and this figure represents Mr. Little’s pension as of July 8, 2022.

Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to three of the NEOs, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis. For employees participating only in the defined contribution provision, including Messrs. Francoeur and Zebedee, Suncor contributes 5% to 9% of basic earnings depending upon years of service with the company, plus up to an additional 3% on a 100% matching basis. All contributions to the defined contribution accounts are subject to maximum levels. Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee’s investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his or her contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the corporation may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the NEOs.
Name	Accumulated value as at January 1, 2022 ($)	Compensatory ($)	Accumulated value as at December 31, 2022 ($)
K.P. SMITH	334 683	5 410	311 377

A. COWAN	52 423	2 164	47 842

B.Y. FRANCOEUR	719 218	30 780	688 640

A. STROM	308 223	5 410	289 215

P. ZEBEDEE	—	21 784	21 973

M.S. LITTLE	64 105	2 164	—(1)

(1)
Mr. Little ceased to be the President & CEO effective July 8, 2022 and transferred the balance of his account out of the Suncor Energy Pension Plan.

54   Management Proxy Circular 2023   Suncor Energy Inc.

Termination Agreements and Change of Control Arrangements
Termination Agreements
Suncor has employment termination agreements with each of the NEOs currently employed by the corporation.

QUICK FACTS ON TERMINATION AGREEMENTS

- ✓ are in place with the CEO and eight of Suncor's other senior executives
- ✓ provide a 24-month notice period
- ✓ are "double trigger" on a change of control
- ✓ are reviewed annually by the HR&CC
- ✓ terms are updated periodically for agreements with new participants based on governance trends and best practice

If these NEOs are terminated by Suncor, other than for just cause, or resign within 120 days following a constructive dismissal event (each a Termination Event), NEOs are compensated based on their remuneration.
Notice Period Provisions. For those NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and annual incentive during the notice period, (ii) for SOP options which, but for the Termination Event, would have become exercisable during the notice period unless the NEO is eligible for retirement, in which case, under the terms of the SOP, unvested options would vest immediately upon retirement (voluntary or involuntary) and the option term would be reduced to the earlier of three years or original expiry, and (iii) for PSUs and RSUs (based on a performance factor calculated as at the date of termination, in the case of PSUs) unless the NEO is eligible for retirement, in which case the PSUs and RSUs would be held until the end of the performance or maturity period (in the case of RSUs) and paid in accordance with the terms of the PSU and RSU plans, and for an executive not eligible for retirement, the PSUs and RSUs are pro-rated for the period of employment during the performance or maturity period. The NEOs receive credited service under the SERP for the notice period.
Double Trigger Provisions and Change of Control. Suncor’s termination agreements with those NEOs are “double trigger”, meaning that they provide for payments based only upon involuntary termination or constructive dismissal of the executive following a change of control.
Under the SOP, the PSU Plan and the RSU Plan, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.
NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive’s responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.
Governance. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor’s senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC’s review of governance trends and market practices, amendments may be made to agreement terms for new participants.

Management Proxy Circular 2023   Suncor Energy Inc.   55

Executive Compensation
Termination and Change of Control Benefits
The table below shows the incremental amounts to which the NEOs (other than Mr. Little) would be entitled under the circumstance of a termination and/or change of control on December 31, 2022.
Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive(3) ($)	Pension(4) ($)	Total Payout(10) ($)
K.P. SMITH

Resignation	—	—	—	—	—

Retirement(5)	—	—	—	—	—

Termination (Without Cause)(6)	1 290 000	970 000	2 497 607	934 732	5 692 339

Change of Control(7)	1 290 000	970 000	6 724 061	934 732	9 918 793

Change of Control(8)	—	—	—	—	—
A. COWAN

Resignation(9)	—	—	2 559 193	—	2 559 193

Retirement	—	—	2 559 193	—	2 559 193

Termination (Without Cause)(6) (9)	1 350 000	1 033 333	2 559 193	1 453 134	6 395 660

Change of Control(7)	1 350 000	1 033 333	2 559 193	1 453 134	6 395 660

Change of Control(8)	—	—	2 559 193	—	2 559 193
B.Y. FRANCOEUR

Resignation(9)	—	—	1 949 722	—	1 949 722

Retirement	—	—	1 949 722	—	1 949 722

Termination (Without Cause)(6) (9)	1 190 000	716 667	1 949 722	7 028 207	10 884 596

Change of Control(7)	1 190 000	716 667	1 949 722	7 028 207	10 884 596

Change of Control(8)	—	—	1 949 722	4 782 291	6 732 013
A. STROM

Resignation(9)	—	—	1 734 374	—	1 734 374

Retirement	—	—	1 734 374		1 734 374

Termination (Without Cause)(6) (9)	1 040 000	720 000	1 734 374	3 295 672	6 790 046

Change of Control(7)	1 040 000	720 000	1 734 374	3 295 672	6 790 046

Change of Control(8)	—	—	1 734 374	1 797 227	3 531 601
P. D. ZEBEDEE

Resignation	—	—	—	—	—

Retirement(5)	—	—	—	—	—

Termination (Without Cause)(6)	1 150 000	977 500	—	280 509	2 408 009

Change of Control(7)	1 150 000	977 500	368 749	1 100 062	3 596 311

Change of Control(8)	—	—	—	274 036	274 036

(1)
In the case of all the NEOs, for termination with cause, no incremental value will be realized.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
In the case of Messrs. Smith and Zebedee for a change of control with involuntary termination, Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a common share on the TSX as at December 31, 2022 ($42.95) and the exercise price of the option, and the incremental value of PSUs and RSUs held, pro-rated for active period of time in plan, that vest at termination, calculated as per the applicable plan. PSUs are based on the performance level at December 31, 2022.

(4)
In the event of termination (without cause) each NEO is granted an additional two years of pension service in respect of the notice period under the terms of their respective termination agreements. In addition, in connection with a change of control, any NEOs who are not vested under the SERP would be immediately vested thereunder. In the event of change of control (voluntary termination), immediate SERP vesting is the only benefit; there are no further incremental pension benefits payable under this scenario.

56   Management Proxy Circular 2023   Suncor Energy Inc.

(5)
Messrs. Smith and Zebedee were not eligible for retirement as of December 31, 2022.

(6)
Includes a resignation by the NEO in the 120-day period following a constructive dismissal.

(7)
Assumes involuntary resignation or retirement on change of control.

(8)
Assumes voluntary termination on change of control. NEOs do not receive change of control payments upon change of control except when accompanied by involuntary termination or constructive dismissal. In the event of their resignation, independent of whether there is a change of control, Messrs. Cowan and Francoeur and Ms. Strom are eligible for accelerated vesting of certain long-term incentive awards upon their voluntary termination of employment as a result of their retirement eligible status, in accordance with the terms and conditions applicable to all employees that receive such awards.

(9)
In the event of their resignation, Messrs. Cowan and Francoeur and Ms. Strom are eligible for accelerated vesting of certain long-term incentive awards upon their voluntary termination of employment as a result of their retirement eligible status, in accordance with the terms and conditions applicable to all employees that receive such awards.

(10)
Mr. Little ceased to be President & CEO effective July 8, 2022 and therefore has been excluded from the table above. Disclosure regarding payments to which Mr. Little was entitled in connection with his termination are provided on pages 50 and 51.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2022, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.
SUMMARY OF INCENTIVE PLANS
The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2022.
	Column A		Column B	Column C
Plan Category	Number of securities to be issued upon exercise of outstanding options	Percentage of issued and outstanding	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)	Percentage of issued and outstanding
Equity compensation plans approved by security holders	21 068 383	1.58%	38.55	27 900 564	2.09%
Total	21 068 383	1.58%	38.55	27 900 564	2.09%
The numbers shown beside “Equity compensation plans approved by security holders” refer to options granted under the SOP. In 2022, there were 13,158,120 options exercised pursuant to Suncor’s incentive plans.
Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase common shares, as well as the grant of stock appreciation rights (SARs) to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. Non-employee directors are not eligible for stock option awards or SARs under the SOP. The maximum number of common shares currently issuable pursuant to the SOP is 48,968,947 common shares (or 3.66% of the total issued and outstanding common shares on December 31, 2022). No financial assistance is provided to plan participants for the exercise of stock options. Stock options and SARs granted under the SOP may only be exercised during the lifetime of the participant, by such participant and are not assignable.
Options entitle the holder to purchase common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a common share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. “Market Value” means the simple average of the daily high and low prices at which common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.
Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees.
Management Proxy Circular 2023   Suncor Energy Inc.   57

SUMMARY OF INCENTIVE PLANS
In 2022, the Board approved administrative amendments to the SOP in accordance with the plans terms and conditions, which amendments did not require shareholder approval.
Performance Share Unit Plan. PSUs form a minimum of 50% of the equity component of total direct compensation for executives. Suncor uses two types of PSUs that are awarded under the PSU plan: Market PSUs and CPSUs.
Market Performance Share Units. A PSU award may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. PSUs provide for notional dividend re-investment.
The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and enterprise value), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and stock behavior and volatility. The selection criteria are reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC.
APA Corporation	ConocoPhillips	Royal Dutch Shell plc(1)
BP plc	EOG Resources Inc.	Total SE
Canadian Natural Resources Limited	Hess Corporation
Cenovus Energy Inc.	Imperial Oil Limited
Chevron Corporation	Occidental Petroleum Corporation
The following charts compare the size(2)(3) of Suncor to the constituents of the 2020-2022 PSU peer groups.
(1)
Royal Dutch Shell plc was added to the 2021 PSU peer group.

(2)
Percentile rank for revenue and assets based on results reported for the nine months ended September 30, 2022 and as at September 30, 2022, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2022.

(3)
Percentile rank for enterprise value based on results reported as at September 30, 2022 and share prices as of December 31, 2022. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2022.

58   Management Proxy Circular 2023   Suncor Energy Inc.

Vesting of PSU awards is determined based on Suncor’s TSR relative to peer companies (70% of the vesting level) and Suncor’s ROCE performance relative to targets (30% of the vesting level). For 2020 the TSR vesting was based on company grouping rank as displayed in the table below. In 2021 and 2022, a percentile rank approach replaced the rank table approach to determine the relative TSR vesting level. A comparison to previous PSU awards using rank tables confirmed that the percentile approach used for the 2022 awards would not have produced a significantly different average performance factor.
Performance Factor (% of PSUs vesting)	Company TSR Rank vs. 2020 Peers	Company TSR Percentile Rank vs. 2021 and 2022 Peers
200%	1 – 2	75th percentile and above

175%	3 – 4	Linear interpolation between 50th
150%	5 – 6	and 75th percentiles

100%	7	50th percentile

75%	8 – 9	Linear interpolation between 25th and 50th percentiles

50%	10 – 11	25th Percentile

0%	12 and below	Below 25th percentile
The HR&CC annually establishes five levels of ROCE performance that correspond to performance factors of 0%, 50%, 100%, 150%, and 200%. Interpolation is used when ROCE performance falls between established levels.
The HR&CC annually reviews the ROCE target and performance range considering updated economic forecasts and actual results through the first quarter of the year. Following this review, the HR&CC made no adjustments to targets for 2022.
Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured and company grouping rank (or company percentile ranking for awards 2021 forward) and ROCE performance determine a performance factor and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a common share, as calculated under the PSU Plan provisions.
Since inception of the PSU Plan in 2004, 35% of PSU grant vesting levels have been below target (including three which were at 0%), 18% were at target and 47% have been above target based on performance results. The HR&CC did not exercise discretion in determining PSU payouts for the 2020 award.
Climate Performance Share Units (CPSU). A CPSU is granted under the PSU Plan. Awards may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. CPSUs provide for notional dividend re-investment.
In 2022, the CPSU was a measure of three separate metrics within two categories: Greenhouse Gas (GHG) Portfolio Health and GHG Capital Allocation. These metrics were introduced as a means of linking executive compensation to Suncor’s climate-related goals. Annual awards will vest based on progress towards our 2030 commitment to reduce annual greenhouse gas emissions by 10 megatonnes.
Looking Ahead to 2023.

In 2023, the CPSUs metrics will measure GHG Portfolio Health, GHG Capital Allocation and will also measure achieved reductions at the end of 2025 when cogeneration at Base Plant is expected to come online.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase common shares on the open market towards satisfying any unmet share ownership guidelines at the compliance date.
Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC. Under the plan, RSUs are granted to middle management and above as part of their competitive compensation and may be granted on a targeted basis and to support attraction and retention of individuals with key skills at the lower levels. As RSU value is tied directly to Suncor’s share price and dividends, RSUs serve to further align participants with shareholder interests.
Each RSU is a right to a cash payment, equivalent in value to one common share based on the value of Suncor’s average common share price for the last 60 trading days beginning with 2020 RSU grants. Grants under the RSU Plan are administered by the HR&CC or its delegate. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan provides for notional dividend reinvestment.
Management Proxy Circular 2023   Suncor Energy Inc.   59

SUMMARY OF INCENTIVE PLANS
Closed Plans. The following table provides the key terms of the Suncor equity-based plans that are closed to new grants.
Year Approved	Plan Name(1)	Award Type	Number Outstanding at December 31, 2022	Vesting Schedule	Expiry(2)	Performance Conditions
2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada)(3)	DSU	20 764	—	—	No

(1)
Plan closed effective August 1, 2009.

(2)
Period of time from grant date until maximum expiry. Where no period is indicated, the award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the plan.

(3)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under the SOP was 3.66% at December 31, 2022. Suncor has no other equity compensation plans involving newly issued securities.
Burn Rate. In 2022 there were 2,191,564 stock options granted under the SOP which resulted in a burn rate of 0.16%. In 2021 there were 3,456,515 stock options granted under the SOP which resulted in a burn rate of 0.24%, and in 2020 there were 6,340,595 stock options granted under the SOP which resulted in a burn rate of 0.42%.
Additional Terms of Equity Compensation Plans.
Issuance of Shares under Plans
• No one person or company is entitled to receive more than 5% of the issued and outstanding common shares pursuant to all equity-based compensation arrangements.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor’s total issued and outstanding securities.

Amendment

•
The SOP contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendments to the amendment provision.

Impact of Change of Control, Reorganization or Other Events Affecting the Corporation

•
Suncor’s equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder’s options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder’s termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

60   Management Proxy Circular 2023   Suncor Energy Inc.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee’s involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately, and vested options expire no later than three months from such termination. In the event of the holder’s death, all options become exercisable by the holder’s estate and shall expire no later than 12 months after the date of death. In the event of the holder’s retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder’s options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder’s options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder’s options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

Management Proxy Circular 2023   Suncor Energy Inc.   61

ADVANCE NOTICE BY-LAW
CLAW BACK POLICY
The Board approved the adoption of a claw back policy for Suncor in 2012. Under the claw back policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the corporation’s financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the corporation’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the corporation’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.
In 2015, the Securities and Exchange Commission (SEC) proposed new claw back rules that would require all listed companies, such as the corporation, to adopt executive compensation claw back policies with certain features that are not contained in the corporation’s existing policy. These rules were finalized and adopted by the SEC on October 26, 2022 and require US stock exchanges, such as the NYSE, to file proposed listing standards implementing such rules by no later than February 24, 2023, and to make these standards effective no later than November 28, 2023. Issuers, such as the corporation, will be required to adopt claw back policies within 60 days of such listing standards becoming effective, and must begin to comply with the related disclosure requirements in the proxy/information statements and annual reports filed after it adopts such policy.

DIRECTORS’ AND OFFICERS’ INSURANCE
Policies purchased by Suncor provide insurance for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible and a US$200 million limit applies. In 2021, Suncor paid premiums of approximately US$1.9 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2022. In 2022, Suncor paid premiums of approximately US$2 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2023.

ADVANCE NOTICE BY-LAW
In 2015, shareholders confirmed Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors of the corporation (By-Law No. 2), which establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders’ meeting for a shareholder to notify the corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.
In the case of an annual meeting of shareholders, notice must be given to the corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in

62   Management Proxy Circular 2023   Suncor Energy Inc.

the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders should consult the full text of By-Law No. 2, which is available on Suncor’s website at www.suncor.com and has been filed under the corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
As at the date of this management proxy circular, the corporation had not received any additional director nominations.

CORPORATE GOVERNANCE
The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.
Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the SEC, including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements). NYSE corporate governance requirements are generally not applicable to non-U.S. companies; however, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2021 and 2022 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C under the heading, “Compliance with NYSE Standards”.
Suncor’s Corporate Governance Summary this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This summary has been approved by the Board, on the recommendation of its Governance Committee. Suncor’s Corporate Governance Summary can be found in Schedule C.

ADDITIONAL INFORMATION
Additional information relating to Suncor, including financial information, is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2022 and in its MD&A, which are included in our 2022 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com, or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

ADVISORIES
This management proxy circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the corporation in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “priority” and similar expressions.
Forward-looking statements in this management proxy circular and the schedules hereto include references to: the

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ADVISORIES
business and procedure of the meeting; the composition of the Board following the meeting; future actions to be taken by Suncor and Elliott pursuant to the Settlement Agreement; factors to be taken into account by the Board in considering its approach to compensation in the future, including the results of the vote on the advisory resolution on the corporation’s approach to executive compensation and feedback from shareholders; expectations regarding actions taken by the Board and Suncor management to implement changes to improve safety, operational and business performance, including the timing and effectiveness thereof; the belief that the company is positioned to increase allocations to share buybacks and the amount thereof; statements regarding the company’s plan to restore leading performance and grow shareholder returns, including actions taken in support of such plan and the effectiveness of such actions; the belief that the sale of the corporation’s Norway assets and its renewable energy business, to focus on hydrogen and low-carbon fuels businesses such as Lanzajet and Enerkem, the joint venture agreement with ATCO and the Pathways Alliance will support and accelerate Suncor’s net zero objective, including collaborative work with industry peers, provincial and federal governments, indigenous communities and stakeholders to advance Pathways Alliance projects; the belief that Suncor structures compensation plans and programs and maintains guidelines and policies which limit excessive risk; the belief that there are no identified risks arising from the corporation’s compensation policies and practices that are reasonably likely to have a material adverse impact on the corporation; the belief that Suncor provides the right balance in its overall rewards program to attract talent; statements regarding Suncor’s 2030 commitment to reduce annual GHG emissions by 10 Mt and objective to be net-zero by 2050, including plans and strategies taken in support of such sustainability initiatives and the outcomes and benefits thereof; the belief that the integration of Syncrude will result in improved capital efficiencies and competitiveness across all Suncor-operated assets in the Regional Municipality of Wood Buffalo, structural reductions in regional contract workforce and further optimize margin capture opportunities; plans to optimize the Petro-Canada retail network and grow EBITDA by 40%; the expectation that the implementation of company-wide system upgrades and cost-reduction activities will deliver standardization and significant cost reductions; the expectation that the implementation of a new Enterprise Resource Planning (SAP S4 and Workday) approach will deliver sustainable, annual cost reductions of $275 million; plans to manage mine constraints and restore full Fort Hills production by 2025; Suncor’s goal to reduce contract workforce by 20%; the expectation that the cogeneration at Base Plant will come online at the end of 2025; anticipated CPSU metrics for 2023; the expectation that none of the nominees for director will be unable to serve as director; the anticipated timing of the retirement of directors from the Board; statements regarding Suncor’s goal to create a work environment that provides everyone – all genders, Indigenous people, members of the 2SLGBTQ+ community, and visible minorities – with the opportunity to meaningfully contribute to the organization’s performance and social responsibilities while feeling safe, valued and respected; the belief that organizational performance is enhanced, and social responsibilities are achieved, through a diverse employee base and a culture grounded in inclusion and trust; statements regarding the company’s future climate-related disclosure practices, including its annual climate report and integration of related information into corporate disclosure materials; expectations regarding the viability, timing and impact of the company’s sustainability initiatives and investments; and the establishment of subsequent objectives and capital allocation priorities.
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.
Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth, reductions in operating costs and/or GHG emission reductions may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the corporation’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to us; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the corporation from being able to transport its products; the occurrence of a protracted operational outage, a major safety

64   Management Proxy Circular 2023   Suncor Energy Inc.

or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the corporation’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the corporation’s facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the corporation’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the corporation has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the corporation may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail in Suncor’s AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor’s audited consolidated financial statements for the year ended December 31, 2022 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the corporation’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. The forward-looking statements contained in this management proxy circular and the schedules hereto are made as of the date hereof. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
Financial information in this management proxy circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2022 and the MD&A, which are included in our 2022 Annual Report. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted. Certain financial measures and ratios in this management proxy circular – namely ROCE, AFFO and total direct compensation as a percentage of AFFO – are not prescribed by Canadian GAAP. ROCE, free funds flow and AFFO are defined and reconciled, as applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A dated March 6, 2023 on file with Canadian securities commissions at www.sedar.com and the Form 40 F on file with the SEC at www.sec.gov. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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SCHEDULE A: SHAREHOLDER PROPOSAL NO. 1
The following shareholder proposal was submitted by Investors for Paris Compliance for consideration at the meeting. This proposal and its supporting statement represent the views of the shareholder submitting them. Suncor is required by applicable law to set forth the shareholder proposal and the related supporting statement in its management proxy circular.
For the reasons set forth below in the “Board and Management Statement”, the Board and management recommend that shareholders vote AGAINST this proposal.
Shareholder Proposal and Supporting Statement
Proposed Resolution
Resolved:
Shareholders request that Suncor produce a report, at reasonable cost and omitting proprietary information, outlining how its capital expenditure plans align with its 2030 emissions reductions target and its 2050 net zero pledge.
Supporting Statement
Suncor has a 2030 emissions reduction target of 10 Mt CO2e and a 2050 net zero target.
Suncor indicates it is committing 10% of its annual capital budget over the medium term to “investments that advance our low-carbon energy offerings.”1 Suncor does not provide a rationale for this level of investment and how it aligns with its targets nor disclose specific planned investments and associated emissions reductions.
Similarly, Suncor does not disclose emissions expectations associated with the other 90% of its planned capital budget and whether these investments take the company further from its climate targets. Note that there is no baseline established for Suncor’s 2030 target, nor are Scope 3 emissions included in it, meaning that the vast majority of Suncor’s capital expenditures may contribute towards emissions expansion.
The International Energy Agency projects a three-quarters decline in oil demand in its net zero scenario2 and Canada’s Energy Regulator predicts oil production in Canada will peak shortly after 20303. These reductions are part of the net zero transition that is an existential threat to unprepared oil companies and is particularly acute for Suncor and other oil sands producers producing a higher cost4 and higher emitting5 source of oil than most competitors.
Considering this threat, it is critical that investors are given more clarity on how Suncor’s capital expenditure plans align with its 2030 emissions reductions target and its 2050 net zero pledge Suncor’s climate plans rely heavily on carbon capture utilization and storage (CCUS) for meeting its climate goals. Yet the company does not disclose spending plans for CCUS, including overall cost and projections of cost-per-barrel over the medium and long term.
Climate Action 100+, a global investor initiative representing US$68 trillion in assets under management, found in its October 2022 Assessment that Suncor “does not meet any criteria” for capital alignment, medium term targets or decarbonization strategy.”6
To address investor uncertainty and to manage business risk, we urge shareholders to vote FOR this proposal.

1 Need footnote for this
2 https://www.iea.org/reports/world-energy-outlook-2022
3 https://www.cer-rec.gc.ca/en/data-analysis/canada-energy-future/2021/
4 https://www.rogtecmagazine.com/rystad-energy-as-falling-costs-make-new-oil-cheaper-to-produce-climatepolicies-may-fail-unless-they-target-demand/
5 http://oci.carnegieendowment.org/#total-emissions
6 https://www.climateaction100.org/company/suncor-energy-inc/
Board and Management Statement
Suncor’s Board and management recommend voting AGAINST this proposal for the following reasons:
1.
We believe Suncor’s existing reports should be used to disclose our plans;

2.
We engage experts to define decision useful climate disclosure for our shareholders;

3.
We committed to a near term target in 2021 of 10% of our capital allocated to:

a.
A portfolio of base business decarbonization projects, including Pathways Alliance; and

b.
A portfolio of energy expansion projects to reduce emissions in our value chain.

4.
We aligned senior leader compensation with our plans and targets and will steward our progress against vesting criteria for climate related equity compensation in our annual proxy and in our Climate Report; and

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5.
We disclose details on our plans as projects progress from concept to final decision.

Suncor uses our existing climate report, sustainability report, annual report, and other regulatory filings to disclose information about our climate strategy and believes this is consistent with global best practices.
Suncor currently produces an annual Climate Report intended to highlight relevant progress towards our corporate emissions reduction targets and provide details of our climate strategy. This includes the 2030 greenhouse gas (GHG) target to reduce emissions by 10 Mt across the value chain and our objective to be a net zero company by 2050.
Beginning with our support for a shareholder resolution in 2016, Suncor began producing a dedicated climate report in 2017. The content of that report has evolved as our strategy has evolved. This includes becoming the first North American energy company to endorse the Task Force on Climate-related Financial Disclosures (TCFD) in 2018, along with the production, disclosure, and discussion of our 2 degree or lower scenario in 2020. The 2021 Climate Report was used to advance understanding of Suncor’s recently announced 10 Mt emissions reductions target across the value chain by 2030 and our net zero by 2050 target along with enhancing Suncor’s disclosure of our Scope 3 emissions. Last years report also included our near-term capital allocation targets to implement those plans.
Our climate report will continue to provide additional insights into our decarbonization and energy expansion targets, projects, performance, and capital allocation plans as they progress. Suncor’s climate strategy is deeply interwoven with our corporate strategy, and therefore our objective, consistent with global trends, is it to further integrate this information into our corporate disclosure materials rather than use our resources to produce another separate report on these subjects.
To refine our disclosure, promote transparency and encourage investment, Suncor willingly and routinely engages in discussion with experts including investor groups, financial institutions, and standard-setting bodies.
Suncor believes in ongoing engagement and collaboration with our strategic partners to progress towards common goals. We have been proactive in this engagement through management and Board interactions with Climate Action 100+ (CA100+), stakeholder forums convened by Ceres, consultation with global standard-setting bodies, and regular sustainability specific engagements with our partner financial institutions. This open communication is ongoing with numerous investors, including CA100+, on improving disclosure and climate related performance. Senior leaders routinely meet with financial institutions to discuss issues and receive feedback so Suncor can enhance our disclosure to meet stakeholder needs. Suncor is supportive of the Glasgow Financial Alliance for Net Zero (GFANZ) and actively engages with members of the sector-specific alliances to discuss issues and provide feedback to support their commitments and goals. Our expertise is sought to describe how we manage climate-related risks and opportunities, and we work to promote collaborative learning with our stakeholders on carbon-reduction initiatives and performance.
As an example of our desire to continue to lead in the disclosure necessary to advance climate action, Suncor was an active participant and one of the “Canadian Champions” that encouraged the International Sustainability Standards Board (ISSB) to establish a location in Canada. Our successful efforts to establish this branch will support the integration of the unique elements of the Canadian energy sector into global leading financial disclosures to better align with the transition to net zero. Helping to frame a universal baseline of sustainability related disclosure standards provides management, stakeholders, and investors with consistent information regarding sustainability related risks and opportunities to enable informed decision making.
Suncor continues to progress its plans, projects, and capital allocation to deliver on our corporate strategy, including our climate targets.
In 2021, Suncor committed to allocating approximately 10% of our annual capital budget over the medium term (2022-2025) to investments that advance our low-carbon energy offerings. This short-term objective is to progress work and build a robust foundational project portfolio to achieve our GHG corporate targets. This figure is approximately 25% of Suncor’s economic capital spend. Subsequent objectives and capital allocation priorities will be set as our portfolio evolves and progresses in pursuit of our objectives.
Reducing greenhouse gas emissions through base business decarbonization is a significant component of our business strategy and our long-term vision.
There is no single path to achieving net zero. Achieving net zero by decarbonizing our base business will require multiple avenues that include: deployment of existing technologies, advancing process improvements, and developing new technologies.
Suncor is pursuing all three avenues and is progressing a robust portfolio of opportunities across the organization. Deployment of existing technologies includes cogeneration at Base Plant and the commercial evaluation of carbon capture and storage (CCS) projects across all Suncor assets, many directly linked to our contributions to the Pathways Alliance (see below). Suncor is
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examining numerous project improvements at operated sites related to process fuel switching and energy efficiency upgrades. A focus on technology development over the past several years has generated a sizable portfolio of additional opportunities across our oil sands mining, in situ and upgrading operations, offshore production, and refining and marketing operations, including solvent technologies and heat recovery techniques.
Achieving an ambitious oil sands net zero plan will require close collaboration amongst industry, federal and provincial governments, Indigenous communities, and stakeholders.
Launched in 2021, the Pathways Alliance consists of Canada’s largest oil sands producers who operate facilities representing 95% of Canada’s oil sands production. Suncor, along with Canadian Natural Resources Limited, Cenovus Energy Inc., ConocoPhillips Canada Resources Corp., Imperial Oil Resources Limited, and MEG Energy Corp., set a global precedent of how peer companies can come together around the mutually desired goal of net zero emissions from operations by 2050. The formation of this industry initiative signifies a new level of corporate collaboration to share ideas, technologies, risks, and costs to address climate change and position Canada as a leader in producing cleaner secure energy. The collective size, access to resources, and ability to influence change by the Pathways Alliance is enabling progress towards ambitious emission reduction goals.
Announced in October 2022, the Pathways Alliance publicly committed to invest ~$24.1 billion to achieve 22 million tonnes of emission reductions by 2030 from oil sands operations. As of January 2023, the Pathways Alliance has entered into a Carbon Sequestration Evaluation Agreement with the Government of Alberta enabling the Pathways Alliance to commence detailed geological and reservoir evaluations in support of its foundational projects, including a carbon capture and storage network and CO2 pipeline which will have the capacity to gather captured CO2 from more than 20 oil sands facilities and transport it ~400 km to a hub in the Cold Lake area of Alberta for underground storage.
Hundreds of engineers and technical subject matter experts from member companies are currently advancing engineering and environmental work for project regulatory applications, refining carbon capture technology, and engaging Indigenous and local communities along the proposed pipeline route. Suncor will continue to provide and update disclosures about our contributions to this important initiative for the sector.
Suncor continues to make targeted investments in expanding our portfolio of projects in low-emissions businesses.
These investments include developing renewable fuel technologies and supporting the future expansions of Enerkem, LanzaTech, LanzaJet, and advanced generation waste-based feedstocks. In March 2021, Suncor invested in Svante Inc., which is developing a post combustion CO2 capture technology for industrial emissions. Svante’s technology separates and captures CO2 from combustion gas products and concentrates it for industrial use or permanent storage. In May 2021, Suncor announced a partnership with ATCO Ltd. to study the economic feasibility of a 300,000 tonnes per year blue hydrogen plant near our Edmonton refinery that has the potential to add value and reduce emissions by more than 2 Mt per year. Suncor was also the first company to install a coast-to-coast high-speed electric vehicle (EV) charging network across Canada. The Petro Canada brand is committed to EV charging stations expansion, fleet solutions, and to expanding the product and service offering to support customers as they move toward a low carbon energy future.
Executive compensation plans are a principal component of board oversight and are closely tied to our strategy execution and business and sustainability performance.
Our discussions with Ceres and CA100+ led to recommendations for Suncor to tie executive compensation to climate objectives, which we implemented. Starting in 2022, we strengthened the link between the compensation of our executives and Suncor’s sustainability performance; we introduced a component of executive compensation that will be directly determined by progress relative to the company’s climate initiatives (a Climate Performance Share Unit – CPSU). Vesting of the initial award will be based on progress from 2022 through 2024 toward our 2030 goal to reduce annual GHG emissions by 10 Mt across our value chain. Performance metrics for the initial award are focused on deploying capital towards a portfolio of projects that will collectively achieve a 10Mt reduction in GHG emissions by 2030. In 2022, the CPSU was a measure of three separate metrics within two categories: GHG Portfolio Health and GHG Capital Allocation. Looking ahead to 2023, the CPSUs metrics will also measure achieved reductions at the end of 2025 when cogeneration at Base Plant is expected to come online.
Portfolio management is foundational to achieving long term emission reductions
Early-stage investment is on-going within Suncor and the Pathways Alliance on emissions reduction opportunities. This includes investing in feasibility studies, environmental assessments, and early engineering work. Plans and assessments continue and will inform final investment decisions. Once projects are sanctioned, investment will increase by an order of magnitude for procurement of materials and services followed by the largest portion of investment during multi-year construction periods.
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Within the current Suncor portfolio, combining process improvement advancements and technology development opportunities has the potential to match emissions reductions offered by CCS. It is imperative to keep identifying and progressing new opportunities and innovative ideas to build a resilient and robust portfolio to allow for projects to progress to a final investment decision, construction and ultimately operation. Strategic assessment and analysis of opportunities and new technologies allow for systematic de-risking, screening for feasibility, assessment for compatibility with corporate objectives and capital allocation. A steadfast and unwavering focus on portfolio management is key to ensure successful project de-risking and project replenishment to ensure long term emissions reduction targets are achieved.
Recommendation
Given Suncor’s history as a sustainability leader, the focus on portfolio management, planned disclosure in existing reports, and the integration of climate strategy with corporate strategy, it would be unnecessary and a poor allocation of resources to produce another separate report outlining capital expenditure plans on this dynamic topic. Suncor will continue to collaborate with stakeholders and incorporate feedback from our investors on the most important and relevant information about the plans to deliver on our strategy. Our objective is to align climate information and final investment decisions with our corporate disclosures through integrated and consolidated reporting.
Therefore, the Board and management recommend shareholders vote AGAINST this proposal.
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SCHEDULE B: NAMED EXECUTIVE OFFICERS’ OUTSTANDING OPTION-BASED AWARDS AND GRANT DATE FAIR VALUES FOR SHARE-BASED AWARDS
The following table provides details of options held by the NEOs as at December 31, 2022. Details of options granted to NEOs subsequent to December 31, 2022 are included in the “Compensation Discussion and Analysis” section of the management proxy circular.
		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised “in-the-money” options(3) ($)
K.P. SMITH Interim President & CEO	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	2 930 200
	Feb. 20, 2017	220 000	42.03	Feb. 20, 2024	202 400

	Feb. 22, 2018	205 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	212 600	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	138 889	39.08	Feb. 18, 2027	537 500

	Feb. 16, 2021	139 406	22.63	Feb. 16, 2028	2 832 730

	Feb. 11, 2022	78 040	36.76	Feb. 11, 2029	483 068

	Aug. 16, 2022	57 604	40.14	Aug. 16, 2029	161 867
A. COWAN Chief Financial Officer	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	2 930 200
	Feb. 20, 2017	220 000	42.03	Feb. 20, 2024	202 400

	Feb. 22, 2018	210 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	217 800	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	138 889	39.08	Feb. 18, 2027	537 500

	Feb. 16, 2021	139 406	22.63	Feb. 16, 2028	2 832 730

	Feb. 11, 2022	79 409	36.76	Feb. 11, 2029	491 542
B.Y. FRANCOEUR Executive Vice President, Business & Operations Services	Feb. 20, 2017	107 600	42.03	Feb. 20, 2024	98 992
	Feb. 22, 2018	115 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	129 600	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	92 593	39.08	Feb. 18, 2027	358 335

	Feb. 16, 2021	99 908	22.63	Feb. 16, 2028	2 030 131

	Jun. 28, 2021	9 387	30.40	Jun. 28, 2028	117 807

	Feb. 11, 2022	64 349	36.76	Feb. 11, 2029	398 320
A. STROM Chief Sustainability Officer(4)	Feb. 20, 2017	38 000	42.03	Feb. 20, 2024	34 960
	Feb. 22, 2018	36 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	114 100	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	92 593	39.08	Feb. 18, 2027	358 335

	Feb. 16, 2021	92 937	22.63	Feb. 11, 2028	1 888 480

	Feb. 11, 2022	57 503	36.76	Feb. 11, 2029	355 944
P.D. ZEBEDEE Executive Vice President, Mining & Upgrading	May 19, 2022	43 364	47.63	May 18, 2029	—
M. S. Little(5) Former President and Chief Executive Officer	Feb. 20, 2017	265 000	42.03	Feb. 20, 2024	243 800
	Dec. 11, 2017	35 600	43.99	Dec. 11, 2024	—

	Feb. 22, 2018	375 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	538 700	43.01	Feb 15, 2026	—

	Feb. 18, 2020	414 231	39.08	Feb 18, 2027	1 603 074

	Feb. 16, 2021	418 216	22.63	Feb 16, 2028	8 498 149

	Feb. 11, 2022	246 441	36.76	Feb. 11, 2029	1 525 470

(1)
Refers to options granted under the SOP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP.

(3)
Value reported reflects the “in-the-money” amount between the closing price on the TSX of a common share on December 31, 2022 ($42.95) and the exercise price of the options held at December 31, 2022.

(4)
Ms. Strom also held the role of General Counsel until February 1, 2023.

(5)
Mr. Little ceased to be President & CEO effective July 8, 2022.

B-1   Management Proxy Circular 2023   Suncor Energy Inc.

Grant Date Fair Values for Share-Based Awards
The following table provides the grant date fair values for share-based awards granted to NEOs in 2020, 2021 and 2022.
Name	Year	PSUs ($)	RSUs ($)	DSUs ($)
K.P. SMITH Interim President & CEO	2022	38.27(1)	38.27(1)	—
	2021	22.63	22.63	—

	2020	39.08	39.08	—
A. COWAN Chief Financial Officer	2022	36.76	36.76	—
	2021	22.63	22.63	—

	2020	39.08	39.08	—
B.Y. FRANCOEUR Executive Vice President, Business & Operations Services	2022	36.76	36.76	—
	2021	23.36(2)	23.36(2)	—

	2020	39.08	39.08	—
A. STROM Chief Sustainability Officer(3)	2022	36.76	36.76	—
	2021	22.63	22.63	—

	2020	39.08	39.08	—
P.D. ZEBEDEE Executive Vice President, Mining & Upgrading	2022	47.63	47.63	—
	2021	n/a	n/a	n/a

	2020	n/a	n/a	n/a
M.S. LITTLE Former President & Chief Executive Officer	2022	36.76	36.76	—
	2021	22.63	22.63	—

	2020	39.08	39.08	—

(1)
The RSU and PSU price reflects the weighted average grant fair value for Mr. Smith’s annual grant effective February 11, 2022 and the grant made August 16, 2022 in connection with his appointment as Interim President & CEO.

(2)
The RSU and PSU price reflects the weighted average grant fair value for Mr. Francoeur’s annual grant effective February 16, 2021 and the grant made June 28, 2021 in connection with his appointment as Executive Vice President, Business & Operations Services.

(3)
Ms. Strom also held the role of General Counsel until February 1, 2023.

Management Proxy Circular 2023   Suncor Energy Inc.   B-2

CORPORATE GOVERNANCE SUMMARY
SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

Throughout this summary, there are references to information available on the Suncor Energy Inc. (“Suncor” or the “corporation”) website. All such information is available at www.suncor.com under the “Who We Are – Governance” tab. In addition, shareholders may request printed copies of these materials by contacting Suncor at the address on the back of the management proxy circular to which this schedule is attached (the Circular), by calling 1-800-558-9071 or by email request to invest@suncor.com.

Suncor’s board of directors (Board) and management are committed to best practices in corporate governance. Suncor has a comprehensive corporate governance program which follows best practices and is in compliance with all applicable rules and regulations.
Board of Directors – Composition and Independence
The cornerstone of Suncor’s governance system is its Board, whose duty is to supervise the management of Suncor’s business and affairs. The composition of the Board and its independence are important elements of this system. Richard M. Kruger, Suncor’s President and Chief Executive Officer (CEO), is the only member of the Board who is not independent. Following the 2023 annual general meeting (the Annual Meeting) and assuming that all nominees for director are elected as contemplated in the Circular, 12 of 13 members (92%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 8 of the Circular.
Suncor’s independent directors meet in camera at each Board and committee meeting without Mr. Kruger or any other member of management present. The Board sessions are presided over by Michael M. Wilson, Suncor’s independent Board chair. The committee sessions are presided over by the independent chairs of the respective committees. The applicable chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.
The Board has approved written position descriptions for the Board chair and Board committee chairs, which are available on Suncor’s website.
The position description for the Board chair is also set out in Schedule D. These position descriptions supplement the Terms of Reference, as described below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are presented by the Governance Committee to the full Board.
On an annual basis, the Governance Committee reviews and assesses the independence of Board members in accordance with criteria the Governance Committee has adopted for this purpose. The Board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor’s independence criteria, which are set out in Schedule E, are consistent with the Canadian Requirements and the SEC Requirements.
In applying the independence criteria, the Governance Committee reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member, or as a partner, shareholder or officer of another organization that has a relationship with Suncor. The Governance Committee

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determines in each case whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgement.
Some members of the Board are involved with companies with which Suncor has business relationships. The Governance Committee has reviewed each of these relationships against the independence criteria and has determined that none of these relationships impair the independence of the individual directors: (i) as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor; (ii) any business relationship with Suncor is not material to Suncor or the other company; and (iii) they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.
The Board’s conflict of interest policy precludes these directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should they be considered by the Board (see “Conflicts of Interest and Related Party Transactions”).
Other Public Company Board Memberships. While Suncor does not limit the number of public company boards on which a director may serve, the Terms of Reference provide that each director should ensure that he or she is able to devote sufficient time and energy to carry out his or her duties effectively. Suncor’s CEO can only join the board of another public company with the consent of the Board.
Some of Suncor’s directors sit on the boards of other public companies, the particulars of which are set out on pages 8 to 14 of the Circular. None of Suncor’s directors are “overboarded” as currently defined by the guidelines established by either Institutional Shareholder Services, Inc. or Glass, Lewis & Co. In addition, none of Suncor’s directors currently have a board interlock, which occurs when two or more Suncor directors serve together on the board of another public company. Suncor does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership.
Nomination of Directors and Selection Process
The Governance Committee conducts the selection process for new nominees to the Board pursuant to its policy on the selection process for new Board members (the Selection Process Policy). Directors are chosen for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge, and business acumen. The Governance Committee has emphasized the Board’s commitment to having a diverse Board comprised of individuals having a diversity of backgrounds, experience, and skill sets. The inclusion of an appropriate number of female directors and the identification of female candidates is also a key search criterion in the director selection and nomination process as per the terms of the Board diversity policy (the Diversity Policy). In addition, for over 20 years, the Board has determined that it was critical to ensure at least one Board member was Indigenous. See “Inclusion and Diversity” for a discussion of the Diversity Policy and how the Board incorporates diversity into the Board selection process.
Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including (i) maintaining and updating an inventory of capabilities, competencies, skills, qualities, and attributes of current Board members and of the Board as a whole; (ii) identifying capabilities, competencies, skills, qualities, and attributes desired to be added to the Board, taking pending retirements and the Board’s current needs and priorities into account; and (iii) working with an external recruitment firm to ensure a robust recruitment process is followed for each new Board member. The role of the CEO in that process is limited and appropriate. The Board has determined that the skills and experience of the Board currently map well to Suncor’s business strategy.

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CORPORATE GOVERNANCE SUMMARY
The following table lists the experience and skills of the non-executive directors standing for election at the Annual Meeting, together with their retirement dates in accordance with Suncor’s Retirement and Change of Circumstance Policy (the Retirement Policy), assuming an annual meeting in early May of their retirement year, based on their ages. Below the table is a description of each skill and experience.

Retirement Year[1]	Name[2]	Skills and Experience														
		Energy	Mining	CEO Experience	Finance	Operations	Technology and Innovation	Public Policy / Government Relations	Strategy and Economics	Human Resources and Compensation	EHS	Social Performance	Governance	Risk Management	Global Experience	Capital Markets
2024	Dennis M. Houston	•				•			•		•	•	•	•	•	
	Michael M. Wilson			•	•	•			•	•			•			•
2026	Patricia M. Bedient				•		•		•	•	•	•	•	•		•
2028	M. Jacqueline Sheppard	•			•			•	•	•	•	•	•	•	•	•
2030	Ian Ashby		•			•	•		•		•			•	•	•
2032	Christopher Seasons	•				•	•	•	•	•	•	•		•		•
2035	Russell Girling	•		•	•	•	•	•	•	•	•	•	•	•	•	•
	Lorraine Mitchelmore	•	•			•	•	•	•	•	•	•	•	•	•	•
2036	Daniel Romasko	•			•	•	•		•	•	•		•	•	•	•
2038	Brian MacDonald	•		•	•	•	•		•		•		•	•	•	•
2041	Eira M. Thomas		•	•	•	•	•	•	•	•	•	•	•		•	
2046	Jean Paul (JP) Gladu	•	•					•	•	•	•	•	•	•

(1)
Dates are in accordance with Suncor’s Retirement Policy and indicate the year in which the director must retire, absent exceptional circumstances. See “Board Renewal and Tenure”.

(2)
Mr. Kruger, the only director nominee who is also an executive officer of Suncor, has competencies in the following areas: energy, mining, CEO experience, finance, operations, technology and innovation, public policy/government relations, strategy and economics, human resources and compensation, EHS, social performance, governance, risk management, global experience and capital markets.

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The above inventory is assessed as required to identify any experience and skills to be added to the Board in light of the Board’s current needs and priorities. The Governance Committee uses this assessment of skills and experience as a key input for identifying selection criteria describing the skills, experiences, qualifications, diversity (gender, members of visible minorities, Indigenous status, age, persons with disabilities, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and, other diversity attributes) and personal qualities desired in potential new Board members.
The Governance Committee identifies candidates from a number of sources and, in all cases, utilizes the services of a third-party executive search firm. When a vacancy occurs or is pending, the Governance Committee, with the assistance of an executive search firm, identifies a short list of potential candidates to pursue further. In addition to the factors listed above, the Governance Committee considers whether each candidate can devote sufficient time and resources to his or her duties as a Board member. The identification of diverse candidates is also a key search criterion in the director selection and nomination process, and where it deems appropriate the Governance Committee may recommend that a search be focused on candidates who have certain diverse characteristics in addition to other relevant and needed skills and experience. For example, in 2020 the Governance Committee sought out an Indigenous director to replace Mel Benson to ensure Suncor continued to have an Indigenous perspective on its Board, resulting in the selection of JP Gladu who has brought an extensive range of skills and experience including experience as an Indigenous community and business leader.
The Governance Committee engages an executive search firm or other third-party expert to assist in carrying out its duties and must retain such parties to complete reference and background checks on Board candidates. Pursuant to Board policies, the Governance Committee is required to maintain an evergreen list, updated as needed, of potential Board candidates for planned and unplanned vacancies.
Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Governance Committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.
For additional details regarding director nomination rights granted to Elliott, please see “Business of the Meeting – Election of Directors – Settlement Agreement.”
Inclusion and Diversity
Board of Directors. A fundamental belief of Suncor’s Board is that a board comprised of women and men representing diverse points of view can add greater value than a board comprised solely of directors with similar backgrounds. The Board aims to be composed of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. This belief in diversity has been confirmed in the Diversity Policy adopted by the Board. The Diversity Policy provides that the Board should include individuals from diverse backgrounds, having regard to gender, members of visible minorities, Indigenous status, age, persons with disabilities, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background, and other diverse attributes. In particular, the Board believes there should be an appropriate number of female directors and aspires to maintain a Board in which each gender represents at least 30% of the members of the Board. Accordingly, consideration of whether the diverse attributes highlighted in the Diversity Policy are sufficiently represented on the Board is an important component of the selection process for new members of Suncor’s Board.
The Board has ensured that the Diversity Policy will be effectively implemented by embedding it into its Selection Process Policy. The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy, including the number of women on the Board. The Governance Committee has emphasized the Board’s commitment to the recruitment of women in recent years by making the identification of female candidates a key priority in the director selection and nomination processes it has undertaken. The Diversity Policy requires that it is reviewed annually to assess its effectiveness in promoting a diverse Board. The Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection and nomination process through the Evaluation Process (as defined herein); see “Annual Evaluation Process” under the heading “Board Tenure and Renewal”.
Through the Diversity Policy, the Board has established a measurable gender diversity target of 30% for each of the male and female genders. The Board is proud that, with 31% women currently on the Board, it exceeds the target in the Diversity Policy as well as the aspirational objective of the 30% Club Canada. Further, following the Annual Meeting and assuming that all nominees for director are elected as contemplated in the Circular, four of thirteen directors (31%) on the Board will be women. One of the thirteen director

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CORPORATE GOVERNANCE SUMMARY
nominees (8%) is Indigenous. There are no director nominees who have identified as members of a visible minority, having a disability, or as 2SLGBTQ+. The Board has not established a target regarding the number of visible minorities, persons with disabilities, persons with Indigenous status or as 2SLGBTQ+ persons on the Board. However, for more than
20 years, the Suncor Board has included an Indigenous Board member. The Board has determined that, at this time, additional targets would not be the most effective way of ensuring the Board is composed of individuals with diverse attributes and backgrounds and believes its current make up reflects the principles of diversity set out in the Diversity Policy.

The graphs below show the breakdown of the directors standing for election at the 2023 meeting by gender and age.

Suncor Management. Suncor’s goal is to create a work environment that provides everyone – all genders, Indigenous people, members of the 2SLGBTQ+ community, and visible minorities – with the opportunity to meaningfully contribute to the organization’s performance and social responsibilities while feeling safe, valued, and respected. This reflects a strongly held belief that organizational performance is enhanced, and social responsibilities are achieved, through a culture grounded in inclusion and trust and a diverse employee base.
Following the disruptions of the pandemic over the past few years, Suncor stepped into 2022 with a reenergized commitment to activating the culture to which we aspire. Our safety and operational discipline priorities require strong integration of trust, inclusion, and diversity. This led us to broadening existing Inclusion and Diversity governance to include culture and the formation of the Culture, Inclusion and Diversity Council. With this expansion in mandate, our focus on the inclusion and diversity strategy and its five strategic pillars remained strong. We continued to progress building inclusive leadership skills as a core competency for all leaders; fostering awareness, understanding and skill development; enabling grassroots employee involvement; mitigating systemic bias in people processes; and collaborating with industry and community to foster inclusion and reduce employment barriers.
Suncor does not set representation targets in executive officer or senior leadership positions; rather, it seeks to increase representation at all levels of leadership through barrier-free processes to identify potential candidates and enable their development. Suncor weighs a number of factors: the skills and experience required in roles, the skills, experience, and attributes of prospective candidates, and the representation of women, Indigenous people, visible minorities, persons with disabilities and 2SLGBTQ+ persons in senior leadership roles.
Currently, three out of eight members (37%) of Suncor’s executive leadership team, which is comprised of executive officers, are women and 15 of 56 (27%) of Suncor’s senior leaders are women. There are two (4%) senior leaders who are Indigenous, three (5%) senior leaders who are members of a visible minority, and one (2%) senior leader identified as persons with a disability.(1) There are no members of the executive leadership team who are Indigenous or members of a visible minority or who identify as having a disability.
As part of our commitment to creating an inclusive environment for all gender identities and as outward support of people’s diverse gender identities and expressions, enhancements were made to our diversity self-identification form to include gender identity and pronouns. Further to that, on National Coming Out Day, Suncor introduced the Gender Transition Guidebook to help equip employees and leaders to support employees who are transitioning.
2022 was the first year Suncor walked in the Calgary Pride Parade, and many Suncor employees and their families proudly joined. We support the community through events, programs and initiatives.

(1)
Data on the representation of Indigenous people, visible minorities, persons with disabilities and 2SLGBTQ+ persons is captured through voluntary self-identification.

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Employee involvement in inclusion and diversity continued to grow, with a 9% increase in volunteer network membership, and the addition of two new employee inclusion networks – “Mosaic” for Black employees and “enAble” for employees with disabilities. Engaging and informative events included Black History Month, Indigenous Awareness Week, The History of Women’s Rights, Transgender Awareness, Diversity Data Transparency and many more. Our Inclusion Starts With Me web-based training continues to be available to all employees, enhancing inclusion awareness, building understanding of inclusive behaviours, and encouraging allyship.
Indigenous workforce development and Inclusion remain key to Suncor’s Journey of Reconciliation. This year Suncor’s executive leadership team joined Phil Fontaine, former National Chief of the Assembly of First Nations and recognized Indigenous Canadian leader, in a fireside chat as part of Suncor’s National Day for Truth and Reconciliation. This event, attended by 4500 employees, was an opportunity to engage in a conversation about advancing the Journey of Reconciliation. Further, in partnership with Journeys, Suncor’s Indigenous Employee Network, the organization delivered a learning event on the history of the residential school experience, with an emphasis on sharing through storytelling. With the ongoing integration of Syncrude into Suncor’s portfolio of assets, the opportunity for Suncor to learn from and leverage Syncrude’s experience and success in leading practices in Indigenous employment is being fully embraced.
Board Tenure and Renewal
The Board’s goal is to be made up of members who have a range of perspectives, insights and views in relation to issues affecting Suncor. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below.
The Board has not adopted term limits for directors as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board’s membership.
The tenure of directors standing for election at the 2023 meeting can be summarized as follows, with the average director tenure being 4.2 years:

DIRECTOR TENURE

8%
23%
69%
Less than 5 Years
5 to 10 Years
10 Years and Over

Retirement Policy. The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board chair, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension is subject to the approval of the Board. The CEO and other management directors, if any, are required to leave the Board when they cease to be employees of Suncor.
Annual Evaluation Process. Suncor’s Board Effectiveness Policy establishes an annual process (the Evaluation Process) whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board chair, committee chairs, and individual directors and to identify areas where effectiveness may be enhanced. The results of the Evaluation Process carried out in 2022 confirmed that all directors and committees, and the Board as a whole, effectively fulfilled their responsibilities.
The Evaluation Process involves the solicitation of input from individual directors through an annual survey presented in two parts: (i) an evaluation form that explores the directors’ views and solicits feedback on how well they believe the Board and its committees, including their chairs, are performing (the Board Effectiveness Survey); and (ii) a peer feedback survey (the Peer Survey) that explores the directors’ views and solicits feedback on their assessment of other directors’ performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills. Both surveys underwent a comprehensive review and update in 2022 to ensure the content is relevant, focused, and in line with governance best practices.
The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees is functioning as they should in accordance with their mandates. Consideration of the appropriateness of the Board’s size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2022. Information obtained from the answers to these questions

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CORPORATE GOVERNANCE SUMMARY
assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised.
Board Effectiveness Review
Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and Board chair. The Board chair works with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under “Peer Review” below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results and action items at the first meeting of the Board in each calendar year and reports on the progress made on the recommendations throughout the year. All materials distributed to the Governance Committee are made available for review by all directors.
Peer Review
The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Board and the Governance Committee. Individual directors receive their personal results.
The Board chair conducts one-on-one meetings with each director to discuss his or her peer review results and to receive input on governance, risk and strategy. The Board chair discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk, and strategy to be incorporated into the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.
Terms of Reference
The Board has adopted terms of reference (the Terms of Reference), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board annually. They include a general overview of the Board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. Matters included in the mandate range from specific matters, including those that by law must be exercised by the Board, such as the declaration of dividends, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business.
The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor’s business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule F.
The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee, the Governance Committee and the Human Resources and Compensation Committee (HR&CC). Each standing committee has a mandate, which it reviews annually and updates as appropriate. Pursuant to its Terms of Reference the Board may also create ad hoc committees to examine specific issues on behalf of the Board. In 2022, the Board established two ad hoc committees: a Retail Review Committee as further described under “Strategic Planning”, and a CEO Search Committee which is further described under “Succession Planning and Monitoring/Evaluating Senior Management”. Both committees were composed solely of independent directors.
Any proposal to amend the mandates of standing committees is reviewed by the Governance Committee for recommendation to the Board. In 2022 the HR&CC mandate was amended to remove the details of the Objectives section (which repeated many of the Functions and Responsibilities identified later in the mandate), and replace them with a broad statement of the Committee’s purpose, as well as to make minor housekeeping amendments.There were no material amendments to the other standing committee mandates in 2022.
The Governance Committee, with input from the Board chair, makes recommendations to the Board regarding committee appointments. In considering the appointment of members to Board committees, the Governance Committee and the Board endeavour to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee’s key roles.
Except where otherwise specified in the Terms of Reference, Suncor’s by-laws, or the relevant committee mandate, each committee has the power to determine its own rules of procedure. With limited exceptions, the committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.
The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.
The Board delegates day-to-day management of Suncor’s business to the CEO and other members of senior management. A management control process policy, adopted

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by the Board, defines and sets limits on the authority delegated by the Board.
The Board has developed and approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management’s relationship with the Board. A copy of the CEO position description is available on Suncor’s website.
The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to “Board Committees”, the Terms of Reference, and the mandates of the Board committees available on Suncor’s website.
Ethics. The Terms of Reference require the Board, through the CEO, to establish Suncor’s standards of conduct, including the corporation’s general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor’s written standards of business conduct (the Code) and compliance program (see Ethical Business Conduct), and through its assessment and evaluation of the performance of the CEO.
Strategic Planning. One of the Board’s major duties is to review, with management, Suncor’s purpose, objectives, and goals, and the strategies and plans for achieving them. The Board also monitors Suncor’s progress toward its strategic goals and plans, and revises Suncor’s direction where warranted.
The Board is continually updated on the human, technological and capital resources required to implement Suncor’s strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor in carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives and ensures that timely Board reviews of these initiatives occur throughout the year.
In 2022, in response to feedback from shareholders, Suncor undertook a comprehensive review and analysis of its retail business, under the direction of the Retail Review Committee with support from independent external advisors and management. The scope of the Retail Review Committee’s review was broad and included a robust analysis of the existing business, the value of Suncor’s integrated model, case studies from comparable peers and relevant transactions, studies of the future of retail in Canada and the potential for the retail business along with Petro-Canada’s optimization plans. The Retail Review Committee received independent advice from investment banking and legal advisors, and also considered other relevant stakeholders and feedback received from a broad range of Suncor stakeholders including investors. The Retail Review Committee carefully reviewed and considered all of the information received and evaluated the various alternatives available to maximize the long-term value of Suncor’s retail business. Following this review the Retail Review Committee unanimously determined, based on the conclusions of its review of the various alternatives available to maximize the long-term value of Suncor’s retail business, to retain and continue to optimize the retail and integrated refining and marketing business.
In addition to the Board’s ongoing stewardship over Suncor’s strategy, each year the Board holds a meeting devoted solely to corporate strategy. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness. The annual strategy meeting generally includes internal and external speakers to provide updates and perspectives on topical issues that could impact Suncor’s corporate strategy. Discussions also occur at regularly scheduled Board meetings throughout the year to update the corporate strategy and to discuss developments, opportunities and issues that arise during the year on an as-needed basis.
The Board is also responsible for ensuring Suncor has an effective strategic planning process. On an annual basis the Board reviews Suncor’s annual business plan (including Suncor’s annual capital budget) and in doing so endorses the strategies reflected in Suncor’s long-range plan.
The Governance Committee provides assistance to the Board by annually assessing Suncor’s planning and budgeting processes.
Stakeholder Communications. Suncor has a disclosure policy that establishes guidelines for Suncor’s communications with shareholders, investment analysts, other stakeholders, and the public generally. This policy sets out measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. The Code addresses Suncor’s obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees, and contract workers trading in Suncor shares and other securities to comply with applicable law.
Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer (CFO). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of financial reports by the CEO and CFO.
Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases,

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CORPORATE GOVERNANCE SUMMARY
Report on Sustainability, Climate Report, webcasts, external website, social media posts, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, which incorporate surveys of shareholders and analysts, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management’s discussion and analysis (MD&A), the management proxy circular, the annual information form/Form 40-F and news releases containing significant new financial information, among other items.
Shareholder Engagement. Suncor recognizes the importance of strong and consistent engagement with its shareholders. The Board is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders and that these systems are appropriately resourced.
Suncor maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to virtually attend Suncor’s annual meeting; other interested parties may also attend virtually. The annual meeting provides a valuable opportunity to hear directly from Suncor’s management about the results of Suncor’s business and operations, as well as its strategic plans. Members of the Board attend annual meetings and the Board chair and the chair of each Board committee are available to answer questions as appropriate. Registered shareholders and duly appointed proxyholders may participate and ask questions at the Annual Meeting (see “Meeting Participation, Voting and Proxies: Questions and Answers” on pages 3 to 6 of the Circular). In addition, senior management hold quarterly conference calls and webcasts with the investment community to review Suncor’s most recently released financial and operating results.
The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, Interested Parties) on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the Engagement Policy). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board’s supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board chair or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.
During 2022, the Board chair, certain directors and several members of the executive team communicated with various corporate governance stakeholders and shareholders to listen to their opinions. These meetings involved a dialogue on a number of topics, including: safety, operational performance and reliability, corporate strategy, executive leadership, corporate governance, sustainability strategy and disclosure, and operating results.
Risk Oversight. Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor’s Enterprise Risk Management Program (the ERM Program). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor’s business and management’s strategies to address risk.
The Board ensures there are systems in place to effectively identify, manage and monitor the principal risks of Suncor’s business, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor’s ability to meet or support its strategic objectives.
During 2022, the Board with the guidance of the EHS&SD Committee oversaw the development of extensive measures in response to recent fatalities in the contractor workforce at the company’s mining operations, as well as measures to address operational and reliability issues.
Each year the Board reviews Suncor’s principal risks. The Audit Committee annually reviews the governance of the ERM Program and ensures each principal risk has an executive sponsor and is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the vice president responsible for Suncor’s enterprise risk and internal audit function, who reports directly to the Audit Committee regarding enterprise risk management matters.

C-9   Management Proxy Circular 2023   Suncor Energy Inc.

The following table sets forth Suncor’s principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight, as well as highlighting the role of the Board and the Audit Committee in reviewing the principal risks.
Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC
Principal Risk Review	✓	✓

Commodity Price	✓	✓

Major Operational Incident (Safety, Environmental and Reliability)	✓			✓

Government/Regulatory Policy				✓

Carbon Risk	✓			✓

Market Access	✓

Digital and Cybersecurity	✓	✓

Strategic Agility	✓

Cumulative Impact and Pace of Change					✓

Tailings Management, Dam Integrity and Mine Closure				✓
Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, assessed, mitigated and monitored. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board’s risk oversight, and contributes to the Board’s understanding of the interrelationship of risks and any pre-existing conditions or vulnerabilities that could have a compounding impact on Suncor.
Digital and cybersecurity is ranked as a principal risk within the ERM program. Suncor has a comprehensive enterprise-wide cybersecurity program based on the industry recognized National Institute of Standards and Technology (NIST) Framework and our program is audited under this framework annually. Senior leadership briefs the Audit Committee on information security matters at least once a year, and all employees are required to take Suncor’s annual cybersecurity training.
Sustainability is embedded in Suncor’s purpose, as well as being a key strategic priority and focus area, which is reflected by the establishment in 2017 of a Chief Sustainability Officer. Environmental and social concerns are integrated into our existing principal risks and ERM Program.
For a detailed explanation of the significant risks applicable to Suncor and its businesses, see “Risk Factors” in Suncor’s
Annual Information Form dated March 6, 2023, filed under Suncor’s profile at www.sedar.com.
Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. While the Board remains active in this area, the HR&CC is specifically mandated to assist the Board by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization’s structure as they arise and the impact these changes have on executive roles.
The HR&CC annually reviews the succession planning process and results for executive leadership, and reports to the Board on these matters. As part of this process, the CEO, supported by the Chief People Officer, reviews candidates for the CEO and other executive leadership positions, with the HR&CC.
Following the July 7, 2022 resignation of Mark Little, the CEO succession plan was put into effect with the appointment of Kris Smith as Interim CEO and the commencement of a comprehensive, global search for the selection of a permanent CEO. This search was overseen by the CEO Search committee, with the support of an independent executive search firm. This search culminated in the February 21, 2023 announcement of Richard M. Kruger being appointed President and CEO effective April 3, 2023.
The Board also reviews Suncor’s processes for identifying successors for its vice presidents, employees who directly report to its vice presidents, and managers. Successors are identified using a formal process that rigorously assesses leadership potential across Suncor using specific criteria,

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CORPORATE GOVERNANCE SUMMARY
including employees’ performance, aspirations, engagement, agility, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see “Inclusion and Diversity”.
The Board encourages the CEO to expose the Board to Suncor’s executives and potential candidates, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor’s Excellence Awards, or when they visit Suncor’s facilities.
The HR&CC assists the Board in monitoring the CEO’s performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.
Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors (the Accountability Statement), which is available on Suncor’s website, identifies the key expectations placed on Board members. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors’ attendance records for meetings held in 2022 are set out on page C-14.
Directors are required to devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.
Internal Controls. The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor’s financial reporting, management information, internal controls of business processes and Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(2).
The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities and performance of the Internal Auditors. The appointment or termination of the vice president responsible for Internal Audit is approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and recommends appointees to the office of the CFO.
Board Committees
In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor’s Board committees. The complete text of the mandate of each Board committee is available on Suncor’s website.
Governance Committee. The Governance Committee assists the Board in two main areas: corporate governance and corporate strategy.
In its governance role, the Governance Committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The corporation’s legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.
The Governance Committee also reviews matters pertaining to Suncor’s values, beliefs and standards of ethical conduct and any principal risks that have been delegated to the committee for oversight, and assists the Board in its strategy role (see “Ethics” and “Strategic Planning”, under the heading “Terms of Reference”).
The Governance Committee reviews and reports to the Board on directors’ compensation. In consultation with the HR&CC and outside advisors, the Governance Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.
Audit Committee. The Audit Committee assists the Board in matters relating to Suncor’s external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management,

(2)
References throughout this Schedule to “Internal Audit” in relation to the Audit Committee do not include the operations integrity audit department.

C-11   Management Proxy Circular 2023   Suncor Energy Inc.

security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of Suncor’s business processes and the Internal Audit function (see “Internal Controls”, under the heading “Terms of Reference”).
The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.
The Audit Committee reviews with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor’s annual and quarterly financial statements, annual and quarterly MD&A and annual information form/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.
The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators. The Audit Committee reviews and approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment.
Suncor’s reserves data and report of the reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.
The Audit Committee reviews Suncor’s policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor’s registered pension plan. The Audit Committee oversees generally the Board’s risk management governance model (see “Risk Oversight”, under the heading “Terms of Reference”) and also reviews audits conducted of Suncor’s standards of business conduct compliance program (see “Ethical Business Conduct”).
Members of the Audit Committee are required to be financially literate. All of Suncor’s directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert”. The Board has determined Ms. Bedient and Mr. MacDonald to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an “audit committee financial expert”, are set out in the Terms of Reference.
For additional information about Suncor’s Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see “Audit Committee Information” in Suncor’s Annual Information Form dated March 6, 2023, filed at www.sedar.com.
Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management’s establishment and maintenance of appropriate EHS&SD policies, and monitoring the adequacy and effectiveness of Suncor’s Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management’s performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits.
Suncor’s annual Report on Sustainability and Climate Report, detailed public disclosure documents that report on Suncor’s EHS&SD progress, plans and performance objectives as well as disclosure on lobbying activities, are also reviewed by the EHS&SD Committee.
The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor’s physical assets, by monitoring the adequacy of Suncor’s internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development.
In 2022 the EHS&SD Committee assisted the Board in overseeing the corporation’s response to recent fatalities in the contractor workforce at the company’s mining operations and to operational and reliability issues. The Committee was regularly engaged in the oversight of the Corporation’s development of extensive safety and reliability improvement plans.
The EHS&SD Committee, pursuant to 2021 amendments to its mandate, also reviews and makes recommendations to the Board (and to the HR&CC for the purposes of executive incentive plans) regarding the safety and environment-related performance goals and to assess whether such goals have been met. In 2023 the EHS&SD Committee, in response to recent safety performance, made recommendations for adjustments to the executive and corporate incentive plans to further strengthen the safety incentives in those plans. Pursuant to these recommendations, the Annual Incentive Plan (AIP) was revised by (i) doubling the overall weighting on safety to 22.5%; and (ii) adding a new safety metric (SIFa)

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CORPORATE GOVERNANCE SUMMARY
that measures how well we prevent the most serious injuries. As well, on the recommendation of the the EHS&SD Committee Suncor, for the second year, carved out a portion of Long-Term Incentive (LTI) awards for Climate Performance Share Units (Climate PSUs). The Climate PSUs will vest based on progress towards our 2030 commitment to reduce annual greenhouse gas emissions by 10 megatonnes.
Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and individual goals, set annually by the Board in consultation with the HR&CC and the Board chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation. Updates to the mandate of the HR&CC were approved by the Board in 2022, including: consolidating the objective of the HR&CC to assisting the Board with oversight of executive compensation, succession planning, talent development, organizational change, incentive compensation plans and programs, and other matters as required; adding function and responsibility for overseeing executive compensation pay programs, policies, incentive compensation program design and operations, and compensation practices; clarifying the function and responsibility for review of recommendations by the CEO regarding the total compensation of all senior executives in a permanent role that report to the CEO; adding the function and responsibility for ensuring executive compensation related risks are understood and considered; adding annual review of successor planning process results related to executive roles to ensure timely and effective continuity of leadership for the corporation; and review and approval of pension and benefits under the additional considerations of accounting, tax and legal implications.
The HR&CC also reviews annually the CEO’s evaluation of the other senior executives within the organization and approves their total compensation. For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see “Compensation Discussion and Analysis” in the Circular. See also “Succession Planning and Monitoring/Evaluating Senior Management”, under the heading “Terms of Reference”.
In addition, the HR&CC oversees human capital management and reviews corporate plans and process for equity, inclusion and diversity.
Board and Committee Meetings
The Board chair, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for meetings of the Board and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors’ schedules. The Board holds at least five meetings per year, one of which is dedicated to strategy. If during the course of the year circumstances require Board or committee action or consideration, additional meetings are called.
The Board chair works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

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The following provides details about Board and committee meetings held during 2022 and the attendance of the directors at these meetings.
Board and Committees	Number of Meetings Held in 2022
Board	16

Audit Committee	7

EHS&SD Committee	4

Governance Committee	6

HR&CC	5

Number of Meetings and Number of Meetings Attended in 2022
Director	Board(1)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance
Ian R. Ashby(2)	4/5 (80%)	4/5	1/1	—	—	5/6 (83%)	9/11 (82%)

Patricia M. Bedient	16/16 (100%)	7/7 (Chair)	—	6/6	—	13/13 (100%)	29/29 (100%)

John D. Gass(3)	16/16 (100%)	—	—	6/6	5/5	11/11 (100%)	27/27 (100%)

Russell Girling(4)	16/16 (100%)	7/7	4/4	—	—	11/11 (100%)	27/27 (100%)

Jean Paul (JP) Gladu	16/16 (100%)	—	3/3	1/1	5/5	9/9 (100%)	25/25 (100%)

Dennis M. Houston	16/16 (100%)	—	4/4	—	5/5	9/9 (100%)	25/25 (100%)

Mark S. Little(5)(6)	9/10 (90%)	—	—	—	—	—	9/10 (90%)

Brian MacDonald(7)	16/16 (100%)	7/7	—	6/6 (Chair)	—	13/13 (100%)	29/29 (100%)

Maureen McCaw(8)	16/16 (100%)	7/7	4/4	—	—	11/11 (100%)	27/27 (100%)

Lorraine Mitchelmore(9)	16/16 (100%)	7/7	4/4 (Chair)	—	—	11/11 (100%)	27/27 (100%)

Christopher R. Seasons(2)	5/5 (100%)	—	1/1	—	2/2	3/3 (100%)	8/8 (100%)

M. Jacqueline Sheppard(2)	5/5 (100%)	—	—	1/1	2/2	3/3 (100%)	8/8 (100%)

Eira M. Thomas(10)	16/16 (100%)	—	—	6/6	5/5 (Chair)	11/11 (100%)	27/27 (100%)

Michael M. Wilson(5)	16/16 (100%)	—	—	—	—	—	16/16 (100%)

(1)
The Board meetings held on July 8, 2022 are counted as two meetings for the purpose of the foregoing table.

(2)
Messrs. Ashby and Seasons and Ms. Sheppard were appointed to the Board effective July 18, 2022.

(3)
Mr. Gass stepped down from the Board effective December 2, 2022.

(4)
Mr. Girling was appointed Chair of the Human HR&CC effective February 6, 2023.

(5)
Messrs. Little and Wilson are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Little attended certain committee meetings on a nonvoting basis at the invitation of the committees in his capacity as an officer of Suncor. In 2022, Mr. Wilson also, in his capacity as Board chair and on a non-voting basis, attended such meetings of the committees of the Board as he determined appropriate.

(6)
Mr. Little stepped down from the Board effective July 8, 2022.

(7)
Mr. MacDonald became Chair of the Governance Committee as of the November 15, 2022 meeting.

(8)
Ms. McCaw stepped down from the Board effective December 31, 2022.

(9)
Ms. Mitchelmore became Chair of the EHS&SD Committee as of the November 15, 2022 meeting.

(10)
Ms. Thomas was Chair of the HR&CC from November 14, 2022 until February 6, 2023, when Mr. Girling became Chair.

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CORPORATE GOVERNANCE SUMMARY
Orientation and Continuing Education
Each new member of the Board participates in a formal orientation program, and in 2022 three new directors were given this orientation: Ian Ashby, Chris Seasons and Jackie Sheppard. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor’s business and operations and a tour at the sites of some of Suncor’s principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor’s business.
A directors’ handbook, containing information about the Board and Suncor, including Suncor’s core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors’ portal.
Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor’s operations and the communities in which they are located.
The Governance Committee oversees the Board’s strategic education program. In conjunction with Board meetings management and from time to time external experts, present focused information to directors on topics pertinent to Suncor’s business, including: significant emerging risks or issues; changes to the legal, regulatory or industry environment; and opportunities presented by new technologies. In the annual Board Effectiveness survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for presentations from internal or external sources.
The Board’s Director Continuing Education Policy was updated in 2021 to enhance the robustness of the director education program and align with developing best practices, underscoring Suncor’s recognition of learning and education as key elements of continued board effectiveness. As reflected in the policy, Suncor encourages directors to engage in continued maintenance and upgrading of their skills and provides supports for directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board. Suncor also purchases memberships upon request for directors in either the Institute of Corporate Directors or the National Association of Corporate Directors to allow them to access additional educational opportunities offered by those organizations such as conferences, presentations and seminars.

During 2022, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below:
Date	Topic	Presented/Hosted By	Attended By
Q1	Re Energy Transition and oil market conditions and trends	Ed Crooks – Vice-Chair, Americas at Wood Mackenzie	Patricia Bedient John D. Gass Russ Girling JP Gladu Dennis Houston Brian MacDonald Maureen McCaw Lorraine Mitchelmore Eira Thomas Michael Wilson

	Corporate Directors Exchange	PwC	Patricia Bedient

	Board Governance Dialogue	Deloitte	Patricia Bedient

	How Audit Committees can Prepare for the Implications of Climate Risk	E&Y	Patricia Bedient

Q2	What Audit Committees need to Know for Q2 2022, presented by	E&Y	Patricia Bedient

	Digitization	NACD Northwest Chapter	Patricia Bedient

	Insights Into the Evolving World of ESG Reporting	NACD Northwest Chapter	Patricia Bedient

Q3	Governance Dialogue Fall Series	Deloitte	Patricia Bedient

	New Director Orientation	Suncor	Ian Ashby Chris Seasons Jackie Sheppard

Q4	National Corporate Directors Conference	NACD	Patricia Bedient
C-15   Management Proxy Circular 2023   Suncor Energy Inc.

Ethical Business Conduct
Sound, ethical business practices are fundamental to Suncor’s business. Suncor’s standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor’s directors, officers, employees and contract workers. The Code requires strict compliance with legal requirements and Suncor’s values. Topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, a respectful workplace, fair dealing in trade relations and accounting, reporting and business controls.
The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to complete a Code training course, read a summary of the Code, affirm that he or she understands the requirements of the Code and provide confirmation of compliance with the Code since their last affirmation, or confirmation that any instance of non-compliance has been discussed and resolved with the individual’s supervisor. The summary provided includes a message from the President & CEO emphasizing Suncor’s values and making it clear that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.
Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties Suncor does business with. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. It also reinforces our commitment to sustainable development and encourages our business associates to work with us to seek ways to reduce environmental impacts, support the communities in which we work and collectively achieve economic growth. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.
The Board exercises stewardship over the Code in several respects. Suncor’s Internal Auditors audit the compliance program at least once every three years and the vice president responsible for Internal Audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee. Further, the Board has appointed a Chief Compliance Officer who reviews Suncor’s Ethics and Compliance Programs and related matters with the Governance Committee on an annual basis.
Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor’s commitment to ethics and integrity, and addresses all related legal requirements and best practices. Any waivers of Code requirements for Suncor’s executive officers or members of the Board must be approved by the Board or appropriate committee thereof and disclosed. No such waivers were granted in 2022.
Suncor encourages employees to raise ethical concerns with Suncor management and Suncor’s legal, corporate security, human resources and Internal Audit departments, without fear of retaliation.
In addition, Suncor’s “Integrity Hotline” provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor’s internal investigations policy and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the vice president responsible for Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with the Chief Compliance Officer and legal counsel.
Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be necessary or beneficial. For example, certain employees directly involved with Suncor’s international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

Management Proxy Circular 2023   Suncor Energy Inc.   C-16

CORPORATE GOVERNANCE SUMMARY
Conflicts of Interest and Related Party Transactions
The Board has a policy relating to directors’ conflicts of interest, including related party transactions. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest(3), or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.
If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director’s duties as a member of the Board. In appropriate circumstances, the director’s resignation may be required.
The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the particular committee chair. The director’s conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.
The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.
This approach is consistent with the requirements of the Canada Business Corporations Act. In addition, the Corporate Governance Committee annually ascertains and reviews related party transactions in conjunction with making director independence determinations. As part of the Board’s independence analysis, directors complete questionnaires that include information regarding related party transactions and Suncor completes internal searches on payments to and from entities in which directors have a material interest. Review of any such payments is included in the Board’s independence assessment of directors. (see “Board of Directors – Composition and Independence”).
Compliance with NYSE Standards
Suncor’s corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements.
Except as disclosed below, Suncor’s corporate governance practices are in compliance with NYSE Standards in all significant respects.
•
Approval of Equity Compensation Plans. Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor’s equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See “Summary of Incentive Plans” on page 57 of the Circular.

•
Independence Standards. The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE’s Listed Company Manual in respect of compensation committee advisor independence.

(3)
As set forth in the conflict of interest policy, a director is considered to have a material interest in an entity if he or she is a director or officer of that entity, performs an executive function for the entity or has some other material interest in the entity. A director who beneficially holds less than 5% of the outstanding securities of any publicly traded entity and who does not derive any other benefit from such entity not available to other public security-holders, shall not be considered to hold a material interest in such entity.

C-17   Management Proxy Circular 2023   Suncor Energy Inc.

SCHEDULE D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR
The following principles shape the position description and duties for the Chair of the Board of Directors (the “Board”) of Suncor Energy Inc. (“Suncor”):
1.
The Board’s overarching duty is to supervise the management of Suncor’s business and affairs.

2.
Suncor is committed to establishing and maintaining a well-developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chair from the role of Chief Executive Officer (“CEO”).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chair will be:
•
The Chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chair is not an employee or officer of Suncor and will be independent of management. The Chair will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of Suncor and its shareholders.

•
The Chair will preside at meetings of the Board and at meetings of the shareholders of Suncor, as provided for in the by-laws of Suncor.

•
The Chair, by standing invitation, is considered an ex-officio of the Board’s standing committees of which he/she is not a listed member.

•
The Chair will be kept well informed on the major affairs and operations of Suncor, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of Suncor.

The accountabilities of the Chair include:
Shareholder Meetings
•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board
•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board’s work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the Corporate Secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board
•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors’ other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•
Review and approve requests from directors under the Board’s Orientation and Directors Continuing Education Policy.

Work with Management
•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO’s expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders
•
Share Suncor’s views with other boards and organizations when required.

•
Although primary responsibility for Suncor’s relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chair may be requested, from time to time, to attend meetings with outside stakeholders.

Management Proxy Circular 2023   Suncor Energy Inc.   D-1

DIRECTOR INDEPENDENCE POLICY AND CRITERIA
SCHEDULE E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA
Background:
Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chair should be independent.
The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the “Board”) of Suncor Energy Inc. (“Suncor”) determines whether each of its directors is or is not independent.
Independence Policy:
Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.
Independence Criteria:
A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A “material relationship” is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment (CSA National Instrument 52-110).
Notwithstanding the foregoing, a director will NOT be considered independent if(1):
•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).
•
The director or an immediate family member is a current partner of a firm that is Suncor’s internal or external auditor; a director is a current employee of such a firm; or a director’s immediate family member is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor’s audit within that time. For the purposes of this point ONLY, “immediate family member” means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor’s current executive officers at the same time serve on that corporation’s compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered “payments” for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization’s consolidated gross revenues.

•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

(1)
Unless otherwise noted, “immediate family member” is defined to include a person’s spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person’s home.

E-1   Management Proxy Circular 2023   Suncor Energy Inc.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:
•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor,

provided that the individual’s remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board’s conflict of interest policy with respect to contracts between Suncor and that other entity.

Management Proxy Circular 2023   Suncor Energy Inc.   E-2

BOARD TERMS OF REFERENCE
SCHEDULE F: BOARD TERMS OF REFERENCE
Part I: Overview
The Canada Business Corporations Act (the “Act”), the governing statute of Suncor Energy Inc. (“Suncor” or the “corporation”), provides “that the directors shall manage or supervise the management of the business and affairs of a corporation…”. In practice, as a Board of Directors cannot “manage” a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor’s management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (“CEO”), sets standards of conduct, including the corporation’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the corporation.
In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the corporation. Specific responsibilities which facilitate the discharge of the Board’s stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board’s Mandate, comprising Part IV of these Terms of Reference.
The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor’s Board governance.
The CEO of Suncor is delegated the responsibility for the day-to-day management of the corporation and for providing the corporation with leadership. The CEO discharges these responsibilities by formulating corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The corporation’s Management Control Process Policy explicitly identifies actions that have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:
•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the corporation from the corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors’ circular;

•
the approval of the audited annual financial statements of the corporation; and

•
the adoption, amendment or repeal of by-laws of the corporation.

One of the key stewardship responsibilities of the Board is to approve the corporation’s goals, strategies and plans, and the fundamental objectives and policies within which the business is operated and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

F-1   Management Proxy Circular 2023   Suncor Energy Inc.

Part II: Board Guidelines
The following have been adopted by the Board as the guidelines applicable to the Board and its operations:
•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the corporation’s annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the corporation’s long-range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the corporation’s best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors’ interests with those of Suncor’s shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the corporation, and the creation and fostering within the corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors’ schedules. Directors are accordingly expected to make every

(1)
Suncor’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the U.S. Securities and Exchange Commission (SEC), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements).

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

Management Proxy Circular 2023   Suncor Energy Inc.   F-2

BOARD TERMS OF REFERENCE
reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone, or other electronic means.
•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the corporation’s management proxy circular.
•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an “in-camera” basis without management. Such in‑camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
From time to time the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the corporation’s operations and the communities in which they are carried out.

Part III: Committee Guidelines
•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health, Safety & Sustainable Development Committee (“EHS&SD”). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual meeting of shareholders at which directors are elected by the shareholders of the corporation. In accordance with the corporation’s By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.
•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the corporation’s By-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate(4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

(3)
See note (1) above

(4)
See Appendix A

(5)
See Appendix A

F-3   Management Proxy Circular 2023   Suncor Energy Inc.

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors shall be disclosed in the corporation’s management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors
Goals of the Board. The major goals and responsibilities of the Board are to:
•
Establish policy direction and the fundamental objectives of the corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor’s long-range plan, which takes into account, among other things, the opportunities and risks of the corporation’s business;

•
Protect and enhance the assets of the owners of the corporation and look after their interests in general;

•
Ensure the continuity of the corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties. The major duties of the Board are to:
1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners.

Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.
2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s capital budget and endorsing the strategies reflected in its long-range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the corporation or that the Board is legally required to take.

3.
Review with management the mission of the corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the corporation’s progress toward its goals and plans, and assume responsibility to revise and alter the corporation’s direction where warranted.

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

Management Proxy Circular 2023   Suncor Energy Inc.   F-4

BOARD TERMS OF REFERENCE
•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the corporation’s business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the corporation’s internal control and management information systems.

10.
Ensure that the corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll-free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.
12.
Ensure that the corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

F-5   Management Proxy Circular 2023   Suncor Energy Inc.

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE
For the purpose of making appointments to the corporation’s Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.
Financial Literacy
Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of Financial Literacy the Board of Directors must evaluate the totality of the individual’s education and experience including:
•
The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the corporation’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the corporation.

Audit Committee Financial Expert
An “Audit Committee Financial Expert” means a person who in the judgment of the corporation’s Board of Directors, has following attributes:
•
an understanding of Canadian generally accepted accounting principles and financial statements;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

•
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in the bullets immediately listed above, through:
•
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

•
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

•
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

•
other relevant experience.

Management Proxy Circular 2023   Suncor Energy Inc.   App A-1

If you are looking for Suncor's 2022 Annual Report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2022 Annual Report is available electronically on Suncor's website at www.suncor.com. Or if you would like to receive a printed copy, please call 1 800 558 9071.

Suncor Energy Inc.
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